Registered number: 02068222

Registered office:
25 Cabot Square
Canary Wharf
London
E14 4QA

Morgan Stanley

Morgan Stanley & Co. International plc

Report and financial statements

31 December 2025

Table of contents

Table of Contents

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

The Directors present their Strategic Report for Morgan Stanley & Co. International plc (the "Company") and all of its subsidiary undertakings (together the "Group") for the year ended 31 December 2025.

Group and Company Overview

The ultimate parent undertaking and controlling entity of the Company is Morgan Stanley, which together with the Group and Morgan Stanley's other subsidiary undertakings, forms the "Morgan Stanley Group". Morgan Stanley is a global financial services firm authorised as a Financial Holding Company and regulated by the Board of Governors of the Federal Reserve System in the United States of America ("US").

Morgan Stanley International Limited ("MSI") is the ultimate United Kingdom ("UK") parent undertaking of the Company. MSI, together with all of its subsidiary undertakings, forms the "MSI Group".

The Company and Group operate within the financial services industry and are subject to extensive supervision and regulation.

Throughout the Strategic Report, the Directors may refer to policies, procedures and practices that the Company shares with the MSI Group and the Morgan Stanley Group.

Principal Activity

The Morgan Stanley Group's overall strategy is to raise, manage and allocate capital for corporations, individuals, asset managers and asset owners around the world.

The principal activity of the Group is the provision of financial services to a global client base consisting of corporations, governments and financial institutions. Financial services includes investment banking, sales and trading, and other services to clients. There has been no change to the Group's principal activity during the year and no significant change is expected.

The Company conducts business from its headquarters in London, UK and operates branches in Abu Dhabi, Dubai, Qatar, South Korea and Switzerland. Details of the Company's subsidiaries can be found in note 13 and in the Appendix.

Supervision and Regulation

As a UK-based financial services provider, the Company is authorised by the Prudential Regulation Authority ("PRA") as a PRA-designated investment firm and is primarily regulated by the PRA and the Financial Conduct Authority ("FCA"). The branches and subsidiaries are regulated where subject to local requirements.

Capital and liquidity ratios as reported to the PRA are included in this Strategic Report for the Company only.

As a provider of services to global clients, the Company is conditionally registered with the Securities and Exchange Commission ("SEC") as a Securities Based Swap Dealer ("SBSD"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a Swap Dealer.

Where applicable, the Company is complying with home country capital requirements in lieu of SEC and CFTC requirements pursuant to substituted compliance rules.

The Company issues debt on European Union ("EU") regulated markets and is subject to the Luxembourg Law on Transparency Requirements.

Risk Factors and Business Environment

The business results of the Group's operations may be impacted by exposure to risk factors and the current business environment in which it operates.

Risk Factors

Risk taking is an inherent part of the Group's business activities. The MSI Group has policies in place to identify, measure, monitor, report, challenge and escalate the principal risks involved in its business activities.

The Company's Risk Appetite Statement ("RAS") articulates the aggregate level and type of risk that the Company is willing to accept to execute its business strategy and to protect its capital and liquidity resources.

The MSI Group has an established Risk Management Framework to support the identification, measurement, monitoring, reporting, challenge and escalation of risk.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

A description of the principal risks considered material to the Group, and how they are managed, is outlined in the 'Risk Management' section.

Business Environment

The economic environment demonstrated resilience in 2025 as client and investor confidence and market sentiment improved and markets rebounded from early-year uncertainty. The year was characterised by increased momentum in capital markets activity and lower interest rates. The rate of economic growth, elevated geopolitical uncertainty, as well as central bank actions have impacted and could continue to impact capital markets. The Group performance in this environment is discussed in the 'Overview of 2025 Financial Results'.

Escalation of conflict in the Middle East
The Group's management is monitoring the conflict in the Middle East, the impact on the regional economy, as well as on other world economies and the financial markets, and continues to provide support to its employees in the Middle East branches.

Future developments

The Strategic Report contains certain forward-looking statements and information on future developments. These statements are made by the Board in good faith, based on the information available at the time of the approval of the report, and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors considered, underlying any such forward-looking information.

Sustainability Overview

The Morgan Stanley Group's sustainability strategy is focused on helping clients achieve their own sustainability-related ambitions by providing advice, products and solutions. For further information on its approach to, and performance on, sustainability-related topics, refer to the Morgan Stanley Group's Sustainability Report, available at https://www.morganstanley.com/about-us/sustainability-reports-research.

The Group's approach to sustainability topics is provided in the 'Sustainability Report' section, and is consistent with that of the Morgan Stanley Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Financial Performance and Condition

Performance Indicators

To assess the effectiveness of the execution of the strategy, the Board monitors the results of the Group and/or Company by reference to a range of key performance indicators and required regulatory metrics, including, but not limited to those disclosed below. The performance indicators are as at the years ended 31 December 2025 and 31 December 2024, except where otherwise stated. The Company has consistently been, and continues to be, fully compliant with its financial resources requirements.

Return on Shareholders' Equity (Group)

in $ millions	2025	2024
Total shareholders' equity at beginning of the year	23,612	23,606
Profit after tax	1,754	1,425
Return on shareholders' equity	7.4%	6.0%

Tier 1 Capital Ratio (Company)

in $ millions	2025	2024
Risk-weighted assets ("RWAs")	138,766	122,626
Tier 1 capital	22,440	21,526
Tier 1 capital ratio	16.2%	17.6%

Leverage Ratio (Company)

in $ millions	2025	2024
Leverage exposure	526,099	409,557
Tier 1 capital	22,440	21,526
Leverage ratio	4.3%	5.3%

Liquidity Coverage Ratio (Company)

in $ millions	2025 [1]	2024 [1]
Liquidity buffer - High quality liquid assets ("HQLA")	46,460	39,981
Liquidity coverage ratio ("LCR")	197%	194%

(1) Calculated as the average of the preceding twelve months.

Net Stable Funding Ratio (Company)

in $ millions	2025 [1]	2024 [1]
Available stable funding ("ASF")	119,963	106,539
Required stable funding ("RSF")	112,117	100,420
Net Stable Funding Ratio ("NSFR")	107%	106%

(1) Calculated as the average of the preceding four quarters.

Senior Unsecured Credit Ratings (Company)

At 31 December 2025 and 31 December 2024, the Company's senior unsecured ratings were as follows:

	Short-Term Debt	Long-Term Debt	Rating Outlook
Moody's Investor Service, Inc	P-1	Aa3	Stable
Standard & Poor's Rating Service	A-1	A+	Stable
Fitch Ratings	F1+	AA-	Stable

In addition, the Group is required to disclose the Return on Assets ratio, as per the PRA Rulebook for Capital Requirement Regulation ("CRR") firms.

Return on Assets (Group)

in $ millions	2025	2024
Return on assets		
Total assets at beginning of the year	578,078	550,050
Profit after tax	1,754	1,425
Return on assets	0.30%	0.26%

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Overview of 2025 Financial Results

Income Statement

The Group's financial results for the years ended 31 December 2025 and 31 December 2024 are shown below.

in $ millions	2025	2024	Increase/ (decrease)	Variance %
Investment Banking	1,221	938	283	30%
Sales and Trading	1,573	1,323	250	19%
Investment Management	27	20	7	35%
Fee and commission income	**2,821**	**2,281**	**540**	**24%**
Net trading income[1]	**6,505**	**5,294**	**1,211**	**23%**
Net revenues	**9,326**	**7,575**	**1,751**	**23%**
Staff related expenses	2,144	1,804	340	19%
Non-staff related expenses	4,757	3,813	944	25%
Operating expenses	6,901	5,617	1,284	23%
Net impairment loss (reversal) on financial instruments	3	(1)	4	(400%)
Non-interest expenses	**6,904**	**5,616**	**1,288**	**23%**
Profit before tax	**2,422**	**1,959**	**463**	**24%**
Income tax expense	668	534	134	25%
Profit after tax	**1,754**	**1,425**	**329**	**23%**

[1] Net trading income is comprised of 'Net gains from financial instruments at fair value through profit or loss ("FVPL")', 'Other revenue' and 'Net interest expense' as set out in the consolidated income statement on page 59.

Net revenues and Profit before tax split by geographical region

2025	Net revenues ($ millions / %)		Profit before tax ($ millions / %)	
EMEA [1]	5,567	60%	981	40%
Asia	3,094	33%	1,112	46%
Americas	665	7%	329	14%
Total	**9,326**		**2,422**	

2024				
EMEA [1]	4,699	62%	751	38%
Asia	2,324	31%	938	48%
Americas	552	7%	270	14%
Total	**7,575**		**1,959**	

[1] Europe, Middle East and Africa ("EMEA")

Net Revenues

Overall Net revenues increased by 23%.

Fee and commission income

Fee and commission income increased by 24%.

Investment Banking increased by 30% across all regions due to higher underwriting and advisory revenues from an increase in mergers and acquisitions transactions.

Sales and Trading primarily reflects increased client activity across all businesses.

Net trading income

The 23% increase in Net trading income was due to strong performance in Equities on higher client activity across all businesses and regions.

Operating expenses

Overall Operating expenses increased by 23%.

Staff related expenses

Staff related expenses increased due to higher discretionary bonus as a result of higher revenues.

Non-staff related expenses

The 25% increase in Non-staff related expenses was mainly due to higher brokerage and execution related expenses due to increased trading activity.

Income tax expense

The Group's Income tax expense represents an effective tax rate ("ETR") of 27.6% (2024: 27.3%), which is in line with the average standard rate of UK corporation tax (inclusive of the UK Banking surcharge) of 28% (2024: 28.0%).

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Balance Sheet

in $ millions	2025	2024	Increase/ (decrease)	Variance %
Cash and short term deposits	18,976	16,711	2,265	14%
Trading financial assets	415,802	369,853	45,949	12%
Secured financing	137,869	115,453	22,416	19%
Trade and other receivables	95,120	75,238	19,882	26%
Other assets	1,173	823	350	43%
Total Assets	**668,940**	**578,078**	**90,862**	**16%**
Trading financial liabilities	337,224	319,056	18,168	6%
Secured borrowing	134,738	105,067	29,671	28%
Trade and other payables	93,280	78,885	14,395	18%
Debt and other borrowings	63,125	39,523	23,602	60%
Subordinated debt	15,626	11,798	3,828	32%
Other liabilities	58	137	(79)	(58%)
Total Liabilities	**644,051**	**554,466**	**89,585**	**16%**
Total Equity	**24,889**	**23,612**	**1,277**	**5%**

Assets and Liabilities

The increase across the majority of the balance sheet line items was driven by increased client activity and market movements in Equities.

The increase in 'Debt and other borrowings' was related to an increase in unsecured funding from the Company's immediate parent and an increase in structured note issuances.

Key Accounting Estimates and Judgements

In the preparation of the Group's consolidated financial statements, management is required to make accounting estimates and assumptions (refer to note 2 of the Financial Statements). Of the material accounting policies, the following policies involved a higher degree of judgement and complexity, and consequentially greater consideration by management.

Valuation of Financial Instruments at Fair Value

Given the extent to which the Group recognises financial instrument assets and liabilities at fair value, the preparation of the Group's consolidated financial statements requires management to consider on an on-going basis the key valuation metrics and judgements involved in the determination of fair value. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement.

Management have reviewed the key valuation metrics, assumptions and methodologies involved in the determination of the fair value of financial instruments and determined that the valuations were reasonable.

The accounting policy is disclosed in note 3(d) of the Financial Statements with note 30 providing qualitative and quantitative information on the measurement of financial instruments at fair value.

Tax and Litigation Provisions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions regarding the outcome of matters that are uncertain, including those relating to tax and litigation. The Group has recognised provisions against a number of uncertain tax and litigation matters, for which management has made judgements and interpretations when determining the amount of such provisions. Whilst a range of outcomes is foreseeable, management considers the amount provided to be a reasonable estimate of probable future liabilities after consideration of all pertinent facts.

The accounting policy is disclosed in note 3(i) of the Financial Statements with note 18 providing qualitative and quantitative information on the tax and litigation provisions.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Capital and Liquidity Resource Management and Regulation

The Company manages and monitors its capital and liquidity in line with established policies and procedures and in compliance with local regulatory requirements.

The key regulations impacting the financial soundness of the Company are as follows:

Capital and Liquidity Standards: The Company is subject to risk-based capital, leverage and liquidity standards for banks and major investments firms in the UK, as implemented by the PRA. These are based on the standards developed by the Basel Committee on Banking Supervision ("BCBS"). They also include on-shored regulatory obligations following the UK's withdrawal from the EU, related to the CRR.

Recovery and Resolution: The Company is subject to regulatory requirements on recovery and resolution planning set by the PRA and the Bank of England ("BOE"), as part of the UK's recovery and resolution framework, established through the UK Banking Act 2009 and related legislation. This includes regulatory requirements that apply directly to the Company, and those regulatory requirements that apply to the MSI Group and therefore, indirectly, apply to the Company. The Company is also within the scope of the resolution strategy adopted by the Morgan Stanley Group. Refer to 'Capital and Liquidity Resource Management and Regulation – Recovery and Resolution Planning' section for further information.

Capital Management

Consistent with the Morgan Stanley Group capital management policies, the MSI Group and the Company manage their capital positions based upon, among other things, business opportunities, risks, capital availability and rate of return together with internal capital policies, current and future regulatory requirements and rating agency guidelines.

The Company is included as a significant subsidiary in the MSI Group's Pillar 3 report. This report can be found at https://www.morganstanley.com/about-us-ir/pillar-uk.

Regulatory Capital and Leverage Requirements

The Company is subject to minimum risk-based capital requirements calculated in accordance with PRA rules – referred to as Pillar 1. The Company is also subject to a Pillar 2 requirement to undertake an Internal Capital Adequacy Assessment ("ICAAP"), for risks not covered in Pillar 1.

The MSI Group and the Company conduct an ICAAP at least annually. The ICAAP is a key tool used to inform the MSI Board and executive management on risk profile and capital adequacy.

The PRA reviews the ICAAP through its Supervisory Review and Evaluation Process ("SREP") and sets a Total Capital Requirement ("TCR") comprising Pillar 1 and Pillar 2A, which establishes the minimum level of regulatory capital for the MSI Group and the Company.

As at 31 December 2025, the Company's Total Capital Requirement ("TCR") is 11.9% (31 December 2024: 10.9%) of Risk Weighted Assets ("RWA") which equates to $16,485 million (31 December 2024: $13,403 million). In addition, the PRA sets a buffer, which is available to support the Company in a stressed market environment.

The Company's capital is monitored on an ongoing basis to ensure compliance with the above requirements.

The Company complied with all of its capital requirements during the year.

Capital Resources

The capital managed by the Company includes share capital, Additional Tier 1 ("AT1") capital instruments, subordinated debt and reserves.

To maintain or adjust its capital structure, the Company may pay dividends, return capital to its shareholders, issue new shares, or issue or repay AT1 capital instruments or subordinated debt.

Set out below are details of the Company's Capital Resources, as at 31 December 2025 and 31 December 2024:

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

in $ millions	2025	2024
Total Company equity	24,745	23,491
Regulatory adjustments	(2,305)	(1,965)
Tier 1 Capital	22,440	21,526
Of which		
CET1	*18,140*	*17,226*
AT1	*4,300*	*4,300*
Tier 2 Capital	5,224	5,098
Total Capital Resources	**27,664**	**26,624**
RWAs	138,766	122,626
CET1 capital ratio	13.1 %	14.0 %
Tier 1 capital ratio	16.2 %	17.6 %
Total capital ratio	19.9 %	21.7 %

The decrease in the total capital ratio reflects the higher RWAs, see below. Regulatory adjustments include deductions applied based on the prudential filters in compliance with the PRA Rule book (CRR).

RWAs

Set out below are details of the Company's RWAs.

in $ millions	2025	2024
Credit RWAs	83,142	70,947
Market RWAs	44,149	41,136
Operational risk RWAs	11,475	10,543
Total RWAs	**138,766**	**122,626**

RWAs increased by $16,140 million over the year, largely driven by higher Credit Risk and Market Risk due to changes in the risk profile.

Leverage Ratio

The leverage ratio is a supplementary measure to the risk-based capital requirements, calculated as the ratio of Tier 1 capital to total leverage exposure (certain assets plus certain off-balance sheet exposures adjusted for Tier 1 capital deductions).

The Company has been subject to a minimum leverage ratio of 3.25% since 1 January 2023.

In addition, at least 75% of the Company's Tier 1 capital must consist of CET1 capital. Furthermore, the Company must also maintain an additional countercyclical leverage ratio buffer of CET1 equal to 35% of its current Countercyclical Capital Buffer ("CCyB") rate of 0.57%.

The Company's leverage ratio is included in the Performance Indicators section on page 5.

Leverage exposure increased over the year primarily driven by increases in Cash Products, Secured Financial Transactions ("SFTs") and Derivatives.

Funding and Liquidity Management

Funding and Balance Sheet Management

Liquidity and funding risk refers to the risk that the Group is unable to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern, as well as the associated funding risks triggered by the market or idiosyncratic stress events that may negatively affect the Group's liquidity and may impact the Group's ability to raise new funding.

The Group manages its funding in a manner that reduces the risk of disruption to its operations. The Group pursues a strategy of diversification of secured and unsecured funding sources (by product and investor) and attempts to ensure that the tenor of its liabilities equals or exceeds the expected holding period of the assets being financed.

The Group funds itself through diverse sources. These sources may include equity capital, long-term debt, securities sold under agreements to repurchase, securities lending and deposits. The MSI Group has active financing programmes for both standard and structured products, targeting global investors and currencies.

In managing both the Morgan Stanley Group's and the Group's funding risk, the composition and size of the entire balance sheet, not just financial liabilities, is monitored and evaluated. The liquid nature of the marketable securities and short-term receivables arising principally from sales and trading activities in the Institutional Securities business provide the Morgan Stanley Group and the Group with flexibility in managing the composition and size of its balance sheet.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Credit Ratings

The Company relies on external sources to finance a significant portion of its daily operations. The cost and availability of financing generally are impacted by the Company's credit ratings, among other variables. In addition, the Company's credit ratings can have an impact on certain trading revenues, particularly in those businesses where longer-term counterparty performance is a key consideration, such as certain over the counter ("OTC") derivative transactions. When determining credit ratings, ratings agencies consider both company-specific and industry-wide factors. The Company's unsecured credit ratings are included in the 'Financial Performance and Condition' section on page 5.

Regulatory Liquidity and Funding Requirements

The Company is subject to the liquidity regulations prescribed by the PRA which include the LCR and NSFR under Pillar 1 and additional Pillar 2 requirements.

The Pillar 2 requirements are assessed by the PRA for risks not captured in Pillar 1. Pillar 2 risks are identified by the Company and documented in the Internal Liquidity Adequacy Assessment Process ("ILAAP"), reviewed and assessed by the PRA as part of the Liquidity Supervisory Review Process ("L-SREP").

Throughout the year, the Company held adequate liquidity in the form of High-Quality Liquid Assets ("HQLA") and maintained an appropriate funding profile to meet Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") regulatory requirements.

The Company's liquidity ratios are included in the 'Financial Performance and Condition' section on page 5.

Recovery and Resolution Planning

The UK Banking Act 2009 and related legislation established a recovery and resolution framework for UK institutions, including the Company.

Annually, the MSI Group prepares a recovery plan which identifies mitigation tools available in times of severe stress. The Company is included in the recovery plan and is identified as a material legal entity of the MSI Group.

The MSI Group and the Company produce information required for resolution purposes by the BOE, as the UK Resolution Authority in accordance with UK statutory and regulatory requirements. The Company also complies with relevant BOE and PRA rules on resolution planning and resolvability, including requirements under the BOE's Resolvability Assessment Framework, and the Minimum Requirement for own funds and Eligible Liabilities ("MREL") set by the BOE (see following sub-section).

The Morgan Stanley Group has developed a resolution plan in accordance with the requirements of Section 165(d) of Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations adopted by the Federal Reserve Board and the Federal Deposit Insurance Corporation. The resolution plan presents Morgan Stanley's strategy for resolution of Morgan Stanley upon material financial distress or failure. The Company is a Material Operating Entity of the Morgan Stanley Group and is within the scope of the single point of entry resolution strategy adopted by the Morgan Stanley Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

MREL

MREL is designed to enhance the resilience of the financial system by ensuring firms have sufficient capital instruments and eligible liabilities to absorb losses and appropriately recapitalise entities in the case of resolution. The MREL reflect the UK Banking Act and other relevant retained EU law.

MREL requirements apply to the Company on an individual level and to the MSI Group on a consolidated basis.

The Company and MSI Group have issued senior subordinated debt to ensure compliance with this requirement.

Regulatory Developments

The Company continues to monitor the changing political, tax and regulatory environment, with specific changes taking place as part of the BOE implementation of Basel 3.1 standards, as detailed below. The Company expects to remain subject to extensive supervision and regulation.

Finalising Basel III Reforms

BCBS sets the standard for international banking prudential regulation in a series of accords ("Basel Accords") that are implemented in the UK via the PRA Rulebook including retained EU Law under the European Union (Withdrawal) Act 2018.

There are a number of remaining standards of the Basel III reform package (referred to as "Finalisation of Basel III") that are yet to be implemented. These revisions cover RWA requirements for credit, market, credit valuation adjustments ("CVA") and operational risk.

In the UK, the PRA issued their final rules, referred to as Basel 3.1, to implement these standards in January 2026. These rules are effective from 1 January 2027 with the exception of new advanced approaches for market risk which are effective from 1 January 2028. The proposed rules are largely consistent with the Basel III reform package with some adjustments to address UK specificities. These changes require significant changes in calculation processes. The above developments have been considered in the capital planning, funding plan, ICAAP and ILAAP, and the Company remains adequately capitalised.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Risk Management

The business strategy acts as a key driver for the MSI Group's business model, which in turn drives the risk strategy and the consequent risk profile of the Group. The business strategy and risk strategy are considered and aligned as part of the annual strategic review, or more frequently if necessary.

Note 26 provides additional qualitative and quantitative disclosures about the Group's management of, and exposure to, certain financial risks.

Risk Management Framework

Risk taking is an inherent part of the Group's business activities and effective risk management is vital to the success of the Group. The MSI Group has established a Risk Management Framework which encompasses the risk management culture, risk governance, approach and practices that support risk identification, measurement, monitoring, reporting, challenge and escalation. This chapter covers the core components of the Framework.

Three Lines of Defence Framework

The MSI Group executes risk oversight through a "Three Lines of Defence" framework, to create a clear delineation of responsibilities between risk owners and independent risk control functions with a view to addressing potential conflicts of interest. The functions responsible for carrying out the activities across the Three Lines of Defence are summarised below.

- **First Line of Defence**: Business units are responsible for managing their strategy and business activities in accordance with the Risk Appetite and Risk Management Framework. Support functions are independent of the business units and support strategy execution of the Group's revenue-generating activities.
- **Second Line of Defence**: Independent Risk Management and Control Functions identify, measure, monitor, report, challenge and escalate risks. Independent Risk Management and Control Functions include, for example, functions performed by the Europe, Middle East and Africa ("EMEA") Risk Division, EMEA Second Line Non-Financial Risk ("2LoD NFR"), and Product and Valuation Control ("VC") (part of Finance Division).
  - EMEA Risk Division: The EMEA Chief Risk Officer ("CRO") leads, manages and

oversees the EMEA Risk Division and is a member of the MSI Board. The EMEA Risk Division is responsible for the independent identification, measurement, monitoring, reporting, challenge and escalation of all market, credit and liquidity risks (including the financial risks from climate change) arising from MSI Group and EMEA-managed business. The EMEA CRO has overall responsibility for the Enterprise Risk Management Framework applicable to the MSI Group which includes development of risk appetite, oversight of relevant risks reflected in the Risk Appetite Statement ("RAS") and monitoring and reporting of risks in line with agreed appetite to relevant Boards. The EMEA CRO is assisted by governance across first and second line functions to discharge this responsibility.

- EMEA 2LoD NFR Department: Includes Compliance, Global Financial Crimes and Operational Risk Departments and provides independent oversight and challenge of Non-Financial Risk Management across the MSI Group by identifying, measuring, monitoring reporting, challenging and escalating the non-financial risks. The EMEA Head of Non-Financial Risk leads, manages and oversees the EMEA 2LoD NFR Department.

- Other Independent Control Functions: Finance Control and Assurance Functions determine whether the conceptual framework, governance, measurement and monitoring systems and controls are appropriate for MSI Group's size, complexity and business activities. The primary EMEA Finance Control and Assurance Functions reporting to the EMEA CFO include EMEA Product Control, EMEA VC and EMEA Regulatory Reporting Quality Assurance Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

- **Third Line of Defence**: The EMEA Internal Audit Department ("IAD") provides independent, objective and timely assurance about the effectiveness of risk management, governance and controls over key risks within the businesses and functions. EMEA IAD's responsibilities are carried out independently with support and oversight from the MSI Audit Committee. The teams within EMEA IAD do not have reporting lines to business management. EMEA IAD executes its activities in accordance with the mandatory elements of The Institute of Internal Auditors' International Professional Practices Framework, including the Core Principles for the Professional Practice of Internal Auditing, and the Definition of Internal Auditing.

Risk Policies and Processes

Morgan Stanley has well-established policies and procedures which set out the standards that govern the identification, measurement, monitoring, reporting, challenge and escalation of the various types of risk involved in its business activities. The MSI Group has implemented specific risk management policies to address local business and regulatory requirements, where appropriate. These policies are approved by the MSI Board and reviewed at least annually.

Risk Culture

MSI Group's Risk Management Culture is rooted in the following key principles: integrity, comprehensiveness, independence, account-ability and transparency.

The MSI Group has a risk culture that encourages open dialogue, effective challenge, escalation and appropriate reporting of risk to EMEA senior management, the MSI Board (or a committee thereof) and the MSI Group's regulators, as well as external risk disclosures. Developing the MSI Group's risk culture is a continuous process and builds upon Morgan Stanley's commitment to its values, including "doing the right thing", which make managing risk each employee's responsibility. Senior management promotes the MSI Group's risk culture, which enables individuals across the organisation to make appropriate risk decisions. The RAS of the Company is embedded in the risk culture and linked to the Company's short-term and long-term strategic, capital and financial plans, as well as compensation programmes.

Risk Identification, Risk Appetite and Risk Limits/Tolerances

Risk Identification

The process of Risk Identification is performed on a continuous basis as part of the day-to-day activities of the EMEA business units and the EMEA Independent Risk Management and other Control Functions including the EMEA Risk Division, and the EMEA 2LoD NFR Organisation. A number of risk management processes, such as regular risk reviews and stress testing, are conducted to identify business model vulnerabilities, review market events and regulations and support the continuous assessment process for risk identification.

As part of these processes, the MSI Group identifies all potential material risks related to the MSI Group's business activities. The collection of risks identified through this process are assessed for capital and liquidity adequacy as part of the Company's ICAAP and ILAAP, and form an integral part of the development of the Company's RAS.

The following risk types involved in MSI Group's business activities are currently considered material as determined through the Risk Identification Framework:

Financial Risks

- Market Risk

- Credit Risk

- Model Risk

- Valuation Risk

- Leverage Risk

- Liquidity Risk

Non-Financial Risks

- Operational Risk

- Compliance Risk (including Conduct)

- Financial Crimes Risk

Other Material Risks

- Strategic Risk (including Earnings at Risk)

- Reputational Risk

Climate change is a driver of existing risks and is managed within the Company's existing Risk Appetite (for more information refer to the 'Sustainability Report' section).

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

The MSI Board has established frameworks to identify, measure, monitor, report, challenge and escalate these risks. The frameworks for Market Risk, Credit Risk, Valuation Risk, Leverage Risk, Liquidity Risk, and Operational Risk are described in further detail in the respective parts of this document.

A summary of the remaining material risks is outlined below:

- **Model Risk** is the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model Risk can lead to financial loss, poor business and strategic decision-making, non-compliance with applicable laws and/or regulations, or damage to the MSI Group's reputation.

- **Compliance Risk** is defined as the risk of legal or regulatory sanctions, material financial loss or damage to reputation resulting from the failure to comply with laws, rules, regulations, related self-regulatory organisation standards and codes of conduct applicable to the MSI Group's activities. Compliance Risk includes Conduct Risk, which is defined as the risk arising from misconduct by individual employees or contingent workers or groups of employees or contingent workers (collectively, "Personnel"), or the risk arising from conduct by the MSI Group where the outcome has an adverse impact on clients or markets. Conduct Risk includes both intentional and unintentional behaviours.

- **Financial Crimes Risk** refers to the risk of regulatory sanctions and reputation damage posed to the Group in the event of failure to comply with applicable anti-money laundering, economic sanctions, anti-tax evasion, or anti-bribery and corruption laws and regulations.

- **Strategic Risk (including Earnings at Risk)** is defined as risk to baseline earnings from misaligned design and implementation of the Group's overall strategic objectives and the associated business unit strategic initiatives required to enable them, and any threat to the effective and efficient execution of the Group's strategic business initiatives.

- **Reputational Risk (also referred to as Franchise Risk)**, refers to potential risks associated with the way in which the Group conducts its business and the perception of the Group by external parties including shareholders, clients, regulators and the public. Reputational risks may be triggered by either the nature of the transaction (e.g. unusual complexity or novel issues) or business practice (e.g. a transaction without appropriate economic substance or business purpose), or by the identity or reputation of the client or counterparty (e.g. a client linked to alleged corruption or other improper activities).

Risk Appetite

The Company's RAS articulates the aggregate level and types of risk that the Company is willing to accept in order to execute its business strategy and protect its capital and liquidity resources. The Company's Risk Appetite is set by the Board in conjunction with its business strategy and in consideration of its capital and liquidity resource adequacy framework.

The RAS includes risks that have both qualitative and quantitative elements. The combination of qualitative Risk Appetite and Tolerance Statements and quantitative limits aims to ensure that the Company's businesses are carried out in line with the Risk Appetite approved by the Board, and to protect the Group's reputation in both normal and stressed environments.

Risk Limits/Tolerances

The Risk Appetite of the Company is translated into a comprehensive set of risk limits and tolerances. The Company's limits and tolerance framework mostly covers limits and tolerances across Market Risk, Credit Risk, Liquidity Risk and Operational Risk, each at different granularity levels to manage risk taking in line with Risk Appetite. These limits and tolerance frameworks are approved and monitored by the Board, the MSI Risk Committee, the EMEA Risk Committee ('ERC'), and the Independent Risk Management and other Control Functions.

The MSI Group employs integrated risk stress tests that set the boundary for risk-taking activities relative to the MSI Group's Risk Capital Resource Capacity by defining a set of limits. The MSI Board owns and approves the Macroeconomic Stress Loss Limit and the Climate Stress Loss Limit ("CSLL"). Macroeconomic and climate-related scenarios are used to monitor stress losses against the Stress Loss Limits.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

The potential impact of climate-related risks on Credit and Market Risk is assessed through a specific transition risk/carbon repricing scenario and managed via the CSLL. Risk limits are reviewed and updated on an annual basis at a minimum, with more frequent updates as necessary.

Stress Testing

Stress testing is a key risk management tool for the Group, informing risk and capital management processes and decisions, and is performed in line with internal and external regulatory requirements. It provides an understanding of the aggregate risk for the Group and an assessment of the Group's resilience to different scenarios over a range of severities. At a more granular level, stress tests provide detailed coverage of potential areas of weaknesses at the business area and counterparty level, respectively. The Group conducts cross-risk stress tests and risk specific stress tests, including reverse stress testing, with the following objectives:

- *Risk Identification:* Identification of material risk concentrations and vulnerabilities in adverse scenarios;

- *Risk Aggregation:* Estimation of aggregate size of exposures and losses in adverse shocks;

- *Risk Management*: Management of tail risks or vulnerabilities against risk appetite;

- *Capital and Liquidity Management:* Informing capital and liquidity risk assessment processes and plans (ICAAP, ILAAP);

- *Recovery and Resolution Planning:* As a key component of the Recovery and Resolution Planning exercises; and

- *Regulatory Requirements*: Meeting the relevant regulatory requirements for Stress Testing.

Risk Reporting

The MSI Group has established a Risk Reporting Framework to monitor and report MSI Group's risk profile against set risk limits and tolerances, and to provide timely risk information and/or escalation to responsible limit owners and relevant MSI Group risk governance forums and/or the MSI Board and senior management, as appropriate (for further detail, refer to section 'Corporate Governance').

The Risk Reporting Framework covers all material risks, identification of matters for escalation and decision-making and highlights emerging risks, mitigating actions and other risk matters that are deemed significant to the relevant governance forums and/or the MSI Board and senior management. The key purpose of risk reporting is to provide decision makers and risk managers with an accurate and timely representation of risk exposures, including risk concentrations, at the MSI Group level, across business lines and between legal entities. To provide this information, MSI Group generates various risk reports across individual risk functions including Market, Credit, Liquidity, Model Risk and non-financial risks, at different frequencies (e.g. daily, weekly).

In addition, the MSI Group follows Morgan Stanley Group-wide principles for risk reports, such as the appropriate level of aggregation, balance between qualitative and quantitative information or implementation of controls to ensure reported information is complete and accurate.

Risk Governance

The MSI Group has a comprehensive risk management governance framework which includes MSI Board approved policies and a defined senior management risk oversight and escalation process at various levels of the governance structure, including for key MSI Group legal entities as appropriate.

The corporate governance structure between MSI and the Company, including the executive and management-level Committees (associated with risk governance) is described in further detail within the 'Corporate Governance' section.

Market Risk

Definition

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Governance

The MSI Group manages the market risk associated with its activities at both an overall group level and at a product level, in consideration of each significant legal entity.

Sound market risk management is an integral part of the MSI Group's culture. The MSI Group is responsible for ensuring that market risk exposures are well-managed and monitored. The Market Risk Department ("MRD") ensures transparency of material market risks, monitors compliance with established limits, and escalates risk concentrations to appropriate senior management.

To execute these responsibilities, the Company monitors its market risk against limits on aggregate risk exposures and performs a variety of risk analysis. This includes monitoring VaR, stress testing and scenario analyses, regular reporting of risk exposures, and maintenance of the VaR and scenario analysis methodologies. Material risks identified by these processes are summarised and reported to senior management.

The market risk management policies and procedures applicable to MSI Group establish the framework for the identification, measurement, monitoring, reporting, challenge and escalation of market risks. These are consistent with those of the Morgan Stanley Group and include escalation to the MSI Board and appropriate management personnel.

The information in this Strategic Report is complemented by note 26 of the Financial Statements which contains additional information on primary market risk exposures, market risk management and measurement and non-trading risks and currency risk together with an analysis of VaR sensitivity. For information regarding the management of market risk driven by climate risk, refer to the 'Sustainability Report - Climate and Environmental Risk Management' section.

Measurement and Management of risk

Year End VaR

The Company's VaR for Primary Risk Categories and Total Management VaR for the years ended 31 December 2025 and 31 December 2024 are shown in the below table. Refer to note 26 for further details.

in $ millions	95%/ one-day VaR 2025		95%/ one-day VaR 2024	
	Year end	Average	Year end	Average
Primary Market Risk Categories	22	28	21	23
Credit Portfolio[1]	5	5	4	5
Less diversification benefit[2]	(4)	(4)	(5)	(4)
Total Management VaR	**23**	**29**	**20**	**24**

(1) The Credit Portfolio VaR is disclosed as a separate category from the Primary Risk Categories and includes loans that are carried at fair value and associated hedges as well as counterparty credit valuation adjustments and related hedges.

(2) Diversification benefit equals the difference between total trading VaR and the sum of the VaRs for the individual risk categories. This benefit arises because the simulated one-day losses for each of the primary market risk categories occur on different days; similar diversification benefits are also taken into account within each category.

The 2025 year-end Total Management VaR increased to $23 million from the 2024 period-end level of $20 million, driven by higher Equity risk. The same effect is visible in the 2025 average Total Management VaR, which increased to $29 million from $24 million in 2024.

Credit Risk

Definition

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the MSI Group. Credit risk includes country risk, which is further described below.

Governance

The MSI Group manages the credit risk associated with its activities, at the counterparty, portfolio, product and MSI group levels, in consideration of each significant legal entity. The credit risk management policies and procedures applicable to MSI Group establish the framework for identification, measurement, monitoring, reporting, challenge and escalation of credit risks whilst ensuring transparency of material credit risks, compliance with established limits, requisite approvals for extensions of credit and escalation of risk concentrations to appropriate senior management.

The MSI Group Credit Risk Management Department is an independent risk oversight group. The Department is responsible for managing and overseeing the credit risk profile of the MSI Group. This includes the design and oversight of the credit risk and limits framework

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

as well as the identification, measurement, monitoring, reporting, challenging and escalation of credit risk exposure at the transaction, obligor and portfolio levels. The Credit Risk Management Department also helps to ensure that the creditworthiness of the Group's counterparties is reviewed on a regular basis.

The MSI Group Credit Limits Framework is one of the primary tools used to monitor, manage, and control credit risk exposures. The MSI Board approves limits that reflect the credit risk tolerance of the MSI Group and serve as a basis from which more detailed limits are established. The Credit Limits Framework includes single name limits (e.g. counterparty, lending, settlement and treasury) and portfolio concentration limits by country, industry and product type.

The information in this Strategic Report is complemented by note 26 of the Financial Statements which contains additional information about the primary credit exposures, credit risk management and mitigation, exposure to credit risk, including the maximum exposure to credit risk by credit rating. For information regarding the management of credit risk driven by climate-related credit risk, refer to the 'Sustainability Report - Climate and Environmental Risk Management' section.

Measurement and Management of risk

The Group is exposed to credit risk primarily from the extension of credit to clients through derivatives, securities financing, prime brokerage activities, and deposits. The Group is also exposed to credit risk via inventory holdings. The Group incurs credit risk exposure to Corporates, Financial Institutions (including Central Clearing Counterparties), Central Governments, and Central Banks through its Institutional Securities business segment. The table below shows the Group's maximum exposure to credit risk and credit exposure for certain financial assets which are exposed to credit risk and where the Group has entered into credit enhancements, including receiving cash and securities as collateral and master netting agreements. The net credit exposure represents the credit exposure remaining after the effect of the credit enhancements. Exposure to other Morgan Stanley Group undertakings is included in this table.

in $ millions (audited)	2025		
	Gross credit exposure[1]	Credit enhancements [2]	Net credit exposure
Trading financial assets:			
Derivatives	279,467	(267,167)	12,300
Secured financing	137,869	(136,734)	1,135
Trade and other receivables	142	(49)	93
Loan commitments	21	—	21
	417,499	**(403,950)**	**13,549**

in $ millions (audited)	2024		
	Gross credit exposure[1]	Credit enhancements [2]	Net credit exposure
Trading financial assets:			
Derivatives	281,206	(270,311)	10,895
Secured financing	115,453	(114,572)	881
Trade and other receivables	559	(181)	378
Loan commitments	207	(103)	104
	397,425	**(385,167)**	**12,258**

(1) Gross credit exposure is the carrying amount which best represents the Group's maximum exposure to credit risk, and for financial instruments - FVPL is reflected in the consolidated statement of financial position.

(2) Credit enhancements include collateral received and netting allowable under master netting agreements used to manage credit exposure.

Country and Sovereign Exposures

Country risk is the risk that events in, or affecting, a foreign country might adversely affect the MSI Group. "Events" can include changes to global trade policies, the implementation of tariffs or imposition of capital controls resulting from numerous risks. "Foreign country" means any country other than the UK. Sovereign risk, by contrast, is the risk that a government will be unwilling or unable to meet its debt obligations or will renege on the debt that it guarantees. Sovereign risk is a single-name risk for a sovereign government, its agencies and guaranteed entities.

Country risk exposure is measured in accordance with the MSI Group's internal risk management standards and includes obligations from sovereign governments, corporations, clearing houses and financial institutions. The MSI Group actively manages country risk exposure through a comprehensive risk management framework that combines credit and market fundamentals and allows the MSI

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Group to effectively identify, measure, monitor, report, challenge and escalate country risk.

The MSI Group's obligor credit evaluation process defines country of risk as the country that has the largest economic impact on the obligor and may be different from the obligor's country of jurisdiction. Examples where this applies may include corporations that are incorporated in one country but that derive the bulk of their revenue from another and mutual funds incorporated in one jurisdiction but with a concentration of investments in a different country.

The following table shows the Company's five largest non-UK net country exposures as at 31 December 2025.

Five Largest Non-UK Country Risk Total Net Exposures for the Company[5]:

in $ millions Country	Net inventory[1]	Net counterparty exposure[2]	Funded lending	Exposure before hedges	Hedges[3]	Total net exposure 2025[4]	Total net exposure 2024[6]
United States							
Sovereigns	(1,094)	15	—	(1,079)	(27)	(1,106)	112
Non-sovereigns	3,682	10,998	—	14,680	(38)	14,642	12,824
Total United States	**2,588**	**11,013**	**—**	**13,601**	**(65)**	**13,536**	**12,936**
France							
Sovereigns	2,279	—	—	2,279	(77)	2,202	907
Non-sovereigns	42	1,609	—	1,651	(40)	1,611	1,665
Total France	**2,321**	**1,609**	**—**	**3,930**	**(117)**	**3,813**	**2,572**
Germany							
Sovereigns	1,389	—	—	1,389	154	1,543	(3,536)
Non-sovereigns	(450)	2,419	—	1,969	(40)	1,929	3,411
Total Germany	**939**	**2,419**	**—**	**3,358**	**114**	**3,472**	**(125)**
Japan							
Sovereigns	(28)	—	—	(28)	(164)	(192)	66
Non-sovereigns	52	1,981	—	2,033	(25)	2,008	1,031
Total Japan	**24**	**1,981**	**—**	**2,005**	**(189)**	**1,816**	**1,097**
Korea							
Sovereigns	468	213	—	681	(25)	656	1,575
Non-Sovereigns	68	761	—	829	—	829	743
Total Korea	**536**	**974**	**—**	**1,510**	**(25)**	**1,485**	**2,318**

(1) Net inventory represents exposure to both long and short single name and index positions (i.e. bonds and equities at fair value and Credit Default Swap ("CDS") based on notional amount assuming zero recovery adjusted for any fair value receivable or payable). As a market maker, the Company transacts in these CDS positions to facilitate client trading.

(2) Current exposure of repurchase transactions, securities lending and derivatives taking into consideration legally enforceable master netting agreements and collateral as well as relevant valuation adjustments.

(3) Represents CDS hedges (purchased and sold) on net counterparty exposure and lending executed by trading desks responsible for hedging counterparty and lending credit risk exposures for the Company. Amounts are based on the CDS notional amount assuming zero recovery adjusted for any fair value receivable or payable.

(4) Total net exposure represents the sum of net inventory exposure, net counterparty exposure, funded lending, unfunded lending and hedges. As of 31 December 2025, the Company did not have any funded or unfunded lending commitments.

(5) In addition, at 31 December 2025, the Company had exposure to these countries for overnight deposits with banks of approximately $2,268 million.

(6) The 2024 total net exposures have been revised to include exposures to other Morgan Stanley Group undertakings located in the country in question, aligned with the 2025 basis of calculation. The Company can have counterparty exposure to other Morgan Stanley Group undertakings, for example, to facilitate access to markets where the other Morgan Stanley Group undertaking is a member of the local exchange.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Valuation Risk

Definition

Valuation risk represents the possibility that a valuation estimate of a position would differ from the amount observed in a close-out transaction due to uncertainty around the actual price that could be obtained.

Governance

Valuation Control ("VC") within Finance is responsible for the Group's valuation policies and procedures which ensure compliance with the relevant accounting standards and regulatory requirements. VC implements valuation control processes designed to validate the fair value of the Group's financial instruments measured at fair value including those derived from pricing models.

Measurement and Management of risk

There are three primary control processes that mitigate the risk of valuation errors:

- Model Certification Process: All models are certified before use, and at least annually thereafter. New models (and enhancements to existing models) are developed by Strategists within the Business Units, who affirm that they are appropriate for intended use. Senior Traders in the Business Units sign off that they have been involved in the development of the model and understand the model's assumptions and limitations. VC must approve the model by performing an independent review to ensure the valuation methodology and valuation outputs produced by the model are consistent with accounting standards. Model Risk Management ("MRM"), within Firm Risk Management, must approve the application of all models, being responsible for the independent oversight of model risks.

- Mark Review Process: VC performs a mark review process which covers the financial instruments inventory held at fair value by the Group. VC ensures that the valuation generated by the Business Units is in compliance with accounting standards. This is performed by reviewing the appropriateness of the prices or pricing inputs applied to valuation models using approved valuation methodologies and external pricing data. Variances are reviewed against VC's tolerance framework; breaches are communicated to controllers for consideration as part of the general ledger close.

- Significant Transaction Analytical Review Process ("STAR"): As defined by the STAR policy, for all trades with significant gross day 1 profit or loss, VC reconfirms that the valuation methodologies are adequate and the modelling uncertainty is appropriately addressed. STAR reviews may be conducted before trade execution, post-execution, and at the point of early unwind of the trade, if it occurs. Reviews are documented, presented to, and approved by, relevant STAR Committees.

Leverage Risk

Definition

Risk of excessive leverage refers to the risk resulting from an institution's vulnerability due to leverage or contingent leverage that may require unintended corrective measures to its business plan, including distressed selling of assets which might result in losses or in valuation adjustments to its remaining assets.

Governance

The risk of excessive leverage is assessed and managed through the application and allocation of leverage ratio exposure limits of business unit and internal leverage ratio Early Warning Indicator ("EWI") levels. If internal limits are exceeded, cross-functional teams identify the key drivers of the elevated exposures and consider appropriate remediation actions. EWI levels are monitored daily to ensure that any increases above the internal thresholds are escalated to governance forums to allow for any appropriate management actions to be taken, i.e. Tier 1 capital increases and/or leverage exposure reductions, in a timely manner.

The leverage ratio exposures of MSI Group and the Group, (including business unit limit utilisation) are regularly calculated and reported to the EMEA Asset and Liability Committee ("ALCO"), alongside other additional factors that are considered, such as maturity and funding profiles considering both assets and liabilities and asset encumbrance metrics. Additionally, weekly capital resource meetings occur between senior cross-functional stakeholders to monitor,

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

analyse, and optimise resources including but not limited to leverage ratio exposure.

In addition to reporting of the leverage ratio, a quarterly risk identification assessment is in place to monitor both qualitative and quantitative leverage ratio exposure drivers, risks and quantify contingent leverage exposures to ensure compliance with internal and regulatory minimums in the event they were to crystallise. Output from this process is shared quarterly with the EMEA ALCO, which is responsible for monitoring the Group's leverage ratio.

Moreover, robust capital planning ensures future leverage ratio requirements are considered. The capital planning focuses on, but is not limited to, forecasted business activity, planned mitigation, future regulatory changes, net income forecasts and required capital.

In addition to capital planning, the Large Transaction Approval process requires the leverage ratio exposure impact to be assessed prior to execution. Trades are approved based on, amongst others, capacity and return metrics. Large transactions are defined as transactions that are anticipated to generate Risk Weighted Assets, Leverage Exposure, Affiliated Exposure and Liquidity/ Funding usage in excess of defined thresholds. If a transaction exceeds the defined thresholds, management provides approval before the execution takes place.

Liquidity Risk

Definition

Liquidity risk is the risk that the Group's financial condition or overall soundness is adversely affected by an inability or perceived inability to meet its financial obligations in a timely manner. Liquidity risk encompasses the associated funding risks triggered by stress events, which may cause unexpected changes in funding needs or an inability to raise new funding.

Governance

The MSI Group manages the Liquidity Risk associated with its activities at both an overall group level and at a product level, in consideration of each significant legal entity. The Liquidity Risk Management policies and procedures establish the framework for the identification, measurement, monitoring, reporting, challenge and escalation of liquidity risk whilst ensuring transparency of material Liquidity and Funding Risks, compliance with established limits and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Group establishes and maintains limits and risk indicators in line with the Morgan Stanley Group's Liquidity and Funding Risk Appetite, identifies and analyses emerging Liquidity and Funding Risks to ensure such risks are appropriately mitigated, and monitors and reports risk exposures against metrics and limits. The Liquidity and Funding Risks identified by these processes are summarised and reported to senior management. The information in this Strategic Report is complemented by note 26 of the Financial Statements which contains additional information on stress testing and limits framework. For information regarding the management of liquidity risk driven by climate risk, refer to the 'Sustainability Report - Climate and Environmental Risk Management' section.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Measurement and Management of risk

In order to measure liquidity risk the Group uses a range of approaches (point-in-time, forward-looking and backward looking) at product and BU levels.

MSI Group maintains Liquidity Risk limits and risk indicators at various levels of the Group's governance structure to support links between the Group's overall Liquidity Risk Appetite and more granular risk-taking decisions and activities. These more granular limits and risk indicators on the various products also serve to promote risk reducing behaviour, ensure an appropriate liquidity and funding profile, and to assist senior management in the early identification of a stressed environment.

These scenarios contain various combinations of idiosyncratic and systemic stress events of different severity and duration. Quantitative information on the regulatory requirements for LCR and NSFR is disclosed in the 'Performance Indicators' section.

The information in this Strategic Report is complemented by note 26.

Operational Risk

Definition

Operational risk is defined as the risk of loss, or of damage to the Group's reputation, resulting from inadequate or failed processes, people and systems, from human factors or from external events (e.g. fraud, theft, compliance risks, cyber-attacks or damage to physical assets). Operational risk relates to the following risk event categories as defined by Basel Capital Standards: internal fraud; external fraud; employment practices and workplace safety; clients, products and business practices; business disruption and system failure; damage to physical assets; and execution, delivery and process management.

Governance

The Group is exposed to operational risk across the full scope of its business activities. The Group has established an operational risk framework to identify, measure, monitor, report, challenge and escalate non-financial risks across the Group. This framework is consistent with the framework established by the Morgan Stanley

Group and includes escalation to the Board and appropriate senior management personnel. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal and reputational risks. The framework is continually evolving to reflect changes in the Group and to respond to the changing regulatory and business environment.

Measurement and Management of risk

The Group has implemented operational risk data and assessment systems to monitor and analyse internal and external operational risk events, to assess business environment and internal control factors and to perform scenario analysis. The collected data elements are incorporated in the operational risk capital model. The model encompasses both quantitative and qualitative elements. Internal loss data and scenario analysis results are direct inputs to the capital model, while external operational incidents, business environment and internal control factors are evaluated as part of the scenario analysis process.

In addition, the Group employs a variety of risk processes and mitigants to manage its operational risk exposures. These include a governance framework, a comprehensive risk management programme and insurance.

The breadth and variety of operational risks are such that the types of mitigating activities are wide ranging. Examples of such activities include enhancement of defences against cyber-attacks; maintaining global programmes for Business Continuity Management and Disaster Recovery; use of legal agreements and contracts to transfer and/or limit operational risk exposures; due diligence; implementation of enhanced policies and procedures; exception management processing controls; and segregation of duties.

The information in this Strategic Report is complemented by note 26.4 which contains additional information regarding identification of Priority Non-Financial Risks ("NFRs") Pathways and End Risks; operational risk management; measurement and risk mitigation; business continuity management and disaster recovery; third-party risk management.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Operational Resilience

The MSI Group's critical processes and businesses could be disrupted by events including cyberattacks, failure or loss of access to technology and/or associated data, military conflicts, acts of terror, natural disasters, severe weather events and infectious disease. The Morgan Stanley Group maintains a firmwide resilience programme that is designed to provide for operational resilience and enable it to respond to and recover critical processes and supporting assets in the event of a disruption impacting our people, technology, facilities and third parties. The key elements of the MSI Group's resilience programme include business continuity management, technology disaster recovery, third party resilience and key business service resilience. Resilience testing is performed both internally and with critical third parties to validate recovery capability in accordance with business requirements. The Company is subject to the operational resilience requirements of the FCA and the PRA. The UK regulatory requirements are incorporated within the broader firmwide resilience programme.

Morgan Stanley's Firm Resilience organisation is responsible for maintaining global programmes for Business Continuity Management and Disaster Recovery. The programmes are designed to identify key risks and threats to the MSI Group's operational resiliency to ensure that recovery strategies and required resources are in place for the resumption of critical business functions following a disaster or other business interruption. Disaster recovery plans are in place for critical technology assets and resources on a MSI Group-wide basis, and redundancies are built into the systems as deemed appropriate.

Climate and Environmental Risk

For information on the incorporation of climate and environmental risks into the Risk Management Framework, refer to the 'Sustainability Report' section.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Sustainability Report

General Information

About This Sustainability Report

This Sustainability Report provides an annual overview of the Group's approach to and performance on sustainability topics. In this Sustainability Report, the Group uses the terms "ESG" and "sustainability" interchangeably.

The Group's Sustainability Report includes disclosures required by the PRA Supervisory Statement 3/19 'Enhancing Banks' and Insurers' Approaches to Managing the Financial Risks From Climate Change' ("SS3/19"), the UK Streamlined Energy and Carbon Reporting Regulations ("SECR") and the Companies Act 2006, section 414CB.

The Group's approach to sustainability is consistent with that of the Morgan Stanley Group. The Morgan Stanley Group is committed to transparent disclosure, and its latest sustainability-related disclosures can be found in the Morgan Stanley Group's Sustainability Report. The Report's data, content and narrative are informed by the Sustainability Accounting Standards Board ("SASB") standards for Investment Banking and Brokerage, Asset Management Custody Activities, and Commercial Banking. The climate section is informed by the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). Both frameworks are now part of the International Sustainability Standards Board ("ISSB") under the International Financial Reporting Standards ("IFRS") Foundation. Morgan Stanley is a member of the IFRS Sustainability Alliance and monitors the standards being developed by the ISSB.

The Morgan Stanley Group's Sustainability Report is available at https://www.morganstanley.com/about-us/sustainability-reports-research.

As at publication date of this Group Strategic Report, the latest Morgan Stanley Group Sustainability Report is the 2024 Report. The 2025 Report will be available at this site when published.

Portfolio Management Climate-related Disclosures

In the UK, FCA Policy Statement 21/24 'Enhancing Climate-related Disclosures by Asset Managers, Life Insurers and FCA-regulated Pension Providers' requires annual disclosures consistent with the recommendations of the TCFD at both entity level and product or portfolio level, covering portfolio management activities. The Company is in scope of these requirements as a result of its portfolio management activities in relation to certain funds of Morgan Stanley Investment Management ("MSIM"). The Company's activities in this regard will be included in MSIM's TCFD report ("Climate Report"), which will be published by end of June 2026 in the Sustainable Investing section of the Morgan Stanley website at https://www.morganstanley.com/im/publication/resources/msim_climate_report_en.pdf.

Evolving Regulatory Developments

On 28 November 2022, the European Commission adopted the Corporate Sustainability Reporting Directive ("CSRD") which replaces the existing reporting requirements of the Non-financial Reporting Directive ("NFRD"). The CSRD requirements apply to financial years commencing on or after 1 January 2024, subject to transposition into EU member state law. As a result of its debt issuances on EU regulated markets, the Company is subject to the Luxembourg Law on Transparency Requirements and will be subject to CSRD once transposed into Luxembourg law.

CSRD has not been transposed into Luxembourg law, therefore the Company is not subject to the CSRD requirements for the financial year ending 31 December 2025.

On 9 December 2025, provisional political agreement of the European Commission Omnibus Sustainability package was formally approved by the European Parliament and Council of the European Union. The Company continues to monitor the finalisation of the Omnibus Sustainability package for impact on future sustainability reporting.

On 3 December 2025, the PRA published Supervisory Statement 5/25 'Enhancing banks'

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

and insurers' approaches to managing climate-related risks' ("SS5/25") which replaces PRA Supervisory Statement 3/19 ("SS3/19"). SS5/25 sets out the PRA's updated expectations for firms' approaches to managing climate-related risks and the Group is required to identify and develop a plan to address any gaps against these updated expectations by June 2026.

Approach to Sustainability

Business Model and Sustainability Matters

As set out in the 'Group and Company Overview' section, the principal activity of the Group is the provision of financial services to a global client base consisting of corporations, governments and financial institutions. Revenue generation from these activities is set out in the 'Overview of 2025 Financial Results' section.

The Morgan Stanley Group and the Group raises, manages and allocates capital to help clients achieve their goals, including in relation to sustainability. The Group takes an integrated approach to creating sustainable value for its clients, shareholders, communities, and employees. It does so by leveraging the expertise, networks and resources of the Morgan Stanley Group.

Sustainable Finance

The Morgan Stanley Group strives to be the financial services partner of choice for clients by offering solutions and advisory services designed to help deliver competitive returns and environmental or social outcomes. For more information, refer to the Morgan Stanley Group's Sustainability Report.

The Morgan Stanley Group is committed to mobilising $1 trillion in sustainable finance by 2030 which includes $750 billion to support low-carbon and green solutions. Progress toward this goal is guided by the Sustainable Finance Framework (the "Framework") and tracked at the global Morgan Stanley Group level. As of year-end 2024, over $815 billion[1] in sustainable finance has been mobilised through commercial work with clients and strategic partners[2].

The Framework is maintained by the Global Sustainability Office ("GSO") and evaluated in consideration of market practices and global frameworks, such as the United Nations Sustainable Development Goals ("UN SDGs") and the International Capital Markets Association's ("ICMA") Green and Social Bond Principles. Relevant business units and committees across the Morgan Stanley Group review the Framework to ensure it remains aligned with the Morgan Stanley Group sustainability priorities and changes in business activities and products. Additionally, the underlying data is subject to internal review and verification.

Relevant business segments, units and programmes contributing to the target include Investment Banking, Global Capital Markets, Fixed Income and Inclusive & Sustainable Ventures. Business activities that make up the eligible themes and products under the Framework are reported in the Morgan Stanley Group Sustainability Report.

The Morgan Stanley Institute for Sustainable Investing

Established in 2013, the Morgan Stanley Institute for Sustainable Investing ("ISI") aims to accelerate sustainable finance by driving innovation, empowering investors with insights and supporting the development of the next generation of sustainable investing leaders. The ISI is guided by an Advisory Board, which is chaired by Morgan Stanley's Chief Sustainability Officer, and composed of prominent leaders from business, academia and non-governmental organisations. It publishes regular thought leadership on sustainable finance trends and themes, and runs several initiatives, including the Kellogg-Morgan Stanley Sustainable Investing Challenge and the Sustainable Investing Fellowship.

Morgan Stanley Inclusive & Sustainable Ventures ("MSISV")

MSISV provides early-stage innovators with access to capital and resources to help them develop and scale through an in-house accelerator designed for startup founders and emerging non-profits. Morgan Stanley

---

[1] This compares to over $820 billion disclosed as of year-end 2023. This reduction is due to a detailed review of historical transactions offsetting progress in 2024. Refer to the Morgan Stanley 2024 Group Sustainability Report for further information.

[2] Refer to the "Sustainable Finance" section in the Morgan Stanley 2024 Group Sustainability Report for further information.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

provides participating companies with capital (as equity investment for startups and grants for non-profits), a five-month curated programme, mentorship, networking, office space for the duration of the programme and access to certain external advisors. The programme supports each founder's growth and development through much-needed access to investors, along with the tools, resources, and connections to grow and thrive. The programme culminates in a showcase presentation and Demo Day to the investor community.

MSISV EMEA has invested in 39 high-potential companies to date, 23 of which are based in the UK, that have raised approximately £22 million during and after the accelerator programme.

Morgan Stanley signed a Letter of Intent in 2024 as part of the government-backed "Invest in Women Taskforce" initiative to support female entrepreneurship in the UK, aiming to invest between £10-25 million in UK female founders by the end of 2029 through MSISV or other existing investment pools to support UK female entrepreneurs. To date Morgan Stanley has invested over £18 million to support eight early-stage startups and two later-stage companies.

Overview of Stakeholder Engagement

To comply with their duty under s172 of the Companies Act 2006, the Directors undertake stakeholder engagement activities to inform their understanding of the views and interests of the Company's stakeholders. The insights gained support Directors in decision-making and strategy setting, enabling them to have proper regard to the long-term consequences of decisions and the reputation of the Company.

More information on stakeholder engagement activities and how they inform decision making are provided in the 'Stakeholder Engagement and s172(1) Statement' section of the Strategic Report.

Sustainability Governance

Board and Management's Roles and Responsibilities

Sustainability governance starts with leadership from the top and is embedded in committees and other governance bodies,

policies and procedures across the Morgan Stanley Group as detailed below.

An EMEA Sustainability governance framework is in place, which establishes clear escalation and reporting channels from dedicated sustainability working groups, to sustainability specific management committees, up to executive committees and then the Board. Prior to information on sustainability related impacts, risks and opportunities being brought to the Board, it is subject to a review and challenge process.

A dedicated EMEA Sustainability Committee supports the Board in its oversight of the relevant sustainability related matters. The EMEA Sustainability Committee is in place to support the Group in the continued consideration, governance and oversight of the incorporation of sustainability impacts, risks and opportunities into strategy, business processes and risk management. In particular, the EMEA Sustainability Committee advises on the integration of sustainability considerations into the regional business strategy, oversees the embedding of sustainability risks into the risk and control framework and oversees the tracking, analysis and implementation of key regulatory requirements related to sustainability. The EMEA Sustainability Committee reports on at least an annual basis to the Morgan Stanley Group Sustainability Committee.

At a Company level, the Board has appointed the EMEA Chief Risk Officer ("CRO") as the Senior Manager responsible for managing the financial risks from climate change. The EMEA CRO Co-Chairs the EMEA Sustainability Committee and is a member of the MSI Board and the Board. The EMEA Chief Administrative Officer is a member of the EMEA Sustainability Committee and a member of the MSI Board and the Board.

At least annually, the EMEA Sustainability Committee will invite representatives from Human Resources and the EMEA Diversity Action Council to provide updates on regional diversity and inclusion matters, in order to ensure the EMEA Sustainability Committee has transparency on how those activities impact on wider sustainability related matters.

The MSI Risk Committee assists and provides guidance to the Board on its oversight of the

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

management of financial and non-financial risks including sustainability risks. Climate transition risk is incorporated into the MSI Group Risk Appetite and Limits Framework via specific Climate Stress Loss Limits for each of MSI Group and the Company, set by the MSI and the Company Boards respectively. On a quarterly basis, the MSI Risk Committee reviews the utilisation of the Climate Stress Loss Limit and the credit risk limits that are established for industries highly exposed to climate risk. Refer to the section 'Climate and Environmental Risk Management - Risk Appetite and Limit Framework' for further details. The MSI Risk Committee also reviewed and recommended to the Board the MSI Group and the Company's respective Risk Appetite Statements which include climate change as a driver of existing risks.

The MSI Audit Committee assists and provides guidance to the Board in monitoring financial reporting, internal controls and legal and regulatory compliance, including in relation to sustainability matters. The MSI Audit Committee received regular updates on sustainability disclosures, in relation to the Company's Financial Statements, to support the MSI Audit Committee's review and recommendation to the Board.

The MSI Nomination and Governance Committee ("NomCo") assists and provides guidance to the Board on succession planning, the recruitment of board members and considers climate and environmental related skills in its annual assessment of the Board. The NomCo received regular updates on diversity and inclusion initiatives within the MSI Group, including the socio-economic inclusion action plan.

The Board is briefed regularly on sustainability topics. The Board is responsible for approving the strategy, risk appetite and risk tolerance statements and limits and regulatory public disclosures in relation to the Company, which include sustainability related considerations as applicable.

During 2025 the Board considered sustainability related matters through regular Board reporting. For example, the Board received reports from the MSI CEO, the EMEA COO and heads of the EMEA businesses on the 2025 strategic and business priorities including in relation to supporting clients with

achieving their sustainability objectives. The Board also received updates on the performance priority to monitor alignment of lending exposure retained on the MSI Group to align to Morgan Stanley Group's Net Zero Commitment.

The Board also considered and agreed performance priorities including in relation to Morgan Stanley's Culture, Conduct, Diversity and Inclusion and Manager Effectiveness and regularly considered performance against the priorities. They also received regular updates on employee initiatives.

The Board received focused reports on social and governance matters including on the EMEA Culture Framework and a report from the Integrity Chair.

Environmental Information

Climate and Environmental Strategy

Morgan Stanley leverages its expertise to help clients meet their transition and decarbonisation objectives, aiming to support the global economy's transition to a more sustainable future. The Morgan Stanley Group also considers the impact of climate risk on its business, and manages the carbon intensity of its own operations.

The Group's strategy is to support the Morgan Stanley Group in achieving the overall goal of net-zero financed emissions by 2050. It will contribute to each component of a four-part climate strategy.
• Finance - Morgan Stanley aims to reach net-zero financed emissions by 2050, with 2030 interim targets, and seeks to mobilise $750 billion to support low-carbon and green solutions by 2030 (refer to 'General Information - Sustainable Finance');
• Risk – the Risk Division and the Operational Risk Department ("ORD"), in partnership with other areas of Morgan Stanley, identify, measure, manage and monitor climate-related financial and operational risks, respectively (see 'Environmental Information - Climate and Environmental Risk Management' section);
• Operations – Morgan Stanley Group has achieved carbon neutrality across its global

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

operations since 2022 and maintained it through 2024[3];

• Reporting – Climate-related disclosures are published in Morgan Stanley's annual Sustainability Report (see 'General Information - About This Sustainability Report' section).

Further detail on the approach to meeting its net-zero target is described in the Morgan Stanley Group Sustainability Report and includes mobilising capital for low-carbon and green solutions, striving towards financed emissions targets, and maintaining carbon neutral status.

The Morgan Stanley Group remains focused on progressing toward its 2030 interim financed emissions targets covering its corporate relationship lending exposure within the Auto Manufacturing, Energy, Power, Chemicals, Mining and Aviation sectors. For more detail, refer to the 'Climate Metrics and Targets' section.

The MSI Group maintains a KPI to monitor alignment of lending exposure retained on MSI Group to Morgan Stanley Group's net-zero targets. Accountability for this KPI sits with the MSI Board. The Morgan Stanley Group considers its clients' approaches to climate transition in its corporate relationship lending portfolio, using both physical intensity metrics and its proprietary Climate Strategy Assessment Framework ("CSAF"). The CSAF provides a data-driven assessment of clients' climate strategies to help Morgan Stanley better engage with its clients, inform business decisions and assess climate transition risk. The CSAF has been further embedded into business activities and risk management processes as set out in the Morgan Stanley Group's 2024 Sustainability Report.

Resilience of Strategy and Business Model to Climate Change

In 2025, the Group conducted an assessment of three long-term scenarios that considered both transition and physical risk. Refer to the 'Environmental Information - Climate and Environmental Risk Management' section for further details.

The impact on business activities was broadly assessed to be limited in most circumstances

given the agility of the Group's business model to adapt to evolving market conditions. Insights were included as an input into business strategy and planning.

To estimate the impact of climate risk on strategic risk, the impact on the Group's revenues as a result of adverse client impacts in the short-term transition 'Carbon Repricing' scenario were modelled. This analysis concluded that strategic risk under this scenario is non-material for the Group.

Operational Resilience

The Group's critical processes and businesses could be disrupted by multiple events, including natural disasters and severe weather events. See note 26.4.7 'Non-Financial Risks - Business Continuity Management and Disaster Recovery' for information on the Morgan Stanley Group's Firm Resilience programme that is designed to provide for operational resilience.

Climate and Environmental Risk Management

MSI Group's risk management framework, processes and policies cover climate and environmental risks.

Climate and environmental risks include negative potential impacts to biodiversity, pollution of land, water or air, climate change, deforestation and forest degradation, and other negative impacts on the environment as a result of human activities. Within climate and environmental risks, the risks arising from climate change are a particular area of focus.

MSI Group considers climate and environmental risks through two main categories: transition risks and physical risks.

• **Transition Risks:** Transitioning to a low-carbon and more environmentally sustainable economy will entail extensive regulatory, policy, legal, technology and market initiatives as society adapts to climate change, mitigates its causes and promotes a more sustainable environment. Depending on the nature, speed and focus of these changes, transition risks may pose varying types and levels of financial and reputational risk to businesses and other organisations.

---

[3] For further information on how carbon neutrality is determined and has been achieved, refer to page 26 of the 2024 Morgan Stanley Group Sustainability Report. Morgan Stanley Group's 2025 carbon neutrality status will be addressed in the 2025 Morgan Stanley Group Sustainability Report.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

• **Physical Risks:** These risks include both acute physical events such as flooding, and chronic physical risks related to longer-term shifts in climate patterns such as more frequent and prolonged drought and progressive shifts like biodiversity loss, land use change, habitat destruction and resource scarcity. Financial implications for organisations can range from direct damage to assets to indirect impacts from supply chain disruption, driven by factors such as changes in water availability, food security and agricultural productivity. Extreme temperature changes may affect an organisation's physical locations, operations, supply chain, transport needs and employee safety.

MSI Group may also be exposed to litigation risk or reputational risk losses arising from compliance risks related to increasing and evolving sustainability-focused regulation.

Managing Climate and Environmental Risks

The Central Climate Risk team within the Risk Division is responsible for working with stakeholders in the Risk Division and across the Morgan Stanley Group to identify, monitor, mitigate and report on the climate and environmental financial risks it may face. This includes partnering with MSI Group stakeholders to manage and embed climate and environmental risks in the risk management framework including regional regulatory requirements and with consideration of the MSI Group's portfolio.

Climate and environmental risks are incorporated into the EMEA and MSI Group risk management framework. The framework also applies to the Company as a legal entity of the Group. The framework continues to be enhanced to meet requirements set out in new and evolving regulations.

Risk Identification and Materiality Assessment

As part of its risk identification and materiality assessment process, MSI Group conducts a granular risk assessment of climate and environmental risks across risk types.

The risk inventory captures climate and environmental risks as drivers of existing risks. Risk events assessed for their impact on credit, market, liquidity and funding, and operational risks include:

- Transition risk driven by climate policy (carbon repricing) and other environmental policies (reduction of pollution);
- Physical risk driven by climate events (extreme temperature, wildfire, drought, riverine flood, coastal flood, and storms) and other environmental events (biodiversity loss, water stress and marine resources).

In addition, the Group assessed ESG scenarios for litigation risks (see the 'Scenario Analysis and Stress Testing' section).

A quantitative assessment is performed on a quarterly basis across risk types to determine the materiality of the impact of short-term ESG risks. A risk is considered material if the estimated stress loss or liquidity outflow is above the existing risk identification materiality threshold.

MSI Group also performed a medium- and long-term assessment of climate risks based on 5 year and 30 year losses from long-term scenarios.

Materiality Assessment in the Short-Term

In 2025, climate transition risk was assessed as a material credit risk for MSI Group and the Company. Climate physical risks were assessed as non-material for credit risk. Operational risk (business disruption and litigation risk), market risk and liquidity risk were assessed as non-material given estimated losses and liquidity outflows fell below respective materiality thresholds. Other environmental risks were assessed as non-material across risk types.

Credit climate transition risk was assessed as the only material risk in the MSI Group, in line with 2024 results, and the Company portfolio.

Material identified risks inform risk measurement, monitoring, management, and the scenarios that support the internal capital adequacy assessment process ("ICAAP"). In addition, material risks guide the risk appetite.

Materiality Assessment in the Medium- and Long-Term

The medium- and long-term assessments for credit and market risk consider results of the

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Net Zero by 2050, Fragmented World, and Hot House World scenarios. In 2025 for the MSI Group, the Hot House World scenario resulted in larger losses compared to other long-term scenarios, due to more severe macroeconomic shocks and the inclusion of operational risk. Long term scenarios are integrated into the business and resilience analysis (refer to 'General Information - Resilience of Strategy and Business Model to Climate Change').

Risk Appetite and Limit Framework

A MSI Group and Company Board-level Climate Stress Loss Limit ("CSLL") is set across credit and market risks.

The CSLL is integrated into the MSI Group's and the Company's Risk Appetite Statement, which is approved by the MSI Board on an annual basis.

In addition to the CSLL, climate risk is incorporated into the credit risk management framework through industry sector limits as well as country and obligor ratings.

- *Climate Stress Loss Limit:* The MSI Board expresses risk appetite via the CSLL. To monitor potential credit and market risk losses against this limit, MSI Group runs a short-term transition risk 'Carbon Repricing' scenario (refer to 'Scenario Analysis and Stress Testing' section). This scenario is run monthly and the results are reported quarterly to the Risk Committee of the MSI Board.

- *Industry Sector Limits*: Credit risk limits are established for industries that are highly exposed to climate risk. This process includes a portfolio segmentation of industries into groups with common climate risk profiles. These limits enable the MSI Group and the Company to monitor and manage credit risk arising from climate change.

- *Country Ratings:* ESG considerations are incorporated into the internal sovereign credit rating assessment. The sovereign rating is an important input in determining country limits, therefore ESG considerations influence risk appetite at the country level.

- *Obligor Ratings*: Climate risk is being incorporated into the rating assessment for corporates. The corporate rating is an important input in determining single name limits, therefore climate risk will influence risk appetite at the single name level.

Scenario Analysis and Stress Testing

Scenario analysis is central to MSI Group's climate risk management framework and supports the identification and measurement of potential financial vulnerabilities from climate-related risks.

Both transition and physical risks can materialise over different time horizons. For example, extreme flooding events present near-term physical risks to vulnerable regions and populations, while certain climate policy measures, particularly those implemented over several years, present longer-term challenges as economies adjust to increased costs and market or technological changes stemming from new policies.

Therefore, scenarios may be developed to assess potential losses or financial impact over the short-, medium- or long-term. Morgan Stanley defines these time horizons as set out below.

Short-term: 0 - < 1 year

Medium-term: 1 - < 5 years

Long-term: > 5 years

Scenario development is informed by the inventory of material risks, which is designed to stress key vulnerabilities within a portfolio.

MSI Group has implemented short-, medium- and long-term scenarios to assess the impact of climate risks. Short-term scenarios are considered in the capital planning process and prioritised to manage financial risk due to the short maturity of the business activities. Medium- and long-term scenarios are used to assess materiality and inform the business strategy.

Please refer to the table below that covers the ESG scenarios implemented by the MSI Group.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

ESG Scenarios Implemented by MSI Group

Scenario	Risk Types	Narrative & Assumptions
Carbon Repricing: Transition Risk Short-term (1 year) Internal scenario	• Credit Risk - Lending and Counterparty • Market Risk	• Global effort to curb emissions leads to the implementation of climate policies • Sudden and sustained rise in carbon prices across countries
Net Zero by 2050: Transition Risk Medium- and Long-term (5 and 30 year) Based on NGFS[1], aligned to 1.5°C	• Credit Risk - Lending and Counterparty • Market Risk	• Global ambitious plan to reach net zero by 2050 in an orderly fashion
Fragmented World: Transition and Physical Risk Medium- and Long-term (5 and 30 year) Based on NGFS[1]	• Credit Risk - Lending and Counterparty • Market Risk	• Governments suddenly enact global carbon policies in 2030; policies vary among nations • Net zero is not achieved, leading to extreme weather events and increased physical risk
Hot House World: Physical risk Medium- and Long-term (5 and 30 year) Based on NGFS	• Credit Risk - Lending and Counterparty • Operational Risk	• No new climate policies are introduced • Substantial global warming leads to high physical risk
Continental Europe Flooding / UK Flooding: Physical Risk Short-term (1 year) Internal scenario	• Credit Risk - Lending and Counterparty • Market Risk • Operational Risk	• Heavy flooding across Continental Europe/ the UK
Climate Physical Events Impact Morgan Stanley Operations: Short-term (1 year) Range of scenarios specific to physical events impacting operations in each geographic location	• Operational Risk	• Heavy flooding across London impacting transport links (also considered in above UK Flooding scenario) • Severe flooding across Mumbai resulting in infrastructure damage and power outage • Severe heatwave impacting India resulting in power outage
Litigation Risk Short-term (1 year) Range of ESG scenarios such as Greenwashing, Product Mis-selling and Reporting Errors	• Operational Risk	• Misstatements in sustainability disclosures • Misstatement of sustainability objectives linked to a product

1. Network for Greening the Financial System ("NGFS") is a group of Central Banks and Supervisors willing, on a voluntary basis, to share best practices and contribute to the development of environment and climate risk management in the financial sector.

Climate Metrics and Targets

Metrics and targets are important to Morgan Stanley's climate strategy and help track progress towards Morgan Stanley Group's climate-related goals. Targets have not been set at the legal entity level, however, the MSI Group maintains a KPI to monitor alignment of lending exposure retained on MSI Group to Morgan Stanley Group's net-zero targets for six sectors: Auto Manufacturing, Energy, Power, Chemicals, Mining and Aviation. See the 'Environmental Information - Climate and Environmental Strategy' section for further information.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

These targets are designed to strike an appropriate balance between being ambitious and credible while also being realistic about present near-term global challenges. For all sectors, a target range has been established, with the upper bound target referencing science based climate scenarios that are in line with a 1.5°C outcome, and the lower bound referencing a 1.7°C scenario outcome. For further detail, see Morgan Stanley's 2030 Interim Financed Emissions Report, available at https://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/MS_2024_Net-Zero_Methodology_Report_10.pdf.

Streamlined Energy and Carbon Reporting ("SECR")

Organisational Boundary

The organisational boundary is defined as all entities and operations owned by the Group and other sites, assets or undertakings under the Group's financial control and additionally emissions related to energy consumed from activities for which the Group is responsible, as required by SECR. The Group is also responsible for energy consumed associated with its usage of UK properties leased by other Morgan Stanley Group undertakings.

For the purposes of SECR reporting, emissions are limited to UK emissions.

Operational Boundary

a. Scope 1 emissions

Scope 1 emissions are direct emissions from the combustion of fuel from sources inside the organisational boundary and include the following:

Source	Boundary Description
Combustion of natural gas and diesel fuel	UK properties and data centres utilised by the Group as part of its activities

b. Scope 2 emissions

Scope 2 emissions are indirect emissions from the generation of acquired and consumed electricity, and where it occurs, steam, heat, or chilled water occurring at sources outside of the organisational boundary as a consequence of activities from sources inside the organisational boundary, and include the following:

Source	Boundary Description
Purchased electricity	UK properties and data centres utilised by the Group as part of its activities

c. Scope 3 emissions

Scope 3 emissions are indirect emissions from the consumption of energy from sources outside the organisational boundary as a consequence of activities of the Group. As required by SECR, the Group reports emissions from the consumption of fuel directly purchased for the purposes of transport. In addition, the Group voluntarily discloses emissions from commercial air and ground transportation.

Source	Boundary Description
Employee expensed car mileage	Automobile travel (including employee-owned and rental cars)
Commercial air and ground transportation	Air, rail and bus travel

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Basis of Preparation

The Group presents its emissions under the SECR approach as informed by the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (Revised Edition) ("GHGP"), accounting for emissions for which it is responsible as a result of its activities, including emissions related to its use of properties or other assets which are not directly held by the Group.

In line with the Morgan Stanley Group's organisational structure, properties are primarily leased by service entity subsidiaries of the Morgan Stanley Group. The service entities recharge property and travel costs to the Group reflecting its usage. Total scope 1 and scope 2 emissions reported relate to the Group's usage of UK properties only. Scope 3 emissions relate to the Group's share of UK employee business travel only. This disclosure is a subset of the emissions reported in the financial statements of Morgan Stanley's UK service entities - Morgan Stanley UK Limited and Morgan Stanley UK Group, both of which are subsidiaries of the MSI Group.

The Group calculates emissions using factors from the US Environmental Protection Agency (2025) for Scope 1. The Group has chosen to report both location-based and market-based emissions for Scope 2. The Scope 2 location-based emissions reflect the average emissions of the grid where the energy consumption occurs using emission factors from the Department for Environment, Food & Rural Affairs ("DEFRA") (2025). The Scope 2 market-based calculation uses supplier specific emission factors and residual mix factors (in order of preference), to align with the GHGP's hierarchy of Scope 2 instruments. Where available, the Group also makes use of renewable energy guarantee of origin certificates to reduce its Scope 2 market-based emissions.

For data centres, Scope 2 emissions and associated electricity to operate information technology hardware are calculated using a data centre facility power usage effectiveness ratio.

The intensity ratio is calculated using square metre ("SQM") of UK real estate. This is considered most appropriate as the service entity subsidiaries of the Morgan Stanley Group recharge property costs to the Group using SQM reflecting its usage.

The table below represents the Group's share of the UK's carbon emissions for the years ended 31 December 2025 and 31 December 2024:

	2025		2024 (restated)*		2024	
*Energy consumption used to calculate emissions in kWh**	57,513,842		53,367,009		53,370,509	
	CO2e Tonnes*		**CO2e Tonnes***		**CO2e Tonnes***	
	Location based	**Market based**	**Location based**	**Market based**	**Location based**	**Market based**
Emission source						
Scope 1 – Combustion of fuel and operation of facilities	668	668	369	369	369	369
Scope 2 – Electricity, heat, steam and cooling purchased for own use	9,600	—	10,630	—	10,630	—
Total scope 1 and scope 2	10,268	668	10,999	369	10,999	369
Scope 3 – Commercial air and ground transportation	4,619	4,619	6,776	6,776	7,211	7,211
Scope 3 – Employee expensed car mileage	16	16	18	18	12	12
Total emissions	14,903	5,303	17,793	7,163	18,222	7,592
Intensity ratio (tCO2e/SQM)**	0.1575	0.0102	0.1648	0.0055	0.1648	0.0055

* The Group has refined its business travel data collection approach during the year. The 2024 Scope 3 emissions have been restated on a consistent basis
** Energy consumption includes the SECR mandatory activities captured in Scope 1, 2 and Scope 3 - Employee expensed car mileage only
*** Tonnes of carbon dioxide equivalent
**** Tonnes of CO2e per square metre of UK real estate (Scope 1 and 2 emissions only)

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Total energy consumption increased by 8% as a result of increased data center electricity consumption. In contrast, Scope 2 location-based emissions decreased by 11% as a result of a reduction in the UK electricity conversion factor. Scope 2 market-based emissions continue to be nil based on the application of zero-carbon supplier specific emissions factors where available and usage of renewable energy guarantee of origin certificates. Scope 3 location and market-based emissions decreased by 32% due to lower emissions conversion factors despite an increased demand for business travel. Conversion factors for commercial air travel in 2024 continued to reflect the impact of lower passenger numbers during COVID-19.

Energy Efficiency Opportunities in Operations

Energy efficiency opportunities in operations are represented through UK initiatives such as a quarterly assessment of equipment run-times and operational requirements, to maintain consistent performance.

Climate Risk Metrics

The section 'Environmental Information - Risk Appetite and Limit Framework' describes the limits established to manage climate risk in MSI Group and the Company and the exposures that are monitored against those limits.

Climate Stress Loss Limit: MSI Group and the Company remained within their portfolio CSLL throughout 2025.

Exposure to climate risk: Credit exposure to industries with high climate transition or physical risk comprises of 2% and 3% of the Company's aggregate risk net current exposure, respectively. Climate risk concentration metrics are calculated based on deposits with central and agent banks, repurchase transactions, securities lending, and derivatives after taking into consideration legally enforceable master netting agreements, collateral and credit risk mitigants. Trading activities and other receivables are excluded.

Credit Exposures to High Climate Risk Industries

	2025	
	Exposure in $ millions	% of Exposure
Group total net exposure	42,186	
of which transition risk	716	2 %
of which physical risk	1,147	3 %

	2024	
	Exposure in $ millions	% of Exposure
Group total net exposure	39,148	
of which transition risk	862	2 %
of which physical risk	1,212	3 %

Note: The table above includes the credit exposure to sectors highly vulnerable to climate transition and climate physical risks. The vulnerability of obligors is assessed based on a segmentation approach which differentiates between low, medium, high and very high (high and very high are presented in the table). The segments are sub-industries with consistent climate risk profile. The assessment considers expert credit assessment, greenhouse gas emission data and external physical risk scores.

Expected Credit Loss ("ECL")

Corporate credit ratings include a climate risk adjustment, which assesses the impact of climate risk on the obligor's creditworthiness. Climate risk is therefore reflected in the obligor's probability of default ("PD"), which is used to calculate the ECL.

As at 31 December 2025, climate risk does not have an impact on the ECL charge since there are no corporate loans in the Group's portfolio. The ECL charge is driven by intercompany exposures (see Note 26 Risk Management - Credit Risk).

Social Information

Workforce Strategy

The Group continues to invest in its most valuable asset, its talent. To do so, it is focused on building, developing and investing in a world-class workforce by attracting strong talent at all levels while providing opportunities for employees to develop.

The results of the most recent biennial employee engagement survey demonstrate the strength of the Group's commitment to its culture and employees, with 91% of EMEA

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

employees being proud to work at Morgan Stanley.

Building Our Workforce

The Group's recruitment efforts are driven by a commitment to attract top talent across a variety of disciplines.

With a global presence and a reputation for excellence in the financial services industry, the Group employs a multifaceted approach to recruitment that connects it with candidates at all levels of their career journey. The Group partners closely with schools and universities, professional and community-based organisations and leverages job boards, social media, targeted outreaches and digital recruitment platforms to identify and cultivate prospective candidates. Additionally, the Group engages with potential candidates through career fairs, events, programmes and conferences. Individuals at all levels and from all backgrounds contribute to a dynamic work environment. Through rigorous and tailored selection processes, and comprehensive training and development programmes, the Group builds a workforce equipped to tackle the challenges of the ever-evolving financial landscape and drive tangible results for clients.

Investing In Our Workforce

Employees have access to an array of resources to support their personal and professional wellbeing. From comprehensive benefits to employee networks, the Group prioritises the needs of its people to ensure they thrive. These opportunities are delivered through a variety of offerings, including a competitive rewards programme, award-winning benefits, and a wealth of intellectual capital and thought leadership resources. Supporting the diverse backgrounds of employees is central to Morgan Stanley's culture of belonging - one that encourages innovation and values the rich heritage and global viewpoints employees bring to work each day.

Compensation

Compensation programmes are designed to attract, retain and motivate top talent, and are driven by a philosophy that focuses on responsibility, rewarding sustainable performance, aligning pay with shareholder interests, and supporting long-term success.

Health and Wellbeing

The health and wellbeing of the workforce is critical to the Group's success, and the Group is committed to providing resources that help its employees and their families thrive. To ensure the workforce's needs are met, the Group has a three-pronged wellbeing strategy - awareness, prevention and access to quality care - that is informed by employee feedback, programme outcomes, benchmarking and research. This translates into a comprehensive benefits and engagement programme that supports the physical, mental and financial wellbeing of employees and helps attract and retain top talent.

Employee Networks and Forums

Employee networks and forums provide employees with a sense of community, and opportunities to come together to learn and give back. They are an important part of the Group's culture, driving engagement, cross-business connectivity and idea sharing. Active engagement and dialogue with network members are also invaluable in helping better understand the needs of employees and broader communities. There are several networks in EMEA, and all employee networks are open to all colleagues.

Developing Our Workforce

Promoting Training and Skills Development

The Group is deeply committed to the continuous growth and development of its employees.

A robust performance management process enables goal-setting, supports feedback, and empowers employees to take ownership of their professional journey. The Group provides access to an extensive catalogue of professional development resources, and self-guided courses to meet a wide range of needs and interests. In addition, the Group offers structured leadership development programmes to support employees at various stages of their careers.

A Focus on Workforce Diversity

At Morgan Stanley, diversity is an opportunity for clients, employees and the Group. By valuing diverse perspectives, the Group can

34

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

better serve clients while helping employees achieve their professional objectives. A corporate culture in which everyone feels they belong is fundamental to Morgan Stanley's role as a global leader constantly striving for excellence in all that it does.

Morgan Stanley brings its employees, communities and clients together in a shared commitment to creating a more equitable society. The Institute for Inclusion supports those efforts with investments in underserved communities through products, services, data and insights; philanthropic efforts to help promote equity; and thought leadership in workplace diversity, equity and inclusion.

The Group will leverage its philanthropic efforts to help promote equity and inclusion for underrepresented groups and do its part to help eradicate systematic bias and promote workforce diversity and inclusion. The Group strives to lead the way in attracting, developing, and retaining individuals with diverse backgrounds and perspectives, and to drive a culture of inclusion for all colleagues.

The EMEA Diversity and Talent Action Council provides thought leadership and acts as a catalyst to drive forward the overall EMEA diversity and inclusion strategy in partnership with the Human Resources team including Talent, Diversity and Inclusion. Accountability is underscored by regular strategic dialogue with the EMEA Operating Committee.

The Group retains a long-term focus on its talent through tailored recruiting and retention efforts, strengthening its talent pipeline with proactive career discussions, robust leadership development initiatives, and supporting managers. Senior leadership is held accountable through talent reviews with divisional and country heads.

The Group continues to work towards its commitments as signatures to the UK Women in Finance Charter and UK Race at Work Charter, increasing gender and ethnic representation at all levels including senior leadership. Further information on the the UK Women in Finance Charter can be found at https://www.morganstanley.com/about-us/diversity/uk-women-in-finance-charter.

The Group has made progress towards narrowing its UK gender pay gap since 2017, the first-year metrics were reported. This has

been accomplished through a five-point action plan that includes a focus on recruiting, retention, development and a suite of family-friendly benefits. The gender pay gap measures the average pay difference between women and men across an organisation regardless of role or level. This is different from gender pay equity, which measures whether women and men are paid equally for the same or similar roles, or for work of equal value.

Supporting Our Communities

The Group is committed to giving back to the communities in which it operates through working in partnership with charitable organisations and engaging its employees to support a range of philanthropic programmes. The scope of these philanthropic initiatives includes:

Volunteering

In 2025, as part of Morgan Stanley's annual Global Volunteer Month, 93% of employees in EMEA dedicated approximately 53,000 volunteer hours to support local community organisations where they live and work.

In Budapest, Frankfurt, Glasgow and London, 398 employees gave over 8,500 hours providing pro bono advice to over 20 charities as part of Strategy Challenge, Skills Connectors, Make a Difference, Code for Good and Technology Change Makers programmes. In addition, 400 employees in London, Glasgow and Budapest spent over 2,850 hours volunteering in schools as part of Technology education and Science, Technology, Engineering, and Mathematics ("STEM") programmes, reaching over 15,000 children across EMEA.

Giving

In the second year of its five-year commitment, the Morgan Stanley International Foundation granted £2.4 million to its partner charities in London, Budapest, Glasgow, Frankfurt and Paris. Through these partnerships, Morgan Stanley is on track to meet its aim to positively impact the health and education outcomes of children and young people in our communities.

In addition, employee giving and fundraising, along with matching from the Morgan Stanley International Foundation, totalled over £1.1 million across EMEA.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Community Impact

The aftermath of the pandemic and continuing cost of living crisis has deeply affected the life outcomes of children in local communities. To respond to this increasing need, the Morgan Stanley International Foundation has partnered with ten charities across EMEA to identify innovative ways to create better impact and build longer term sustainable change, supporting healthy starts and solid educations for the children in these communities.

The charities are Alliance pour l'education – United Way, Bagasz, Csadolampa, Kinderschutzbund, Die Arche, PEEK, Place2Be, Restos du Coeur, Save the Children UK and The Felix Project.

In 2025, Morgan Stanley's support across the partnerships positively impacted children and young people by addressing societal issues, including food insecurity, poverty alleviation, social mobility, physical and mental health support, and equal access to education.

In 2025, Morgan Stanley launched its inaugural EMEA Impact Through Innovation Awards, which aims to seed-fund innovative solutions that address health, mental wellbeing or educational outcomes for children and young people. The Awards help scale pioneering projects, connect ideas with capital and build capacity for charitable organisations. Up to ten winners will be announced in 2026 and a broader group of applicants will be invited to join the expert-led Learning Series, to help improve the strength, growth and impact of the overall charity sector.

Governance Information

Addressing Environmental and Social Risk Management

Morgan Stanley's due diligence and risk management processes are designed to identify, assess and address, as appropriate, potentially significant environmental and social issues that may impact the Morgan Stanley Group, clients and other stakeholders. As outlined in the Environmental and Social Policy Statement ("ESPS"), the Morgan Stanley Group has tailored approaches to certain sectors and cross-sector environmental and social issues.

Morgan Stanley's Environmental and Social Risk Management Group ("ESRM") provides internal subject matter expertise on environmental and social risks and manages development and implementation of the Morgan Stanley Group's ESPS and related policies and procedures. ESRM also conducts diligence on relevant transactions, engages with stakeholders and monitors emerging risks and developments in partnership with the business units, Global Sustainability Office and other relevant control functions.

Transactions that carry potential franchise risk associated with environmental and social issues may be escalated to the Group's Global Franchise Committee, or Regional Franchise Committees such as the EMEA Franchise Committee, as well as business unit senior management. The ESPS is reviewed annually and updated as necessary to reflect strategy and key developments. For further detail, refer to Morgan Stanley's Environmental and Social Policy Statement which can be found at https://www.morganstanley.com/content/dam/msdotcom/en/about-us-governance/pdf/Environmental_and_Social_Policy_Statement.pdf.

Human Rights in the Supply Chain

The Morgan Stanley Group is committed to being a responsible corporate citizen and fulfilling the important role business can play in protecting and advancing global standards for human rights including equal opportunity, the freedom to associate and bargain collectively, and the elimination of modern slavery, human trafficking and harmful or exploitative forms of child labour. Human rights considerations are incorporated into the transaction due diligence process, engagement with companies, supplier expectations, and own operations. Morgan Stanley Group is committed to complying with the laws and regulations of the countries in which it operates while simultaneously conducting business and encouraging the promotion of human rights through its policies, standards, and practices. Its approach is guided by leading frameworks, including the Universal Declaration of Human Rights, adopted by the UN General Assembly and the UN Guiding Principles on Business and Human Rights.

Morgan Stanley Group's Supplier Code of Conduct outlines expectations with regard to

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

human rights, employment and non-discrimination practices, health and safety, and data protection, and is included in supplier agreements. As outlined in the Supplier Code of Conduct, suppliers must conduct their operations in full compliance with applicable laws including, but not limited to, those associated with child labour, human trafficking, modern slavery, forced or compulsory labour, working hours and compensation, freedom of association, collective bargaining and a harassment-free work environment. Morgan Stanley expects suppliers to adhere to ethical business practices, including environmental and social standards set by the Morgan Stanley Group.

In an effort to foster a culture of responsibility and transparency throughout its supply chain, Morgan Stanley will require certain suppliers to participate in a sustainability due diligence exercise. As part of Morgan Stanley's sustainability due diligence programme, suppliers will be expected to provide information regarding: 1) their sustainability practices; 2) labour conditions; and 3) overall corporate governance. The foregoing shall be expected during a competitive bid process, the supplier risk review, or periodically throughout the lifecycle of the contract.

Each year, the Morgan Stanley Group publishes its Modern Slavery and Human Trafficking Statement in accordance with Section 54 of the UK Modern Slavery Act 2015 that outlines the steps taken by Morgan Stanley during the preceding financial year to address the risk of modern slavery in its own operations and supply chain, as well as future plans in that regard. The Modern Slavery and Human Trafficking Statement is incorporated in the contractual supplier agreements. If the Group identifies a modern slavery issue with a supplier, it may take various steps to remediate the issue, including: working with the supplier to change its practices; terminating the agreement with the supplier; or working with the affected parties to address the issue or provide other forms of support.

For further detail, refer to the Human Rights Statement, Modern Slavery and Human Trafficking Statement, Environmental and Social Policy Statement, and Supplier Code of Conduct, which can be found at http://www.morganstanley.com/about-us-governance.

Prevention and Detection of Corruption and Bribery

The Group, principally through Morgan Stanley Group's Legal and Compliance Division, has established and implemented policies, procedures, and internal controls reasonably designed to comply with applicable anti-corruption laws and regulations in the jurisdictions in which it operates.

The Morgan Stanley Group's Global Anti-Corruption Policy, which is updated annually by the Morgan Stanley Group's Legal and Compliance Division and approved by the Morgan Stanley Audit Committee, addresses corruption risks and prohibits offering, promising, giving or authorising others to give anything of value, either directly or indirectly, to any party, to improperly obtain or retain business or gain an improper business advantage. It also prohibits receiving, or agreeing to receive, anything of value that results or may result in the improper performance of employees' duties at Morgan Stanley. These values are embedded within the Morgan Stanley Group's Code of Conduct, to which employees must attest their understanding of, and adherence to, on an annual basis. For details, refer to: https://www.morganstanley.com/about-us-governance/code-of-conduct.

An annual risk assessment is performed to consider key areas of potential corruption risk. Anti-corruption training is provided to all staff globally on an annual basis and targeted training is additionally conducted as necessary. In 2025, all eligible Group employees have completed corresponding annual training on financial crimes risk.

Morgan Stanley Group maintains whistleblowing policies and procedures to ensure that individuals can confidentially report concerns when these arise. Management information regarding the anti-corruption programme is reported to appropriate senior management personnel through Legal and Compliance Division governance frameworks.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Stakeholder Engagement and Section 172(1) Statement

Directors of the Company are required to act in a way that they consider, in good faith, to be most likely to promote the success of the Company for the benefit of its members as a whole, and in so doing have regard, among other matters, to:

- the likely consequences of any decision in the long term;

- the interests of the Company's employees;

- the need to foster the Company's business relationships with suppliers, customers and others;

- the impact of the Company's operations on the community and the environment;

- the desirability of the Company maintaining a reputation for high standards of business conduct; and

- the need to act fairly as between members of the Company.

To comply with their duty under s172 of the Companies Act 2006, the Directors undertake stakeholder engagement activities to inform their understanding of the views and interests of the Company's stakeholders. The insights gained support Directors in decision-making and strategy setting, enabling them to have proper regard to the long term consequences of decisions and the reputation of the Company. The Company's key stakeholders were considered in 2025, and are listed below with examples of the stakeholder engagement activities that took place in 2025.

Employees

During 2025, Director engagement with employees continued under the stewardship of one of the Non-Executive Directors. Directors continued a programme of "open door" sessions at which employees were encouraged to ask questions about the Company's business, its strategy, performance, current initiatives and the role of the Board, and Directors participated in round tables with employees and diversity and inclusion events. Employees attended NomCo meetings to report on diversity and inclusion initiatives within the MSI Group, including the socio-economic inclusion action plan, and the

Board received regular updates on employee initiatives. The Board continued to focus on employee culture and conduct through regular reports to the MSI Audit Committee and Board which informed management actions for the year. For more information on employees, diversity and inclusion, and culture, refer to the Sustainability Report - 'Social Information' section.

Suppliers

Reporting on the Morgan Stanley Modern Slavery Act Statement provided the Board with insights into how supplier relationships are managed. The Board also considered suppliers, particularly in the context of operational resilience, through reports to the MSI Audit Committee.

Clients

Throughout the year, the Board received focused reports from the heads of each Business Unit on their strategies and deep dives on client focus areas. Business Unit heads also provided regular updates on performance. The Board considered the geopolitical environment and its impact on clients and the markets. The Board continued to oversee the Company's compliance with the FCA's Consumer Duty Principles, including approval of the Company's annual Consumer Duty report.

Community and Environment

The Morgan Stanley Group is committed to giving back to the communities in which it operates. The Board receives updates on sustainability initiatives taking place in EMEA. Refer to the following sections of the Sustainability Report for more information: (i) Morgan Stanley's community initiatives see the 'Supporting Our Communities' section; (ii) Morgan Stanley Group's and the MSI Group's approach to Climate Risk and sustainability initiatives see the 'Environmental Information' section; and (iii) climate-related matters considered by the MSI Board and the Company see 'Sustainability Governance' section.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Regulators

In 2025, the Board considered regulatory focus areas at each of its meetings and the Board continued its open and ongoing dialogue with the Company's regulators, including through meetings with the Chair and CEO. In addition, individual Directors engage regularly with the Company's regulators through Continuous Assessment and Proactive Engagement meetings.

Investors

The Company is a wholly owned subsidiary of Morgan Stanley. A number of Executive Directors on the Board are members of Morgan Stanley Group management committees and are able to provide the Board with insights on Morgan Stanley's views and priorities. The Chair of the MSI Audit Committee is also a member of the Morgan Stanley Board. Further insight into the views of Morgan Stanley and its shareholders are obtained through regular interactions between certain of the Company's Directors and the Morgan Stanley Non-Executive Directors, including the Chairs of the Morgan Stanley Audit and Risk Committees.

Making Decisions

When making decisions, the Board considers the insights obtained through relevant stakeholder engagement activities as well as the need to maintain a reputation for high standards of business conduct and the long term consequences of its decisions. In 2025 the Board approved a number of annual items, including the Business Plan, the Company's 2024 ICAAP. the MSI Group's 2025 ILAAP and the annual Consumer Duty report.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

Corporate Governance

Corporate Governance Framework

The Company seeks to align with best practice guidance on the corporate governance of financial institutions. While it has chosen not to formally adopt an additional corporate governance code, the corporate governance arrangements in place for the Company are described below and are materially in accordance with the framework set out in the Wates Corporate Governance Principles. As a financial services firm, the Company applies regulatory requirements set out by the PRA and FCA when determining its corporate governance arrangements.

Purpose

The Company's purpose is to deliver the strategy of the Morgan Stanley Group in the markets and communities in which it operates and to its global client base.

Our Strategy

What we do - Advise, originate, trade, manage and distribute capital for governments, institutions and individuals, and always do so with a standard of excellence.

How we do it - Execute in a way that is consistent with our values and, whenever possible, deliver more than one part of the Morgan Stanley Group.

With what result - Deliver strong returns for our shareholders, build long-term value for our clients and offer highly attractive career opportunities for our employees.

Board Composition

At 31 December 2025, the Board comprised 15 Directors (8 Executive Directors and 7 Non-Executive Directors). The list below provides an overview of the Board. In line with corporate governance best practice, the roles of Chair and CEO are held by different people.

Non- Executives

- David Cannon: Chair
- Megan Butler: Chair of MSI Audit Committee
- Terri Duhon: Chair of MSI Risk Committee
- Anna Khazen[1]
- Jane Pearce
- Melanie Richards
- Sir Robert Talma Stheeman[2]
- Paul Taylor

Executives

- Clare Woodman: EMEA Chief Executive Officer
- Anthony Mullineaux: EMEA Chief Financial Officer
- Philipp Kahre[3]: EMEA Chief Risk Officer
- Christopher Beatty: EMEA Chief Operating Officer
- David Cantillon: EMEA Head of Institutional Equities Division
- Kim Lazaroo: EMEA Chief Administration Officer
- Salvatore Orlacchio: EMEA Head of Fixed Income Division & Global Head of Fixed Income Distribution
- Noreen Whyte: Global Head Loan Solutions & Securitisation Group

1. Anna Khazen was appointed as a Non-Executive Director with effect from 12 June 2025

2. Sir Robert Talma Stheeman was appointed as a Non-Executive Director with effect from 5 February 2026

3. Arya Sekhar resigned as an Executive Director, and Philipp Kahre was appointed as an Executive Director with effect from 1 November 2025

The size, structure and composition of the Board is reviewed to ensure it remains appropriate and promotes effective decision making. The NomCo, led by the Chair, considers the balance of skills and experience on the Board, with recommendations made to the Board as needed. Having a diverse range of approaches, backgrounds, skills, experience, opinions and views on the Board is important. To promote this the Board has a Board Diversity policy in place which is reviewed annually and under which the Board aspires to meet or exceed diversity targets, including a minimum (i) 40% female representation on the Board; and (ii) one Board Director from an ethnically diverse background.

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

As at 31 December 2025, 53% of the Board was female, and the Board continues to aspire to meet or exceed the ethnic diversity target. The targets set out in the policy are in line with industry targets for diversity and inclusion.

New appointments to the Board are reviewed by the NomCo prior to recommendation to the Board for approval. The NomCo will consider a number of factors when deciding on a new appointment including, but not limited to, a candidate's: skills, experience, demographics, ethnicity, gender and geographical experience; honesty, integrity and independence of mind; time commitment; and collective fit with the Board and the Morgan Stanley core values.

When new Directors are appointed to the Board, they receive a tailored induction programme designed to give them a broad understanding of the Company, its business and governance and risk management frameworks and an understanding of their regulatory and legal responsibilities. To keep their skills and knowledge up to date, the Board receives training sessions on key topics. Non-Executive Directors receive additional briefings from senior management, attend site visits to ensure they continue to have the skills and knowledge needed to fulfil their role and Directors continued a programme of "open door sessions" throughout 2025. For more information see the 'Employees' section of the 'Stakeholder Engagement and Section 172(1) Statement' section.

The Board reviews its effectiveness annually using either an internal or externally facilitated assessment. In 2025 an internal assessment was facilitated by Company Secretarial. Directors also receive individual annual performance assessments to assist with their personal development.

Director Responsibilities

The Board and each Director have a clear understanding of their responsibilities. These are set out in the matters reserved to the Board and the terms of reference for each of the MSI Board Committees and the role profile provided to each director on appointment, and are reviewed periodically.

The Company is a wholly owned subsidiary of MSI. The MSI Board has established Board Committees to assist it, and a number of its regulated subsidiaries, in performing their duties. The MSI Board is assisted in discharging its responsibilities via the MSI Audit Committee, Risk Committee, Remuneration Committee, and NomCo. The Board Committees are described below in the 'MSI Board Committee Structure and EMEA Executive Management Structure' section.

In 2025 the Board met 5 times and received regular reporting on key aspects of the Company's business, including performance against KPIs, financial performance, risk management information and updates on market conditions and the regulatory environment. The MSI Risk Committee and MSI Audit Committee meet at least quarterly and the MSI Remuneration Committee and NomCo meet at least twice a year to receive reports on key matters within their remit.

STRATEGIC REPORT

MSI Board Committee Structure and EMEA Executive Management Structure


Boards and Board Committees
Morgan Stanley International Limited
MSI Audit Committee
MSI Nomination & Governance Committee
MSI Remuneration Committee
MSI Risk Committee
Morgan Stanley & Co. International plc
Executive Committees
EMEA Operating Committee (EOC)
EMEA Remuneration Oversight Committee (EROC)
EMEA Risk Committee (ERC)
Management Committees
EMEA Asset and Liability Committee
EMEA Client Assets Governance Committee
EMEA Electronic Trading Governance Committee
EMEA Franchise Committee
EMEA Non-Financial Risk Committee
EMEA Product Committee
EMEA Public Disclosure Review Committee
EMEA RRP, OpRes, and Third Party Stakeholder Committee
EMEA Regulatory Oversight Steering Committee
EMEA Sustainability Committee

Board Committees

The MSI Risk Committee assists the Board on the management of financial and non-financial risks, including (i) risk strategy and appetite; (ii) risk identification and management; (iii) risk framework and policies; (iv) measurement of risk against tolerance and limits; (v) risk culture (save for conduct risk, which is overseen by the MSI Audit Committee); (vi) financial resource management and capital; and (vii) recovery and resolution.

The MSI Audit Committee assists the Board in monitoring: (i) financial reporting; (ii) internal controls; (iii) legal and regulatory compliance (including Client Assets Sourcebook ("CASS") requirements) and certain non-financial risks (including Compliance, Conduct, Financial Crime and Operational Risk); (iv) internal audit; (v) external auditors; and (vi) recovery and resolution planning.

The MSI Remuneration Committee assists the Board in (i) overseeing the implementation of remuneration policies and practices applicable to the Company (as a member of the MSI Group) and (ii) overseeing compliance by the Company with applicable EU and UK remuneration rules, statements and guidance.

The NomCo assists the Board in (i) the recruitment of Board members; (ii) assessment of the performance of the Board and (iii) the MSI Group corporate governance framework (as it applies to the Company).

Each MSI Board Committee is comprised solely of independent Non-Executive Directors appointed to provide robust and effective challenge of the matters within its remit. Processes are in place to manage conflicts of interest, should they arise.

EMEA Executive and Management Committees

Day to day management of the Company's business is delegated to key EMEA Executive Committees, namely the EMEA Operating Committee, the EMEA Remuneration Oversight Committee, and the EMEA Risk Committee.

These Executive Committees are the most senior MSI Group executive management committees

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

and have responsibility for overseeing business performance, operations and risks identified in relation to the MSI Group. The Executive Committees are supported in their oversight of specific areas of the MSI Group's activities by a number of management committees.

Executive Committees

The **EMEA Operating Committee** ("**EOC**") is the principal forum for key decisions regarding matters affecting the operations and performance of the MSI Group in accordance with the strategy approved by the MSI Board. The Committee's responsibilities include matters relating to: (i) strategy; (ii) financial and business performance; (iii) risk and control; (iv) operational, legal and regulatory matters; and (v) human resources.

The **EMEA Remuneration Oversight Committee** provides executive oversight of EMEA remuneration matters and helps to ensure remuneration practices in EMEA are compliant with relevant UK and EU legislation and do not incentivise excessive risk taking.

The **EMEA Risk Committee** ("**ERC**") assists in the oversight of the management of risk (including financial and non-financial risks) within the MSI Group. The Committee provides oversight of: (i) risk strategy and appetite; (ii) risk framework and policies; (iii) risk identification and management; (iv) risk culture; and (v) financial resource management and capital.

Management-level Committees

The **EMEA Asset and Liability Committee** assists the ERC to oversee the capital adequacy, funding, and liquidity risk management of the MSI Group.

The **Client Assets Governance Committee** provides governance over Morgan Stanley's approach to ensuring compliance and adherence to the relevant rules covering the arranging of and / or the safeguarding, including holding, of client financial instruments and client money in respect of relevant entities in the MSI Group.

The **EMEA Electronic Trading Governance Committee** is established by the ERC to review and challenge controls applicable to the electronic trading business undertaken by the MSI Group.

The **EMEA Franchise Committee** assists in the oversight of potentially significant reputational or franchise risks in connection with relevant transactions, activities, or clients in EMEA.

The **EMEA Non-Financial Risk Committee** assists and provides guidance to the ERC in relation to the oversight of the management of non-financial risk of the MSI Group.

The **EMEA Product Committee** assists the ERC in discharging its responsibilities for the oversight of approvals of New Products, and the oversight of Product Governance.

The **EMEA Public Disclosure Review Committee** provides governance and oversight over publicly disclosed information relating to Morgan Stanley's EMEA business.

The **EMEA Recovery and Resolution Planning, Operational Resilience, and Third Party Stakeholder Committee** is responsible for overseeing the policies and procedures relating to Recovery and Resolution Planning, Operational Resilience, and Third Party risk across EMEA.

The **EMEA Regulatory Oversight Steering Committee** provides oversight of (i) deliverables due in response to findings of, or requests from, the FCA and PRA, (ii) initiatives to address regulatory priorities and expectations, and (iii) MSI Group strategic initiatives.

The **EMEA Sustainability Committee** supports the MSI Group in the development, governance and oversight of the incorporation of environmental, social and governance risks, impacts and opportunities into risk management, business processes and strategy in EMEA.

Strategy and Risk

The Board sets the Company strategy, which implements the Global Morgan Stanley Strategy as it applies to the Company's business and is aligned to the Company's RAS. The Board, with assistance from the MSI Risk and Audit Committees, reviews performance against the strategy and risk appetite (including compliance with the risk management framework, risk tolerances and risk limits) at its meetings throughout the year. The Board holds an annual strategy day to consider long term strategic opportunities and risks for the business. Significant changes in strategy or risk appetite, including material changes to the Company's business, require Board consideration and approval to ensure they are in the long-term interests of the Company and to consider the

MORGAN STANLEY & CO. INTERNATIONAL plc

STRATEGIC REPORT

impact on key stakeholders. The Board is supported in its monitoring of financial and non-financial risk by the MSI Risk and Audit Committees. The ERC is responsible for the oversight of the day to day management of the Company's financial and non-financial risks. Further information on the risk management framework applicable to the Company's business is provided in the 'Risk Management' section of the Strategic Report.

Remuneration

The Company, as a wholly owned subsidiary of Morgan Stanley, is subject to Global Morgan Stanley Remuneration Policies and Procedures which determine the remuneration paid to Company employees. Morgan Stanley has a pay for performance philosophy and is committed to responsible compensation programs with the following key objectives, all of which support Morgan Stanley's culture and values and shareholders' interests: deliver pay for sustainable performance; align compensation with shareholders' interests; attract and retain top talent; and mitigate excessive risk-taking. The Board has delegated responsibility to the MSI Remuneration Committee to oversee the implementation of those policies and procedures to the Company's business and oversee compliance by the Company with applicable EU and UK remuneration rules, statements and guidance.

Further information on the link between the culture, values and conduct of employees and their remuneration is provided in the 'Risk Culture' section of Risk Management. Information about compliance with the Capital Requirements Directive ("CRD V"), the FCA Remuneration Code for dual-regulated firms ("SYSC 19D"), the PRA Rulebook: Remuneration, and any guidelines or guidance related to these provisions is included in MSI's annual CRR 450 remuneration disclosure.

Approved by the Board and signed on its behalf by

DocuSigned by:

Anthony Mullineaux

9A10B5202FE4470…

A Mullineaux

Director

1 April 2026

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

The Directors present their report and consolidated financial statements of the Group and Company, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of financial position, consolidated statement of cash flows, together with the Company's statement of changes in equity, statement of financial position and the Group and Company related notes 1 to 35 and the appendix to the financial statements for the year ended 31 December 2025.

Results and Dividends

The Group's profit for the year, after tax, was $1,754 million (2024: $1,425 million).

In accordance with the Company's dividend policy, the Board approved and paid the 2024 final dividend on 3 April 2025 of $160 million ($0.013 per ordinary share) (2024: $1,025 million total dividends paid) to Morgan Stanley Investments (UK) ("MSIUK"). Refer to note 22 for details on the dividend policy.

The Company made coupon payments on the Company's AT1 instruments of $295 million (2024: $295 million) on 1 December 2025 (see 'Dividends' note 22).

Regulation, Risk Management, Branches and Future Developments

Information regarding regulation, risk management, branches and future developments has been included in the Strategic Report.

Corporate Governance Arrangements

Information on the Corporate Governance Arrangements for the Company has been included within the Strategic Report.

Energy and Carbon Reporting

Information on the Company's UK energy and carbon reporting has been included in the Strategic Report within the 'Sustainability Report' section.

Employees

Both the Company and the Morgan Stanley Group place considerable value on the investment in their employees and have continued their practice of keeping employees informed on matters affecting them. Employees are encouraged to present their suggestions and views on the Morgan Stanley Group's performance to management and employees participate directly in the success of the business through the Morgan Stanley Group's various compensation incentive plans.

Every effort is also made to ensure that disabled applicants, or those existing employees who are disabled or may have become disabled, are treated as fairly as possible on terms comparable with those of other employees. Appropriate training is arranged for disabled persons, including retraining for alternative work for employees who become disabled, to promote their career development within the organisation.

Employee Remuneration

The Group employs staff directly, in addition to utilising staff employed by other Morgan Stanley Group undertakings. The Group's policies are comparable and consistent with those of the Morgan Stanley Group, which include the deferral of significant portions of certain key employees' discretionary compensation. Notes 7 and 32 to the consolidated financial statements provide additional information and disclosure regarding the Group's compensation policies.

Table of contents
MORGAN STANLEY & CO. INTERNATIONAL plc
DIRECTORS' REPORT

Stakeholder Relationships and Engagement

Details of engagement activities undertaken by the Board in 2025 with suppliers, clients and other stakeholders and how they inform decision making are provided in the 'S172(1) Statement' section in the Strategic Report.

Pillar 3 Disclosures and Country-by-Country Reporting

The Company is included in the MSI Group Pillar 3 disclosures, which allow investors and other market participants to understand capital adequacy, particularly risk exposures and risk management processes of individual firms required by the EU implementation of Basel capital standards.

The Company is also included in the MSI consolidated disclosure to comply with the provisions of Statutory Instrument 2013 No. 3118 Capital Requirements (Country-by-Country Reporting) Regulations 2013, which implements in the UK the requirements set out in Article 89 of the Capital Requirement Directive (Directive 2013/36/EU). The Pillar 3 disclosures and the Country-by-Country Reporting for the MSI Group for the year ended 31 December 2025 will be made available on the Morgan Stanley website at https://www.morganstanley.com/investorrelations.

Directors

The following Directors held office throughout the year and to the date of approval of this report (except where otherwise shown):

D Cannon	(Chair)
C Beatty	
M Butler	
D Cantillon	
T Duhon	
P Kahre	(Appointed 1 November 2025)
A Khazen	(Appointed 12 June 2025)
K Lazaroo	
A Mullineaux	
S Orlacchio	
J Pearce	
M Richards	
A Sekhar	(Resigned 1 November 2025)
R Talma Stheeman	(Appointed 5 February 2026)
P Taylor	
N Whyte	
C Woodman	

Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance is taken out by Morgan Stanley, for the benefit of the Directors and Officers of the Group.

Directors' Indemnity

Qualifying third party indemnity provisions (as defined in section 234 of the Companies Act 2006) were in force during the year and up to and including the date of the Directors' report for the benefit of the Directors of the Group.

Audit Committee

MSI, the Company's ultimate UK parent undertaking, has appointed the MSI Audit Committee to assist and provide guidance to the Boards of MSI, the Company, other MSI regulated subsidiary undertakings and certain other Morgan Stanley Group undertakings in monitoring, among other things, internal controls, compliance, and external financial reporting obligations. For details on the Risk governance framework, refer to 'Risk Management Framework' within the Strategic Report.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

Events after the Reporting Date

On 5 February 2026, the Board approved an equity issuance of a new AT1 instrument of $1,200 million.

On 26 February 2026, the Board further approved an ordinary share issuance of $500 million to the Company's immediate parent and up the ownership chain to Morgan Stanley to increase the Company's capital.

These capital issuances are to support ongoing business growth.

For further details, refer to 'Events after the reporting date' in Note 35.

Going Concern

Business risks associated with the uncertain market and economic conditions are being actively monitored and managed by the Group. Retaining sufficient capital and liquidity to withstand these market pressures remains central to the Group's strategy. In particular, the Group's capital and liquidity is deemed sufficient to exceed regulatory minimums under both a normal and in a stressed market environment. The effect of relevant macroeconomic scenarios on the business of the Group have been considered as part of the going concern analysis, including impact on operational capacity, access to capital and liquidity, contractual obligations, asset valuations and other critical accounting judgements and key sources of estimation uncertainty. The Group has access to further Morgan Stanley Group capital and liquidity as required.

Taking all of these factors into consideration, the Directors believe it is reasonable to assume that the Group will have access to adequate resources to continue in operational existence for the foreseeable future being at least 12 months from the date of approval of these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the annual reports and financial statements.

Auditor

Deloitte LLP have expressed their willingness to continue in office as auditor of the Group and their re-appointment was approved by the MSI Board on 3 April 2025.

Statement as to Disclosure of Information to the Auditor

Each of the persons who are Directors of the Company at the date when this report is approved confirms that:

- so far as each of the Directors is aware, there is no relevant audit information (being information needed by the Group's auditor in connection with preparing their report) of which the Group's auditor is unaware; and

- each of the Directors has taken all the steps that they ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Approved by the Board and signed on its behalf by

DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

1 April 2026

MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

Directors' Responsibilities Statement

The Directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards ("IFRS") as adopted by the EU and Article 4 of the International Accounting Standards ("IAS") Regulation and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 "*Reduced Disclosure Framework*" ("FRS 101"). Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing the Group financial statements, the Directors are required by IAS 1 *'Presentation of financial statements'* to:

- properly select and apply accounting policies;

- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

- make an assessment of the Group's ability to continue as a going concern.

In preparing the Company financial statements, the Directors are also required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and accounting estimates that are reasonable and prudent;

- state whether applicable UK accounting standards have been followed; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors are responsible for preparing and filing the consolidated financial statements of the Group in compliance with the European Single Electronic Format Regulation (EU) 2019/815 ("ESEF Regulation") with the relevant member state regulator's storage mechanism. In preparing the Group financial statements in compliance with ESEF Regulation, the Directors are required to:

- prepare the Group financial statements in a valid xHTML format; and

- apply iXBRL markup of the Group financial statements using the core taxonomy and the common rules on markups specified in the ESEF Regulation.

The Directors confirm to the best of their knowledge:

- in accordance with Article 3.2(c) of the Luxembourg Law on Transparency Requirements for Issuers of 11 January 2008, as amended ("Luxembourg Transparency Law"), the consolidated financial statements, which have been prepared in accordance with UK-adopted International Accounting Standards, IFRSs as adopted by the EU and in compliance with the ESEF Regulation, have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets,

MORGAN STANLEY & CO. INTERNATIONAL plc

DIRECTORS' REPORT

liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and

- the management report represented by the Strategic Report has been prepared in accordance with Article 3.2(c) of Luxembourg Transparency Law, and includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces.

Approved by the Board and signed on its behalf by

DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

1 April 2026

Table of contents

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Report on the Audit of the Financial Statements

Opinion

In our opinion:

- the financial statements of Morgan Stanley & Co. International plc (the "parent company") and its subsidiaries (the "Group") give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2025 and of the Group's profit for the year then ended;

- the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards, and IFRS Accounting Standards as adopted by the EU;

- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard ("FRS") 101 "Reduced Disclosure Framework"; and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

Group	Parent company
• Consolidated income statement; • Consolidated statement of comprehensive income; • Consolidated statement of changes in equity; • Consolidated statement of financial position; and • Consolidated statement of cash flows.	• Statement of changes in equity; and • Statement of financial position.
Group and Parent Company	
• Relevant notes 1 – 35 to the financial statements.	

The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law, United Kingdom adopted international accounting standards, and IFRSs Accounting Standards as adopted by the EU.

The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the "FRC's") Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and parent company for the year are disclosed in note 7 to the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Summary of our audit approach

Key audit matter

The key audit matter that we identified in the current year was:

- Valuation of Level 3 financial instruments

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Materiality

The materiality that we used for the Group financial statements in the current year was $223.5 million, which was determined on the basis of 0.9% of total equity.

Scoping

The planning and scoping of our audit consider the Group's business, organisational structure and global operating model. This model comprises a common control structure for key business processes and internal controls over financial reporting.

Based on this global operating model, our audit scope is globally integrated with various audit procedures performed by our component auditor, Deloitte & Touche LLP, USA, the lead auditor of the ultimate parent company, Morgan Stanley.

Significant changes in our approach

There are no significant changes in our approach as compared to the prior year.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the Directors' assessment of the Group's and parent company's ability to continue to adopt the going concern basis of accounting included understanding the current and forecast profitability of the entity, the historical accuracy of the forecasts and the capital and liquidity position relative to minimum regulatory requirements, under base and stress forecasts, over the lookout period, being a period of at least twelve months from when the financial statements are authorised for issue.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Key audit matter

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

This matter was addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Valuation of Level 3 financial instruments

Relevant references in the financial statements

Group financial statements:

*   Note 2 – Basis of Preparation – (e) Critical accounting judgements and key sources of estimation uncertainty
*   Note 3 – Summary of material accounting policies – (d) Fair value
*   Note 30 – Financial instruments measured at fair value – (a) (c) (d) (e)

Key audit matter description

As at 31 December 2025, the Group and parent company's total financial assets and liabilities measured at fair value were each $554 billion (2024: $486 billion) and $434 billion (2024: $402 billion), respectively, of which Level 3 financial assets and liabilities were $3.9 billion (2024: $3.8 billion) and $3.6 billion (2024: $2.8 billion), respectively.

The Group and parent company's trading and financing activities result in the Group and parent company carrying material financial instruments for which the fair value is derived using significant unobservable inputs. Under IFRS 13 *Fair Value Measurement*, such financial instruments are classified as Level 3 financial assets or liabilities.

Unlike financial instruments whose inputs are readily observable and, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 are

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

inherently subjective, and often involve the use of inputs and proprietary valuation models whose underlying algorithms and valuation methodologies are complex. This degree of subjectivity may also give rise to potential fraud through management intentionally manipulating fair values or incorporating management bias in determining fair values. Auditing the Group and parent company's valuation of Level 3 financial instruments is therefore subjective and presents certain challenges in evaluating the appropriateness of the Group and parent company's valuation judgements and estimates.

Significant judgements made by the Group and parent company include the derivation of key model inputs which are not observable and the underlying valuation methodologies used by the pricing model to determine an appropriate fair value. Performing our audit procedures to evaluate the appropriateness of these models and inputs involved a high degree of auditor judgement, professionals with specialised skills and knowledge, and an increased extent of testing.

How the scope of our audit responded to the key audit matter

To address the complexities associated with auditing the valuation of Level 3 financial instruments, our team included internal valuation specialists who have significant valuation and modelling expertise. Our valuation audit procedures included the following procedures:

- Testing the Group and parent company's internal controls that address the risk of errors and the risk of fraud in the fair value estimates. This includes model review controls and independent price verification controls. Management maintains these internal controls to assess the appropriateness of its valuation methodologies and the relevant inputs and assumptions used to determine fair value estimates.

- On a sample basis, in line with our audit methodology, to address the risk of errors and the risk of fraud we:
  - Evaluated the Group and parent company's significant valuation methodologies, including the input assumptions, considering our observations

of assumptions made by other market participants and external data when available.

- With the involvement of the internal valuation specialists we developed independent fair value estimates for Level 3 financial instruments, using externally sourced inputs and independent valuation models, to the extent possible, compared the resulting fair values to those recorded by the Group and the parent company and assessed the differences against pre-determined thresholds.

- Tested the revenues arising from the trade date fair value estimates for selected structured transactions classified as Level 3 financial instruments, with the involvement of internal valuation specialists using externally sourced inputs and independent valuation models, to the extent possible, and assessed differences to those recorded by the Group and the parent company against pre-determined thresholds.

- Assessed the consistency with which management has applied significant and unobservable valuation assumptions used in developing fair value estimates, across similar transactions.

- Performed a retrospective assessment of management's fair value estimates for certain of our selected Level 3 financial instruments, for which there were events or transactions occurring after the valuation date. We did so by comparing management's estimates to the relevant evidence provided by such events or transactions, as applicable.

- Assessed the appropriateness of the disclosures related to Level 3 financial instruments in the financial statements.

Key observations

As a result of our audit procedures, we concluded with reasonable assurance that the valuation of Level 3 financial instruments was not materially misstated.

Our application of materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be

Table of contents

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Materiality	$223.5 million (2024: $212.5 million)	$221 million (2024: $210.4 million)
Basis for determining materiality	The Group materiality of $223.5 million represents 0.9% (2024: 0.9%) of total equity	The parent company materiality of $221 million represents 0.9% (2024: 0.9%) of total equity
Rationale for the benchmark applied	We have considered total equity to be the most appropriate benchmark as the Group is wholly owned by the ultimate parent entity Morgan Stanley and is a regulated entity, therefore its total equity position is of importance to the key users of the Group and company's financial statements. These key users include regulators, counterparties, external rating agencies and the ultimate parent entity.	We considered it appropriate to maintain the same benchmark as that for the Group as the parent company is the most significant member of the Group and its solo capital position is of importance to the key users of the financial statements who are common with those for the Group.
Performance materiality	Group performance materiality and parent company performance materiality was set at 70% of Group materiality for the 2025 audit (2024: 70%).	
Basis and rationale for determining performance materiality	We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. In determining performance materiality, we considered the following factors: – our risk assessment, including our assessment of the Group's overall control environment and that we consider it appropriate to rely on controls over a number of business processes; – ability of the Group to detect misstatements; and – our past experience of the audit, which has indicated a low number of corrected and uncorrected misstatements identified in prior periods.	

Error reporting threshold

We agreed with the Morgan Stanley International ("MSI") Audit Committee that we would report to the Committee all audit differences in excess of $11 million (2024: $10.6 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the MSI Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

An overview of the scope of our audit

Identification and scoping of components

Morgan Stanley is a globally managed business with a global operating model in which major classes of transactions are subject to a common control processing environment irrespective of product, region or legal entity. Our identified components were consistent with the business segments identified by Morgan Stanley.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

We scoped our audit at the significant account balance level, scoping in one component, Institutional Securities, for audit procedures on one or more classes of transactions, account balances, and disclosures, that represents 99% of the Group's revenue, 98% of the Group's profit before tax and 100% of the Group's net assets. This involved the performance of procedures by the Group audit team, as well as the involvement of our component auditor Deloitte & Touche LLP, USA.

We instructed our component auditor, Deloitte & Touche LLP, USA to perform their audit procedures over the Institutional Securities component at a component performance materiality level of $146 million (2024: $141 million). We also instructed them to perform procedures over the key audit matter set out above in this report and we directed and supervised their work.

Involvement with component auditor

We exercised oversight over the component auditor's work by remaining in active dialogue at regular intervals throughout the duration of the audit. We attended the global audit planning meeting held by Deloitte & Touche LLP, USA, remotely, and regularly held meetings with members of management both in person and virtually throughout the audit. We involved our component auditor in our team briefings and issued a set of instructions setting out the audit work and the specified audit procedures we requested them to perform. We undertook visits to our component auditor during the interim period and final stages of our audit. We reviewed the component audit file remotely and held regular virtual meetings and review sessions throughout the year to oversee the work performed in support of our audit.

Audit procedures undertaken at the Group level

We designed our audit approach for the Group based on our understanding of the business and our independent assessment of the risks of material misstatement arising in the financial statements. These procedures included, amongst others, auditing the consolidation of the Group's results and the preparation of the Group financial statements as well as obtaining an understanding of relevant controls over the financial reporting process.

Our consideration of the control environment

For certain relevant controls, we tested internal controls over financial reporting and key business processes where our scoping and risk assessment determined those controls to be relevant to the audit and where we intended to place reliance on those controls. This included testing of general IT controls with the involvement of our IT specialists, process level controls and entity level controls at the Group level. For certain other relevant controls, we have obtained an understanding to support our risk assessment and design our audit procedures.

Our consideration of climate-related risks

In planning our audit, we have considered the impact of climate change on the Group's operations and subsequent impact on its financial statements. The Group and parent company set out its assessment of the potential impact on pages 23 to 33 of the Strategic Report and in note 26.2.1.2 Credit Evaluation on page 107 of the Annual Report.

We have held discussions with the Group to understand their:

- process for identifying affected operations, including the governance and controls over this process, and the subsequent effect on the financial reporting for the Group and parent company; and

- long-term strategy to respond to climate change risks as they evolve including the effect on the Group and parent company's forecasts.

Our audit work has involved:

- obtaining an understanding of management's analysis and data considered in the Group's climate risk assessment;

- performing our own risk assessment of the potential impact of climate change on the Group's account balances and classes of transactions and did not identify any additional risks of material misstatement; and

- evaluating the appropriateness of disclosures included in the financial statements.

Table of contents

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

As part of our audit procedures, we are required to read and consider whether climate-related disclosures in the annual report are materially consistent with the financial statements and our knowledge obtained in the audit and we did not identify any material inconsistencies as a result of these procedures.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The Directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Directors

As explained more fully in the Directors' responsibilities statement, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting

unless the Directors either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for preparing the Group financial statements in compliance with the requirements set out in the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS").

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Our responsibility is to assess whether the Group financial statements have been prepared, in all material respects, with the requirements laid down in the ESEF RTS.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Table of contents

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the Group's remuneration policies, key drivers for Directors' remuneration, bonus levels and performance targets;

- the Group's own assessment of the risks that irregularities may occur either as a result of fraud or error in the financial statements;

- results of our enquiries of management, legal counsel, internal audit, the Directors and the Audit Committee about their own identification and assessment of the risks of irregularities, including those that are specific to the Group's sector;

- any matters we identified having obtained and reviewed the Group's documentation of their policies and procedures relating to:

  – identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;

  – detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and

  – the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations.

- the matters discussed among the audit engagement team including the significant component audit team and relevant internal specialists, including tax, valuations, IT regulatory and fraud specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud and identified the greatest potential for fraud in the following area: valuation of Level 3 financial instruments. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the Group and parent company operate in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act 2006, Luxembourg Transparency Law, Luxembourg 9.8.6R(3) Rules, pensions legislation and tax legislation.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the Group's ability to operate or to avoid a material penalty. These included the regulation and supervisory requirements of the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority ("FCA").

Audit response to risks identified

As a result of performing the above, we identified the valuation of Level 3 financial instruments as a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures we performed in response to that key audit matter.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;

- enquiring of management, Directors, the Audit Committee and in-house and external legal counsel concerning actual and potential litigation and claims;

- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;

- reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with HMRC and other regulatory authorities including the PRA and the FCA; and

Table of contents

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and the component audit team and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

- the Strategic Report and the Directors' Report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report or the Directors' Report.

Opinions on other matters prescribed by the European Single Electronic Format Regulatory Technical Standard

We have checked the compliance with the Group and parent company financial statements as at 31 December 2025 with the relevant statutory requirements as set out in the ESEF RTS that are applicable to the Group and parent company financial statements.

For the Group and parent company it relates to:

- Group and parent company financial statements prepared in a valid xHTML format; and

- the XBRL markup of the Group and parent company financial statements using the core taxonomy and the common rules on markups specified in the ESEF RTS.

In our opinion, the Group and parent company financial statements of Morgan Stanley & Co. International plc as at 31 December 2025, have been prepared, in all material respects, in compliance with the requirements laid down in the ESEF RTS.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

- the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of Directors' remuneration have not been made.

We have nothing to report in respect of this matter.

Table of contents

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF MORGAN STANLEY & CO. INTERNATIONAL plc

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Signed by:

BBEACEF6E3F342E...

James Polson (Senior Statutory Auditor)

For and on behalf of Deloitte LLP

Statutory Auditor

London, United Kingdom

1 April 2026

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2025

in $ millions	Note	2025	2024
Net gains from financial instruments at fair value through profit or loss	4	8,202	6,958
Fee and commission income	5	2,821	2,281
Other revenue		21	24
Interest income	6	12,081	12,697
Interest expense	6	(13,799)	(14,385)
Net interest expense		(1,718)	(1,688)
Net revenue		**9,326**	**7,575**
Non-interest expenses:			
Operating expense	7	(6,901)	(5,617)
Net impairment (loss)/reversal on financial instruments		(3)	1
PROFIT BEFORE TAX		**2,422**	**1,959**
Income tax expense	8	(668)	(534)
PROFIT FOR THE YEAR		1,754	1,425

All operations were continuing in the current and prior year.

The notes on pages 66 to 149 form an integral part of the consolidated financial statements.

As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its own income statement for the year. The Company reported a profit after tax of $1,742 million for the year ended 31 December 2025 (31 December 2024: $1,304 million).

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December 2025

in $ millions	Note	2025	2024
PROFIT FOR THE YEAR		1,754	1,425
OTHER COMPREHENSIVE INCOME AFTER INCOME TAX			
Items that will not be reclassified subsequently to profit or loss:			
Remeasurement of net defined benefit liability	8,33	1	(1)
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	8,9	(133)	(70)
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences arising on foreign operations	8	32	(75)
OTHER COMPREHENSIVE (EXPENSE)/INCOME AFTER INCOME TAX		**(100)**	**(146)**
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**1,654**	**1,279**

The notes on pages 66 to 149 form an integral part of the consolidated financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2025

in $ millions	Note	2025	2024
Share capital and other equity instruments – at 1 January and 31 December		**16,765**	**16,765**
Share premium account – at 1 January and 31 December		**513**	**513**
Currency translation reserve - at 1 January		**(23)**	**52**
Foreign currency translation differences arising on foreign operations		32	(75)
Currency translation reserve - at 31 December		**9**	**(23)**
Capital contribution reserve – at 1 January and 31 December		**3**	**3**
Capital redemption reserve – at 1 January and 31 December		**1,400**	**1,400**
Debt valuation reserve - at 1 January		**(365)**	**(303)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value		(133)	(70)
Realised debt valuation losses	9	2	8
Debt valuation reserve - at 31 December		**(496)**	**(365)**
Retained earnings and pension reserve - at 1 January		**5,319**	**5,176**
Profit for the year		**1,754**	**1,425**
Remeasurement of net defined benefit liability	—	1	(1)
Realised debt valuation losses	9	(2)	(8)
Dividends	22	(455)	(1,320)
Income tax - Current and Deferred Tax	8	75	47
Other		3	—
Retained earnings and pension reserve - at 31 December		**6,695**	**5,319**
Other comprehensive income for the year		(100)	(146)
Total comprehensive income for the year		1,654	1,279
Total equity at 31 December		**24,889**	**23,612**

The notes on pages 66 to 149 form an integral part of the consolidated financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2025

in $ millions	Note	2025	2024
Share capital and other equity instruments – at 1 January and 31 December		**16,765**	**16,765**
Share premium account – at 1 January and 31 December		**513**	**513**
Currency translation reserve - at 1 January		**(155)**	**(95)**
Foreign currency translation differences arising on foreign operations		22	(60)
Currency translation reserve - at 31 December		**(133)**	**(155)**
Capital contribution reserve – at 1 January and 31 December		**3**	**3**
Capital redemption reserve – at 1 January and 31 December		**1,400**	**1,400**
Debt valuation reserve - at 1 January		**(365)**	**(303)**
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value		(133)	(70)
Realised debt valuation losses	9	2	8
Debt valuation reserve - at 31 December		**(496)**	**(365)**
Retained earnings and pension reserve - at 1 January		**5,330**	**5,308**
Profit for the year		**1,742**	**1,304**
Remeasurement of net defined benefit liability		1	(1)
Realised debt valuation losses	9	(2)	(8)
Dividends	22	(455)	(1,320)
Income tax - Current and Deferred Tax	8	75	47
Other		2	—
Retained earnings and pension reserve - at 31 December		**6,693**	**5,330**
Other comprehensive income for the year		(110)	(131)
Total comprehensive income for the year		1,632	1,173
Total equity at 31 December		**24,745**	**23,491**

The notes on pages 66 to 149 form an integral part of the financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Year ended 31 December 2025

in $ millions

	Note	2025	2024
ASSETS			
Cash and short term deposits	23	18,976	16,711
Trading financial assets (of which $58,315 million (2024: $37,384 million) were pledged to various parties)	10	415,802	369,853
Secured financing	9	137,869	115,453
Loans and advances		118	83
Investment securities		13	27
Trade and other receivables	12	95,120	75,238
Current tax assets		566	361
Deferred tax assets	19	394	288
Property, plant and equipment		41	35
Other assets		41	29
TOTAL ASSETS		**668,940**	**578,078**
LIABILITIES			
Bank loans and overdrafts	23	1	2
Trading financial liabilities	10	337,224	319,056
Secured borrowing	9	134,738	105,067
Trade and other payables	15	93,280	78,885
Debt and other borrowings	16	63,125	39,523
Subordinated loans	17	15,626	11,798
Provisions	18	26	91
Current tax liabilities		24	39
Post-employment benefit obligations	33	7	5
TOTAL LIABILITIES		**644,051**	**554,466**
EQUITY			
Share capital	21	12,465	12,465
Other equity instruments	21	4,300	4,300
Share premium account	21	513	513
Currency translation reserve	21	9	(23)
Capital contribution reserve	21	3	3
Capital redemption reserve	21	1,400	1,400
Pension reserve	21	(1)	(2)
Debt valuation reserve	21	(496)	(365)
Retained earnings		6,696	5,321
TOTAL EQUITY		**24,889**	**23,612**
TOTAL LIABILITIES AND EQUITY		**668,940**	**578,078**

These consolidated financial statements were approved by the Board and authorised for issue on 1 April 2026.

Signed on behalf of the Board

DocuSigned by:

anthony mullineaux

9A10B5202FE4470...

A Mullineaux

Director

The notes on pages 66 to 149 form an integral part of the consolidated financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

COMPANY STATEMENT OF FINANCIAL POSITION

Year ended 31 December 2025

in $ millions

	Note	2025	2024
ASSETS			
Cash and short term deposits	23	18,533	16,336
Trading financial assets (of which $58,315 million (2024: $ 37,384 million) were pledged to various parties)	10	415,723	369,629
Secured financing	9	137,869	115,453
Loans and advances		31	40
Investment securities		12	26
Trade and other receivables	12	95,356	75,381
Current tax assets		707	522
Deferred tax assets	19	393	287
Investment in subsidiaries	13	129	139
Property, plant and equipment		27	21
Other assets		41	29
TOTAL ASSETS		**668,821**	**577,863**
LIABILITIES			
Bank loans and overdrafts	23	1	2
Trading financial liabilities	10	337,224	319,056
Secured borrowing	9	134,659	104,842
Trade and other payables	15	93,421	79,016
Debt and other borrowings	16	63,098	39,537
Subordinated debt	17	15,626	11,798
Provisions	18	26	91
Current tax liabilities		20	28
Post employment benefit obligations	33	1	2
TOTAL LIABILITIES		**644,076**	**554,372**
EQUITY			
Share capital	21	12,465	12,465
Other equity instruments	21	4,300	4,300
Share premium account	21	513	513
Currency translation reserve	21	(133)	(155)
Capital contribution reserve	21	3	3
Capital redemption reserve	21	1,400	1,400
Pension reserve	21	(1)	(2)
Debt valuation reserve	21	(496)	(365)
Retained earnings		6,694	5,332
TOTAL EQUITY		**24,745**	**23,491**
TOTAL LIABILITIES AND EQUITY		**668,821**	**577,863**

These financial statements were approved by the Board and authorised for issue on 1 April 2026.

Signed on behalf of the Board



DocuSigned by:

ANTHONY MULLINEAUX

9A10B5202FE4470...

A Mullineaux

Director

The notes on pages 66 to 149 form an integral part of the financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December 2025

in $ millions	Note	2025	2024
NET CASH FLOWS FROM OPERATING ACTIVITIES	23b	(1,563)	1,217
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(15)	(6)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(15)**	**(6)**
FINANCING ACTIVITIES			
Dividends paid	22	(455)	(1,320)
Proceeds from issuance of senior subordinated debt	17	3,700	—
Interest on subordinated debt		(343)	(430)
Interest on senior subordinated debt		(469)	(454)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		**2,433**	**(2,204)**
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		855	(993)
Currency translation differences		1,411	(699)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	23a	16,709	18,401
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23a	**18,975**	**16,709**

The notes on pages 66 to 149 form an integral part of the consolidated financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

1. CORPORATE INFORMATION

The Company is incorporated and domiciled in England and Wales, at the following address: 25 Cabot Square, Canary Wharf, London, E14 4QA.

The Group's immediate parent undertaking is MSIUK, which has its registered office at 20 Bank Street, Canary Wharf, London, England, E14 4AD and is registered in England and Wales. Copies of its financial statements can be obtained from the Registrar of Companies for England and Wales, Companies House, Crown Way, Cardiff CF14 3UZ.

The Group's ultimate parent undertaking and controlling entity and the largest group of which the Group is a member and for which group financial statements are prepared is Morgan Stanley which, together with the Group and Morgan Stanley's other subsidiary undertakings, form the Morgan Stanley Group. Morgan Stanley is incorporated in the State of Delaware, the United States of America. Copies of its financial statements can be obtained from www.morganstanley.com/investorrelations.

The parent undertaking of the smallest group of companies for which group financial statements are drawn up and of which the Group is a member is Morgan Stanley.

2. BASIS OF PREPARATION

a. Statement of Compliance

These financial statements incorporate the financial statements of the Group and the Company.

The Group has prepared its annual consolidated financial statements in accordance with UK-adopted international accounting standards, IFRSs as adopted by the EU, Interpretations issued by the IFRS Interpretations Committee ("IFRIC") and the UK Companies Act 2006. The Group has prepared its annual consolidated financial statements in compliance with the European Single Electronic Format Regulatory Technical Standard ("ESEF RTS"), including the preparation in a valid xHTML format and the application of iXBRL markup using the core taxonomy and the common rules on markups specified in the ESEF RTS.

The Company financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101, with a departure from the requirement of Schedule 1 paragraph 40 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 ("the Regulations") as described in note 3(c) for the overriding purpose of giving a true and fair view.

The Company meets the definition of a qualifying entity and is a Financial Institution as defined in FRS 101. The Company has taken advantage of the disclosure exemptions available under FRS 101 in relation to share-based payments, fair value measurements (as applicable to assets and liabilities other than financial instruments), revenue recognition, presentation of comparative information in respect of certain assets and shares outstanding, presentation of a cash flow statement, accounting standards not yet adopted, related party transactions, and leases.

Where relevant, equivalent disclosures have been provided in the Group accounts in which the Company is consolidated.

b. New Standards and Interpretations Adopted During the Year

The following standards, amendments to standards and interpretations relevant to the Group and Company's operations were adopted during the year. These did not have a material impact on the Group or Company's financial statements.

Amendments to IAS 21 '*The Effects of Changes in Foreign Exchange Rates*': Lack of Exchangeability were issued by the IASB in August 2023 for prospective application in accounting periods beginning on or after 1 January 2025. The amendments were adopted by the UK in July 2024 and endorsed by the EU in November 2024.

There were no other standards, amendments to standards or interpretations relevant to the Group and Company's operations which were adopted during the year.

c. New Standards and Interpretations Not Yet Adopted

At the date of authorisation of these consolidated financial statements, the following standards, amendments to standards and interpretations relevant to the Group's operations were issued

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

by the IASB but not mandatory for accounting periods beginning 1 January 2025. The Group does not expect that the adoption of the following amendments to standards will have a material impact on the Group's or Company's financial statements, unless otherwise indicated.

Amendments to IFRS 9 '*Financial Instruments*' ("IFRS 9") and IFRS 7 *'Financial Instruments: Disclosures*' ("IFRS 7") was issued by the IASB in May 2024 for retrospective application, except where otherwise prescribed by transitional provisions of the standard and is effective for annual periods beginning on or after 1 January 2026. The amendments were adopted by the UK in April 2025 and endorsed by the EU in May 2025.

IFRS 18 '*Presentation and Disclosure in Financial Statements*' ("IFRS 18") was issued by the IASB in April 2024 for retrospective application in annual periods beginning on or after 1 January 2027. Earlier application is permitted. The amendments were adopted by the UK in December 2025 and endorsed by the EU in February 2026. The Group is currently assessing the impact of IFRS 18 on its consolidated financial statements.

Annual improvements to IFRS 7 *'Financial Instruments: Disclosures*', IFRS 9 '*Financial Instruments*', IFRS 10 '*Consolidated Financial Statements*' and IAS 7 '*Statement of Cash flows*' were issued by IASB in July 2024, for application in annual periods beginning on or after 1 January 2026. The amendments were adopted by the UK in February 2025 and endorsed by the EU in July 2025.

d.   Basis of Measurement
The financial statements of the Company and the consolidated financial statements of the Group are prepared under the historical cost basis, except for certain financial instruments that have been measured at fair value as explained in the accounting policies below.

e.   Critical Accounting Judgements and Key Sources of Estimation Uncertainty

In preparing the financial statements and consolidated financial statements, the Company and Group make judgements and estimates that affect the application of accounting policies and reported amounts.

Critical accounting judgements are key decisions made by management in the application of the Group and Company's accounting policies, other than those involving estimations, which have the most significant effects on the amounts recognised in the financial statements.

Key sources of estimation uncertainty represent assumptions and estimations made by management that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

The Group and Company's key sources of estimation uncertainty are as follows:

- *Valuation of Level 3 financial instruments:* Valuation techniques used to measure the fair value of instruments categorised in Level 3 of the fair value hierarchy are dependent on unobservable parameters, and as such require the application of judgement, involving estimations and assumptions. The fair value for these financial instruments has been determined using parameters appropriate for the valuation methodology based on prevailing market evidence. It is recognised that the unobservable parameters could have a range of reasonable possible alternate values. See accounting policy note 3(d) and note 30(d)(ii) 'Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives'.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

- *Measurement of litigation and taxation provisions:* Estimates are used in the calculation of provisions, which are initially measured, and subsequently remeasured, at the best estimate of the expenditure required to settle the obligation. With such items there is a possibility that, on conclusion at a future date, the final outcome may differ significantly. Whilst a range of outcomes is reasonably possible, the extent of the reasonably possible range has been assessed as not material. See accounting policy note 3(j) and note 18.

No critical accounting judgements have been made in the process of applying the Group and Company's accounting policies that have had a significant effect on the amounts recognised in the financial statements.

The Group and Company evaluates the critical accounting judgements and key sources of estimation uncertainty on an ongoing basis and believes that these are reasonable.

f. Basis of Consolidation

The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries as at 31 December 2025. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements for the subsidiaries are prepared for the same reporting year as the Group, using consistent accounting policies. The financial statements for the subsidiaries are translated into US dollars as described in note 3(b). Subsidiaries are consolidated from the date that the Group gains control until the date that control ceases.

In certain cases, the Group may exercise control over another entity on behalf of investors or other parties. In such cases it is necessary, as part of the assessment of whether it should consolidate the entity, for the Group to determine whether it exercises such control primarily as an agent for the other investors or whether it does so primarily as principal on its own behalf. In making such a determination, management will consider all relevant factors, including in particular:

- the scope of the Group's decision-making authority over the investee;

- the rights, including removal rights, held by other parties;

- the remuneration to which the Group is entitled; and

- the significance of the Group's exposure to variability of returns from its interests in the entity.

Intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in preparing the consolidated financial statements.

Details of the Group's interests in other entities are given in note 13 and 14 to these financial statements.

g. The Going Concern Assumption

The Group's and Company's business activities, together with the factors likely to affect its future development, performance and position, and the Group's and Company's objectives, policies and processes for managing its capital; its financial risk management; and its exposures to credit risk and liquidity risk, are reflected in the Strategic Report, and as set out in the Strategic report, retaining sufficient capital and liquidity to withstand market pressures remains central to the Morgan Stanley Group's, the Group's and the Company's strategy.

Taking the above factors into consideration, the Directors believe the Group and Company will have access to adequate resources to continue in operational existence for the foreseeable future being at least 12 months from the date of approval of these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the annual report and financial statements.

h. Change in Presentation

The Group has updated the presentation of accrued interest in relation to subordinated debt, such that this is now presented within 'Subordinated debt' in the Consolidated Statement of Financial Position totalling $126 million for 31 December 2025. Within comparative prior reporting periods, the accrued interest in relation to subordinated debt is presented within 'Trade and Other Payables' totalling $142 million for 31 December 2024. This change in presentation aligns with the way the subordinated debt is managed and provides more relevant information.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

a. Functional Currency

Items included in the consolidated and the Company financial statements are measured and presented in US dollars, the currency of the primary economic environment in which the Group operates.

All currency amounts in the consolidated and the Company financial statements, Strategic Report and Directors' Report are rounded to the nearest million US dollars (unless otherwise stated).

b. Foreign Currencies

All monetary assets and liabilities denominated in currencies other than US dollars are translated into US dollars at the rates ruling at the reporting date. Transactions and non-monetary assets and liabilities denominated in currencies other than US dollars are recorded at the rates prevailing at the dates of the transactions. Assets and liabilities of foreign operations are translated into US dollars using the closing rate. Translation differences arising from the net investment(s) in the foreign operations are taken to the 'Currency translation reserve'.

The amount of change in the fair value of financial liabilities designated at FVPL that is attributable to changes in the credit risk of these liabilities (Debt Valuation Adjustment ("DVA")) includes foreign exchange differences thereon. All other translation differences are taken through the consolidated income statement when realised. Exchange differences recognised in the consolidated income statement are presented in 'Other revenue' or 'Operating expense', except where noted in 3(c) below.

c. Financial Instruments

i) Financial Instruments Mandatorily at Fair Value through Profit or Loss

Trading Financial Instruments

Trading financial instruments include government debt securities, corporate and other debt, traded loans, and corporate equities where the Group acquires the financial asset or financial liability for the purpose of selling or repurchasing in the near term or is part of a portfolio for which there is evidence of short term profit taking, and all derivative contracts.

Purchases and sales of non-derivative financial instruments classified as trading are initially recognised on settlement date at fair value, including regular way securities transactions. For purchases of non-derivative financial instruments classified as trading, from the date that the terms are agreed (trade date) until the settlement date, the Group and Company recognises any unrealised fair value in the statement of financial position as 'Trading financial instruments' with corresponding profit or loss recognised within the consolidated income statement in 'Net gains/ (losses) from financial instruments at fair value through profit or loss'. For sales of non-derivative financial instruments, unrealised fair value changes are not recognised in the consolidated income statement from trade date. Upon settlement date the resulting financial instrument is recognised or de-recognised from the consolidated statement of financial position.

Derivatives, are initially recorded on trade date at fair value (see note 3(d) below). All subsequent changes in fair value are reflected in the consolidated income statement in 'Net gains/ (losses) from financial instruments at fair value through profit or loss'.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. For all trading financial instruments, transaction costs are excluded from the initial fair value measurement of the financial instrument. These costs are recognised in the consolidated income statement in 'Operating expense'.

Non-trading Financial Assets at Fair Value through Profit or Loss

Non-trading financial assets at FVPL include secured financing transactions such as cash collateral on securities borrowed and securities purchased under agreements to resell, prepaid OTC contracts and financial assets arising upon consolidation of certain special purpose entities, and certain investment securities (unlisted equities).

Non-trading financial assets at FVPL are principally financial assets where the Group makes decisions based upon the assets' fair values. These assets are generally recognised on settlement date at fair value (see note 3(d) below), since they are neither regular way nor are they derivatives. From the date the terms are agreed (trade date), until the financial asset is

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

funded (settlement date), the Group and Company recognises any unrealised fair value changes in the financial asset as non-trading financial assets at FVPL. On settlement date, the fair value of consideration given is recognised as a non-trading financial asset at FVPL.

Transaction costs are excluded from the initial fair value measurement of the financial assets and are recognised in the consolidated income statement in 'Operating expense'.

Subsequent measurement of financial instruments mandatorily at fair value through profit or loss

All subsequent changes in fair value and foreign exchange differences are reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss'. When interest is included as a component of an instrument's fair value, interest is also reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', otherwise it is included within 'Interest income' or 'Interest expense'.

ii) Financial Instruments Designated at Fair Value through Profit or Loss

Financial instruments designated at FVPL include corporate loans, unfunded loan commitments, prepaid OTC contracts, cash collateral on securities loaned and securities sold under agreements to repurchase, issued structured notes and other financial assets and liabilities.

The Group and Company have designated certain financial instruments at FVPL when the designation at fair value eliminates or significantly reduces an accounting mismatch which would otherwise arise. The Group has also designated certain financial liabilities at FVPL where:

- the financial liability forms part of a group of financial assets or financial liabilities or both which are managed, evaluated and reported internally on a fair value basis; or

- the financial liability contains an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract.

From the date the transaction in a financial instrument designated at FVPL is entered into

(trade date) until settlement date, the Group recognises any unrealised fair value changes in the contract as financial instruments designated at FVPL in the statement of financial position. On settlement date, the fair value of consideration given or received is recognised as a financial instrument designated at FVPL (see note 3(d) below).

All subsequent changes in fair value, foreign exchange differences, and dividends are reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', other than DVA on financial liabilities designated at FVPL which is recognised in the 'Debt valuation adjustment' reserve where those changes do not create or enlarge an accounting mismatch. When interest is included as a component of an instrument's fair value, interest is also reflected in the consolidated income statement in 'Net gains/(losses) from financial instruments at fair value through profit or loss', otherwise it is included within 'Interest income' or 'Interest expense'. DVA presented within other comprehensive income is not subject to reclassification to the consolidated income statement, but is transferred to 'Retained earnings' when realised.

For the Company, the presentation of 'Debt valuation adjustment' within other comprehensive income represents a departure from Schedule 1 paragraph 40 to the Regulations, which requires that changes in the value of financial instruments be included in the profit and loss account. The Directors consider that this departure is necessary in order that the accounts give a true and fair view of the results of the Company. All other subsequent changes in fair value, foreign exchange differences not relating to changes in the credit risk of those liabilities, interest and dividends are reflected in the income statement.

Transaction costs are excluded from the initial fair value measurement of the financial instrument. These costs are recognised as incurred in the consolidated income statement in 'Operating expense'.

See note 9 for an analysis of financial assets and financial liabilities designated at FVPL.

iii) Investments in Subsidiaries

Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated at cost, less any impairment (see note 3(c)(iv) below). Dividends, impairment losses and reversals of impairment losses are recognised in the income statement.

iv) Impairment of Subsidiaries

Impairment losses on investments in subsidiaries are measured as the difference between cost and the current estimated recoverable amount. When the recoverable amount is less than cost, an impairment is recognised in the income statement and is reflected against the carrying amount of the impaired asset in the statement of financial position. Investments in subsidiaries which have previously suffered an impairment are reviewed for possible reversal of the impairment.

v) Financial Assets and Financial Liabilities at Amortised Cost

Financial assets at amortised cost include cash and short-term deposits, certain trade and other receivables and certain loans and advances. Cash and cash equivalents comprise cash and demand deposits with banks, net of outstanding bank overdrafts, along with highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

Financial assets are recognised at amortised cost when the Group and Company's business model objective is to collect the contractual cash flows of the assets and where these cash flows are Solely Payments of Principal and Interest ("SPPI") on the principal amount outstanding until maturity. Such assets are recognised when the Group and Company becomes a party to the contractual provisions of the instrument. The instruments are initially measured at fair value (see note 3(d) below) and subsequently measured at amortised cost less expected credit loss ("ECL") allowance. Interest is recognised in the consolidated income statement in 'Interest income', using the effective interest rate ("EIR") method. Transaction costs that are directly attributable to the acquisition of the financial asset are added to the fair value on initial recognition. ECL, and reversals thereof, are recognised in the consolidated income statement in 'Net impairment loss on financial instruments'.

Financial liabilities classified at amortised cost include bank loans and overdrafts, certain secured borrowings, certain trade and other payables, subordinated debt and certain debt and other borrowings.

Financial liabilities are classified as being subsequently measured at amortised cost, except where they are held for trading or are designated as measured at FVPL. They are recognised when the Group becomes a party to the contractual provisions of the instrument and are initially measured at fair value (see note 3(d) below) and subsequently measured at amortised cost. Interest is recognised in the consolidated income statement in 'Interest expense' using the EIR method. Transaction costs that are directly attributable to the issue of a financial liability are deducted from the fair value on initial recognition.

vi) Secured Financing and Secured Borrowings

In the course of financing its business and part of its trading activities, the Group and Company enter into arrangements which involve the sale of securities with agreements to repurchase, the purchase of securities with resale agreements, the lending of securities with collateral received and the borrowing of securities with collateral given.

Securities received by the Group and Company under resale arrangements and securities borrowing arrangements are generally not recognised on the consolidated statement of financial position.

Securities pledged or sold by the Group and Company under sale and repurchase agreements and securities lending arrangements are generally not derecognised from the consolidated statement of financial position. Where cash collateralised, the resulting cash collateral balances repayable and accrued interest are designated at FVPL where the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed, evaluated and reported internally of a fair value basis; or at amortised cost if not so designated.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

d.   Fair Value

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Group and Company believes market participants would use in pricing the asset or liability at the measurement date.

Where the Group and Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Group and Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Group and Company use various valuation approaches and establish a hierarchy for inputs used in measuring fair value that require the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Group and Company. Unobservable inputs are inputs that reflect assumptions the Group and Company believe other market participants would use in pricing the asset or liability, that are developed based on the best information available in the circumstances.

The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level:

- Level 1 - Quoted prices (unadjusted) in an active market for identical assets or liabilities

  Valuations based on quoted prices in active markets that the Morgan Stanley Group has the ability to access for identical assets or liabilities. Valuation adjustments, block discounts and discounts for equity-specific and contractual restrictions that would not

transfer to market participants are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

- Level 2 - Valuation techniques using observable inputs

  Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, significant market inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs.

- Level 3 - Valuation techniques with significant unobservable inputs

  Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised by the Group and Company in determining fair value is greatest for instruments categorised in Level 3 of the fair value hierarchy.

The Group and Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower Level of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

For assets and liabilities that are transferred between levels in the fair value hierarchy during the period, fair values are ascribed as if the

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

assets or liabilities had been transferred as of the beginning of the period.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Group and Company carry positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms, as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Group and Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk in order to arrive at fair value.

Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

The Group and Company apply CVA to their Borrowings (primarily structured notes) which are designated at FVPL and to OTC derivatives. The Group and Company consider the impact of changes in own credit spreads based upon observations of the secondary bond market spreads when measuring the fair value for borrowings. For OTC derivatives, the impact of changes in both the Group's and the counterparty's credit rating is considered when measuring fair value. In determining the expected exposure, the Group and Company

simulate the distribution of the future exposure to a counterparty, then apply market-based default probabilities to the future exposure, leveraging external third-party CDS spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilised. The Group also considers collateral held and legally enforceable master netting agreements that mitigate its exposure to each counterparty.

The Group incorporates Funding Valuation Adjustment ("FVA") into the fair value measurements of OTC uncollateralised or partially collateralised derivatives and in collateralised derivatives where the terms of the agreement do not permit the re-use of the collateral received. In general, the FVA reflects a market funding risk premium inherent in the noted derivative instruments. The methodology for measuring FVA leverages the Group and Company's existing credit-related valuation adjustment calculation methodologies, which apply to both assets and liabilities.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

The Group and Company may apply a concentration adjustment to certain of their OTC derivative portfolios to reflect the additional cost of closing out a particularly large risk exposure. Where possible, these adjustments are based on observable market information but in many instances significant judgement is required to estimate the costs of closing out concentrated risk exposures due to the lack of liquidity in the marketplace.

Valuation Process

VC within Finance is responsible for ensuring that the inventory carried at fair value in the Group and Company's financial statements and associated disclosures is presented in accordance with applicable accounting standards. VC is independent of the Business Units and reports to the Chief Financial Officer of

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

the Morgan Stanley Group ("CFO") globally and the EMEA CFO regionally, who have final authority over the valuation of the Group's inventory. VC implements valuation control processes designed to validate the fair value of the Group's financial instruments measured at fair value including those derived from pricing models.

Model Control: VC, in conjunction with Model Risk Management ("MRM"), which reports to the CRO, independently reviews valuation models. VC is responsible for reviewing that the model valuation methodology is appropriate, model inputs and valuations are consistent with accounting standards and an independent price verification can be performed. The Group and Company generally subject valuations and models to a review process initially and on a periodic basis thereafter.

Independent Price Verification: The Business Units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VC performs an independent review of the valuation in the books and records by determining the appropriateness of the inputs used by the Business Units and by testing compliance with the documented valuation methodologies approved in the model review process described above. External pricing data used to validate the valuation must meet minimum quality standards set by VC.

The results of this independent price verification and any adjustments made to the fair value generated by the Business Units are presented to management of the MSI Group's business segments (i.e. Institutional Securities and Investment Management), the Morgan Stanley CFO, the EMEA CFO regionally, and the CRO on a regular basis.

VC reviews the models and valuation methodology used to price new material Level 2 and Level 3 transactions and both Finance and MRM must approve the fair value of the trade that is initially recognised.

Gains and Losses on Inception

In the normal course of business, the fair value of a financial instrument on initial recognition is the transaction price (i.e. the fair value of the consideration given or received). In certain circumstances, however, the fair value will be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group and Company recognises a gain or loss on inception of the transaction.

When the use of unobservable market data has a significant impact on determining fair value at the inception of the transaction, the entire initial gain or loss indicated by the valuation technique as at the transaction date is not recognised immediately in the consolidated income statement but is deferred and recognised over the life of the instrument or is recognised instead when the market data becomes observable or on maturity or disposal of the instrument.

For further information, see note 30(e).

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain of the Group and Company's assets and liabilities may be measured at fair value on a non-recurring basis. The Group and Company incur losses or gains for any adjustments of these assets or liabilities to fair value.

For assets and liabilities measured at fair value on a non-recurring basis, fair value is determined by using various valuation approaches. The same hierarchy for inputs as described above, which requires that the observable inputs be used when available, is used in measuring fair value for these items.

e.   Modification and derecognition of financial assets and liabilities

The Group and Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risk and rewards of ownership of the asset.

If the asset has been transferred, and the Group and Company neither transfers nor retains substantially all of the risks and rewards of the asset, then the Group and Company determines whether it has retained control of the asset.

If the Group and Company has retained control of the asset, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset. If the Group and Company has not retained control of the asset, it derecognises the asset and separately

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

recognises any rights or obligations created or retained in the transfer.

The renegotiation or modification of the contractual cash flows of a financial instrument can lead to derecognition where the modification is "substantial", determined by qualitative assessment of whether the revised contractual terms of a financial instrument, such as a loan, are significantly different from those of the original financial instrument. In the event that the qualitative assessment is unclear, a quantitative 10% cash flow test is performed.

Where modifications do not result in derecognition of the financial instrument, the gross carrying amount of the financial instrument is recalculated and a modification gain/(loss) is recognised in the income statement.

Upon derecognition of a financial asset, the difference between the previous carrying amount and the sum of any consideration received, together with the transfer of any cumulative gain/ loss previously recognised in equity, are recognised in the income statement within 'Net gains/(losses) on derecognition of financial assets measured at amortised cost and FVOCI', and within 'Net gains/(losses) from financial instruments at fair value through profit or loss' for financial assets which are measured at FVPL.

The Group and Company derecognises financial liabilities when the Group's obligations are discharged or cancelled or when they expire.

f.   Impairment of Financial Instruments

The Group and Company recognises ECL for the following financial instruments that are not measured at FVPL:

- financial assets measured at amortised cost;

- loan commitments, except those that can be net settled in cash or with another financial instrument; and

- financial guarantees.

Measurement of ECL

The Group and Company applies a three stage approach to measuring ECLs based on the change in credit risk since initial recognition:

- *Stage 1:* if the credit risk of the financial instrument at the reporting date has not increased significantly since initial recognition, then the loss allowance is calculated as the lifetime cash shortfalls that will result if a default occurs in the next 12 months, weighted by the probability of that default occurring.

- *Stage 2:* if there has been a significant increase in credit risk ("SICR") since initial recognition, the loss allowance is calculated as the ECL over the remaining life of the financial instrument. If it is subsequently determined that there has no longer been a SICR since initial recognition, then the loss allowance reverts to reflecting 12 month expected losses.

- *Stage 3:* if there has been a SICR since initial recognition and the financial instrument is deemed credit-impaired (see below for definition of credit-impaired), the loss allowance is calculated as the ECL over the remaining life of the financial instrument. If it is subsequently determined that there has no longer been a SICR since initial recognition, then the loss allowance reverts to reflecting 12 month expected losses.

Notwithstanding the above, for trade receivables a lifetime ECL is always calculated, without considering whether a SICR has occurred.

Assessment of SICR

When assessing SICR, the Group considers both quantitative and qualitative information and analysis based on the Group and Company's historical experience and expert credit risk assessment, including forward-looking information.

The determination of a SICR is generally based on changes in the probability of default ("PD"), in conjunction with a rebuttable presumption that a SICR has occurred if a financial asset is more than 30 days past due.

Calculation of ECL

ECL is calculated using three main components:

- *PD:* for accounting purposes, the 12 month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and over the remaining lifetime of the financial instrument respectively, based on conditions existing at the balance sheet date and future economic conditions.

- *Loss given default ("LGD"):* the LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, including the expected

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

value of the collateral when realised and the time value of money.

- *Exposure at default ("EAD"):* this represents the expected EAD, taking into account the expected repayment of principal and interest from the balance sheet date to the date of default event together with any expected drawdowns of the facility over that period.

These parameters are generally derived from internally developed statistical models, incorporating historical, current and forward-looking macro-economic data and country risk expert judgement. The macro-economic scenarios are reviewed quarterly.

The 12 month ECL is equal to the sum over the next 12 months of quarterly PD multiplied by LGD and EAD, with such expected losses being discounted at the effective interest rate. Lifetime ECL is calculated using the discounted present value of total quarterly PDs multiplied by LGD and EAD, over the full remaining life of the facility.

When measuring ECLs, the Group and Company consider multiple scenarios, except where practical expedients are used to determine ECL. Practical expedients are used where they are consistent with the principles described above.

ECL on certain trade receivables are calculated using a 'matrix' approach which reflects the previous history of credit losses on these financial assets, applying different provision levels based on the age of the receivable. The simplified ECL approach is applied to Trade receivables where a lifetime ECL is always calculated. Alternatively where there is a history of no credit losses, and where this is expected to persist into the future for structural or other reasons, such as collateral or other credit enhancement, it may be determined that the ECL for a financial instrument is *de minimis* (highly immaterial) and it may not be necessary to recognise the ECL.

The Group and Company measure ECL on an individual asset basis and has no purchased or originated credit-impaired financial assets.

Presentation of ECL

ECL is recognised in the consolidated income statement within 'Net impairment loss on financial instruments'.

Credit-impaired Financial Instruments

In assessing the impairment of financial instruments under the ECL model, the Group and Company define credit-impaired financial instruments in accordance with the Credit Risk Management Department's policies and procedures. A financial instrument is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred..

Definition of Default

In assessing the impairment of financial instruments under the ECL model, the Group and Company defines default in accordance with the Credit Risk Management Department's policies and procedures. This considers whether the borrower is unlikely to pay its credit obligations to the Group or Company in full and takes into account qualitative indicators, such as breaches of covenants. The definition of default also includes a presumption that a financial asset which is more than 90 days past due has defaulted.

Write-offs

Loans and debt securities are written off (either partially or in full) when they are deemed uncollectible. Financial assets that are written off could still be subject to enforcement activities for recoveries of amounts due.

g.   Revenue Recognition

Revenues are recognised when the promised goods or services are delivered to the Group's customers, in an amount that is based on the consideration the Group expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

Investment Banking

Revenue from investment banking activities consists of revenues earned from underwriting primarily equity and fixed income securities and advisory fees for mergers, acquisitions, restructuring and advisory assignments.

Underwriting revenues are generally recognised on trade date, if there is no uncertainty or contingency related to the amount to be paid. Underwriting costs are deferred and recognised when the related underwriting revenues are recorded.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Advisory fees are recognised over time based on estimated progress of work as advice is provided to the client and is not probable of a significant reversal. Advisory expenses are recognised as incurred, including when reimbursed.

Fee and Commission Income

Fee and commission income results from transaction-based arrangements in which the client is charged a fee for the execution of transactions. Such revenues primarily arise from transactions in equity securities; services related to sales and trading activities; futures, insurance products and options. Fee and commission income is recognised on trade date when the performance obligation is satisfied.

Fee and commission income in the consolidated income statement includes investment management fees, sales commissions, placement fees, advisory fees and syndication fees when the performance obligation is satisfied.

h.   Fees and Commission Expense

Fees and commission expense in the consolidated income statement include transaction and service fees. Amounts are recognised as the related services are received.

i.   Income Tax

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is calculated based on taxable profit for the year. Taxable profit may differ from profit/(loss) before taxation as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Taxable profit is also adjusted if it is considered that it is not probable that a taxation authority will accept an uncertain tax treatment. The Group and Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Current tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the current tax is also recorded within other comprehensive income or equity respectively.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probably that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group and Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and limited to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is reflected within other comprehensive income or equity, respectively.

Current tax assets are offset against current tax liabilities when there is a legally enforceable right to set off current tax assets against current tax liabilities and the Group or Company intends to settle its current tax assets and current tax liabilities on a net basis or to realise the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and current tax liabilities on a net basis.

The income tax effect of distributions are recognised in the consolidated income statement, other comprehensive income or equity dependent on where those past transactions that generated the distributable

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

profits were recognised. The income tax effect of coupons of AT1 instruments accounted for as distributions are recognised in the consolidated income statement.

The Group and Company is subject to the OECD Pillar Two Model Rules legislation that is effective from 1 January 2024. The Group and Company has applied the mandatory exception to deferred tax recognition and disclosure as provided in the amendments to IAS 12: International Tax Reform - Pillar Two Model Rules.

j.   Provisions, contingent liabilities and commitments

Provisions are recognised when the Group or Company has an identified present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle that obligation and when a reliable estimate can be made of the amount of the obligation.

A contingent liability is a possible obligation, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group and Company or a present obligation that arises from past events but is not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured.

A commitment is any legal obligation to potentially make or receive cash payments or transfer cash.

k.   Offsetting of Financial Assets and Financial Liabilities

Where there is a current legally enforceable right to set off the recognised amounts and an intention to either settle on a net basis or to realise the asset and the liability simultaneously, financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position. In the absence of such conditions, financial assets and financial liabilities are presented on a gross basis.

l.   Employee Compensation Plans

Equity-settled Share-based Compensation Plans

Morgan Stanley issues awards in the form of restricted stock units ("RSUs") to employees of the Morgan Stanley Group for services rendered to the Group and Company. Awards are equity-settled and the cost of the equity-based transactions with employees is measured based on the fair value of the equity instruments at grant date. The fair value of RSUs is based on the market price of Morgan Stanley common stock, measured as the volume-weighted average price on the date of grant ("VWAP"). The fair value of RSUs not entitled to dividends until conversion is measured at VWAP reduced by the present value of dividends expected to be paid on the underlying shares prior to the scheduled conversion date.

Awards generally contain clawback and cancellation provisions.

The Group and Company recognise compensation costs over the relevant vesting period for each separately vesting portion of the award. An estimation of awards that will be forfeited prior to vesting due to the failure to satisfy service conditions is considered in calculating the total compensation cost to be amortised over the relevant vesting period.

Under Morgan Stanley Group chargeback agreements, the Group and Company pay Morgan Stanley for the procurement of shares. The Group and Company pay Morgan Stanley the grant date fair value.

Share based compensation expense is recorded within 'Operating expense' in the consolidated income statement.

m.   Post-employment Benefits

The Group and Company operates defined contribution and defined benefit post-employment plans.

Contributions due in relation to defined contribution post-employment plans are recognised in 'Direct staff costs' within 'Operating expense' in the consolidated income statement when payable.

For the Group's and Company's defined benefit post-employment plans, the plan obligations are measured on an actuarial basis in accordance with the advice of an independent qualified actuary using the projected unit credit method and discounted at a rate that reflects the estimated settlement of the post-employment benefit obligations. Plan assets are measured at their fair value at the reporting date. For each

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

defined benefit plan, a surplus or deficit of plan assets over liabilities is recognised in the consolidated and the Company statement of financial position as an asset or a liability respectively. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the measurement of the resulting defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The current service costs and any past service costs together with the net interest on the net defined benefit obligation/asset is charged to 'Direct Staff costs' within 'Operating expense' in the consolidated income statement. Remeasurements that arise in calculating the Group and Company's obligation in respect of a plan are recognised in other comprehensive income, in the period in which they occur.

The Group and Company participate in a defined benefit plan operated by another Morgan Stanley affiliate. The Group and Company recognise recharges for the net defined benefit cost of the plan as a whole under inter-affiliate contractual agreements.

Details of the plans are given in note 33 to the financial statements.

n. Combination of Businesses Under Common Control

Business combinations under common control, where all combining entities or businesses are ultimately controlled by the same party both before and after the business combination, are accounted for using the predecessor values method of accounting. This involves recognising non-financial assets and liabilities of the acquired business at the predecessors' book value, without any change to reflect fair value of those assets and liabilities, and financial assets and liabilities of the acquired business at fair value. Any difference between the cost of acquisition and the carrying value of the assets and liabilities as of the date of the transfer is recorded as an adjustment to equity within 'Retained earnings'.

Post-acquisition, income received and expenses incurred by the business or businesses acquired are included in the consolidated income statement.

A non-controlling interest is recognised by the Group in respect of any portion of the total assets less total liabilities of an acquired entity or entities that is not owned by the Group.

When subsidiaries or businesses are sold or transferred to another entity under common control, any difference between the consideration received and the aggregate book value of the assets and liabilities of the disposed subsidiary or business is recorded in the consolidated income statement within 'Net gains/(losses) on investments in subsidiaries, associates and joint ventures'. Where the consideration for the transfer is received in the form of shares, these are recorded at the aggregate book value of the assets and liabilities disposed of.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

4. NET GAINS FROM FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

in $ millions	2025	2024
Assets and liabilities held for trading	11,390	6,820
Non-trading financial assets at FVPL		
Secured financing	328	370
Investment securities	3	29
Trade and other receivables - prepaid OTC contracts	55	76
Total non-trading financial assets at FVPL	**386**	**475**
Financial liabilities designated at FVPL		
Secured borrowing	(928)	(733)
Trade and other payables - prepaid OTC contracts	(111)	(92)
Debt and other borrowings - issued structured notes	(2,535)	488
Total financial liabilities designated at FVPL	**(3,574)**	**(337)**
Net gains from financial instruments at fair value through profit or loss	**8,202**	**6,958**

Non-trading financial assets at FVPL and financial liabilities designated at FVPL are frequently economically hedged with trading financial instruments. Accordingly, gains or losses that are reported in net income from other financial instruments held at fair value can be partially offset by gains or losses reported in 'Assets and liabilities held for trading'.

5. FEE AND COMMISSION INCOME

in $ millions	2025	2024
Investment banking[1]	1,221	938
Commission income	991	834
Trust and other fiduciary activities	184	149
Other fee and commission income	425	360
Total fee and commission income	**2,821**	**2,281**
Of which, revenue from contracts with customers	*3,027*	*2,491*

(1) Includes advisory and underwriting revenues

Total fee and commission income is stated after the net transfer of revenues totalling $206 million (2024: $210 million) to other Morgan Stanley Group undertakings. These transfers are in accordance with the Morgan Stanley Group Global Transfer Pricing Policy, and do not relate to revenue from contracts with customers (refer to note 34).

6. INTEREST INCOME AND INTEREST EXPENSE

The table below presents interest income and expense by accounting classification. Interest income and expense is calculated using the effective interest rate method for financial assets and financial liabilities measured at amortised cost.

in $ millions	2025	2024
Financial assets measured at amortised cost	**3,976**	**4,123**
Net interest from trading financial instruments	544	411
Non-trading financial assets at FVPL	7,561	8,163
Financial assets measured at FVPL	**8,105**	**8,574**
Total interest income	**12,081**	**12,697**
Of which, negative interest income	*(95)*	*(118)*
Financial liabilities measured at amortised cost	8,295	8,763
Financial liabilities designated at FVPL	5,504	5,622
Total interest expense	**13,799**	**14,385**
Of which, positive interest expense	*(189)*	*(135)*

'Interest income' includes fees paid on securities borrowed transactions recognised as negative interest income. 'Interest expense' includes fees received on securities loaned and fees from prime brokerage customers for stock loan transactions incurred to cover customers' short positions recognised as positive interest expense.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

7. OPERATING EXPENSE

in $ millions	2025	2024
Direct staff costs	1,461	1,200
Management charges from other Morgan Stanley Group undertakings relating to staff costs	683	604
Staff-related expenses	**2,144**	**1,804**
Management charges from other Morgan Stanley Group undertakings relating to other services	1,644	1,491
Brokerage fees	1,356	994
Administration and corporate services	110	101
Professional services	225	127
UK Bank Levy	79	51
Other taxes	954	710
Commission and other similar arrangements	287	255
Auditor's remuneration:		
Fees payable to the Company's auditor and its associates for the audit of the Company's annual financial statements	4	3
Fees payable to the Company's auditor and its associates for other services to the Group [1]	3	2
Other	95	79
Non-staff related expenses	**4,757**	**3,813**
Total operating expense	**6,901**	**5,617**

(1) Fees payable to the Company's auditor for other services in 2025 comprise $49 thousand for the audit of the Company's subsidiaries (2024: $44 thousand) and $2.7 million for other assurance services (2024: $1.7 million).

The Group employs staff directly and also uses the services of staff who are employed by other Morgan Stanley Group undertakings.

Further information regarding employee compensation plans is provided in note 32.

The average number of employees of the Group, including Directors, is analysed below:

	Number	
	2025	2024
Institutional Securities and Investment Management	2,060	2,006
Support services	89	86
	2,149	**2,092**

Direct staff costs, including the Directors, are analysed below:

in $ millions	2025	2024
Wages and salaries	1,206	1,007
Social security costs	220	161
Pension costs	35	32
	1,461	**1,200**

The Group incurs management charges in respect of Directors' qualifying services provided by employees of other Morgan Stanley Group undertakings, included within 'Management charges from other Morgan Stanley Group undertakings relating to staff costs'.

The amount of remuneration received by Directors in respect of their qualifying services to the Group is disclosed in note 34.

8. INCOME TAX

in $ millions	2025	2024
Current tax		
UK corporation tax charge		
-current year	585	445
-prior year	3	(20)
Double taxation relief		
-current year	(237)	(191)
Overseas tax		
-current year	325	294
-prior year	—	1
Total Current tax	**676**	**529**
Deferred tax (benefit)/ expense		
Current year	(8)	5
Total Deferred tax	**(8)**	**5**
Income tax expense	**668**	**534**

Reconciliation of Effective Tax Rate

The Group's effective tax rate is sensitive to the geographic mix of profits and tax rates in non UK jurisdictions (including the net effect of foreign withholding taxes suffered by the Group), the additional 3% UK banking surcharge, as well as the non-deductibility of certain expenses for tax purposes.

The current year income tax expense is lower (2024: lower) than that resulting from applying the average standard rate of corporation tax for banking companies in the UK for the year. The main differences are set out in the reconciliation below:

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions	2025	2024
Profit before income tax	2,422	1,959
Income tax expense using the average standard rate of corporation tax for banking companies in the UK of 28% (2024: 28%)	678	549
Impact on tax of:		
Tax-deductible coupons on Additional Tier 1 capital instruments	(83)	(83)
Non-deductible UK Bank Levy	22	14
Other expenses:		
Other permanent differences	12	6
Movement in tax reserve	—	1
Effect of tax rates different to the consolidation rate	(7)	(6)
Net effect of foreign withholding taxes	60	79
Tax under/ (over) provided in prior years	3	(19)
Tax exempt income	(17)	(7)
Total income tax expense in the consolidated income statement	**668**	**534**

The Group has a policy in place of surrendering tax-deductible losses ('group relief') to other members of the Morgan Stanley UK tax group (which consists of entities within the Group and the wider Morgan Stanley Group). The surrenders are for no cash consideration except for certain entities surrendering to the Company, where the cash consideration is equal to the amount of tax relief received.

Within the Group, a number of subsidiary companies generated tax-deductible losses that were surrendered both inside and outside the Group in the current and prior years.

In addition to the amount charged to the consolidated income statement, the aggregate amount of current and deferred tax relating to each component of other comprehensive income was as follows:

in $ millions	2025 Before tax	Tax charge [1]	Net of tax
Pension reserve:			
Remeasurement of net defined benefit liability	1	—	1
Foreign currency translation reserve:			
Foreign currency translation differences on foreign operations	32	—	32
Debt valuation reserve:			
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	(184)	51	(133)
Other comprehensive income	**(151)**	**51**	**(100)**

[1] The tax charge includes a $nil million charge in relation to the impact of change in deferred tax rate

in $ millions	2024 Before tax	Tax charge [1]	Net of tax
Pension reserve:			
Remeasurement of net defined benefit liability	(1)	—	(1)
Foreign currency translation reserve:			
Foreign currency translation differences on foreign operations	(75)	—	(75)
Debt valuation reserve:			
Changes in fair value attributable to own credit risk on financial liabilities designated at fair value	(94)	24	(70)
Other comprehensive income	**(170)**	**24**	**(146)**

[1] The tax charge includes a $nil million charge in relation to the impact of change in deferred tax rate

In addition to the amount charged to the consolidated income statement and the consolidated statement of comprehensive income, a $75 million benefit (2024: $47 million benefit) in relation to tax on share based payments and other miscellaneous items is recognised directly in the consolidated statement of changes in equity.

The Group has no current tax exposure in relation to the OECD Pillar Two Model Rules.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

9. FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY MEASUREMENT CATEGORY

The following table analyses financial assets and financial liabilities presented in the Group's consolidated statement of financial position and the Company's statement of financial position by the IFRS 9 classifications as at 31 December 2025 and 31 December 2024.

2025		Group				Company		
in $ millions	FVPL	FVPL designated	Amortised cost	Total	FVPL	FVPL designated	Amortised cost	Total
Cash and short term deposits	—	—	18,976	**18,976**	—	—	18,533	**18,533**
Trading financial assets	415,802	—	—	**415,802**	415,723	—	—	**415,723**
Secured financing:								
Cash collateral on securities borrowed	23,152	—	—	**23,152**	23,152	—	—	**23,152**
Securities purchased under agreements to resell	103,683	—	—	**103,683**	103,683	—	—	**103,683**
Other secured financing	11,034	—	—	**11,034**	11,034	—	—	**11,034**
Loans and advances	9	—	109	**118**	9	—	22	**31**
Investment securities	13	—	—	**13**	12	—	—	**12**
Trade and other receivables	142	—	94,956	**95,098**	142	—	95,192	**95,334**
Total financial assets	**553,835**	**—**	**114,041**	**667,876**	**553,755**	**—**	**113,747**	**667,502**
Bank loans and overdrafts	—	—	1	**1**	—	—	1	**1**
Trading financial liabilities	337,224	—	—	**337,224**	337,224	—	—	**337,224**
Secured borrowings:								
Cash collateral on securities loaned	—	26,923	17,150	**44,073**	—	26,923	17,150	**44,073**
Securities sold under agreements to repurchase	—	26,255	38,114	**64,369**	—	26,255	38,114	**64,369**
Other financial liabilities	—	21,559	4,737	**26,296**	—	21,559	4,658	**26,217**
Trade and other payables	—	248	91,771	**92,019**	—	248	91,773	**92,021**
Debt and other borrowings	—	21,702	41,423	**63,125**	—	21,702	41,396	**63,098**
Subordinated debt	—	—	15,626	**15,626**	—	—	15,626	**15,626**
Total financial liabilities	**337,224**	**96,687**	**208,822**	**642,733**	**337,224**	**96,687**	**208,718**	**642,629**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

	Group				Company			
2024 in $ millions	FVPL	FVPL designated	Amortised cost	Total	FVPL	FVPL designated	Amortised cost	Total
Cash and short term deposits	—	—	16,711	**16,711**	—	—	16,336	**16,336**
Trading financial assets	369,853	—	—	**369,853**	369,629	—	—	**369,629**
Secured financing:								
Cash collateral on securities borrowed	13,161	—	—	**13,161**	13,161	—	—	**13,161**
Securities purchased under agreements to resell	89,833	—	—	**89,833**	89,833	—	—	**89,833**
Other secured financing	12,459	—	—	**12,459**	12,459	—	—	**12,459**
Loans and advances	7	—	76	**83**	7	—	33	**40**
Investment securities	27	—	—	**27**	26	—	—	**26**
Trade and other receivables	559	—	74,578	**75,137**	559	—	74,762	**75,321**
Total financial assets	**485,899**	**—**	**91,365**	**577,264**	**485,674**	**—**	**91,131**	**576,805**
Bank loans and overdrafts	—	—	2	**2**	—	—	2	**2**
Trading financial liabilities	319,056	—	—	**319,056**	319,056	—	—	**319,056**
Secured borrowings:								
Cash collateral on securities loaned	—	20,688	6,852	**27,540**	—	20,688	6,852	**27,540**
Securities sold under agreements to repurchase	—	19,198	26,804	**46,002**	—	19,198	26,804	**46,002**
Other financial liabilities	—	26,851	4,674	**31,525**	—	26,851	4,449	**31,300**
Trade and other payables	—	348	77,554	**77,902**	—	348	77,563	**77,911**
Debt and other borrowings	—	16,014	23,509	**39,523**	—	16,014	23,523	**39,537**
Subordinated debt	—	—	11,798	**11,798**	—	—	11,798	**11,798**
Total financial liabilities	**319,056**	**83,099**	**151,193**	**553,348**	**319,056**	**83,099**	**150,991**	**553,146**

9.1 Financial Liabilities Designated at FVPL

Cash collateral on securities loaned and securities sold under agreements to repurchase: These balances are classified as 'Designated at FVPL' where the financial liability forms part of a group of financial assets or financial liabilities or both, which are managed, evaluated and reported internally on a fair value basis; otherwise, they are classified as 'Financial liabilities at amortised cost'.

Other financial liabilities: Liabilities arising as a result of continuing recognition of certain financial assets and the simultaneous recognition of an associated financial liability. These financial liabilities arising from continuing recognition of certain financial assets are designated at FVPL in order to eliminate or significantly reduce an accounting mismatch which would otherwise arise or, where the financial liabilities form a part of a group of financial assets and financial liabilities which are managed, evaluated and reported internally on a fair value basis.

Prepaid OTC contracts (included in 'Trade and other payables'): The risk on these financial instruments, is primarily hedged using trading financial instruments including equity securities and interest rate swaps. Prepaid contract liabilities are designated at FVPL as they form part of a group of financial assets and liabilities which are managed, evaluated and reported internally on a fair value basis.

Issued structured notes (included in 'Debt and other borrowings'): These relate to financial liabilities which arise from selling structured

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

products, generally in the form of notes or certificates. The structured notes are designated at FVPL as the risks to which the Group is a contractual party are risk-managed on a fair value basis as part of the Group's trading portfolio and the risk is reported to key management personnel on this basis. Refer to note 16 for more information.

The cumulative change in fair value recognised through other comprehensive income attributable to own credit risk for financial liabilities designated at FVPL at 31 December 2025 is a loss of $692 million (2024: loss of $512 million). During the year, a loss of $2 million (2024: loss of $8 million) was realised as a result of the derecognition of such financial liabilities and was transferred from the 'Debt valuation adjustment reserve' to 'Retained earnings'.

The Group determines the amount of changes in fair value attributable to changes in counterparty credit risk or own credit risk, as relating to

financial liabilities designated at FVPL, by first determining the fair value including the impact of counterparty credit or own credit risk, and then deducting those changes in fair value representing managed market risk. In determining fair value, the Group considers the impact of changes in own credit spreads based upon observations of the secondary bond market spreads when measuring the fair value for issued structured notes. The Group considers that this approach most faithfully represents the amount of change in fair value due to both counterparty credit risk and the Group's own credit risk.

The carrying amount of financial liabilities designated at FVPL for which the effect of changes in those liabilities' credit risk is presented within other comprehensive income was $987 million lower than the contractual amount due at maturity (2024: $781 million lower).

10. TRADING FINANCIAL ASSETS AND LIABILITIES

Group	2025		2024	
in $ millions	Assets	Liabilities	Assets	Liabilities
Government debt securities	14,546	6,472	12,176	6,164
Corporate and other debt	12,473	4,032	7,905	2,672
Corporate equities	109,316	38,214	68,566	24,902
Derivatives (see note 11)	279,467	288,506	281,206	285,318
	415,802	**337,224**	**369,853**	**319,056**

Company	2025		2024	
in $ millions	Assets	Liabilities	Assets	Liabilities
Government debt securities	14,546	6,472	12,176	6,164
Corporate and other debt	12,394	4,032	7,681	2,672
Corporate equities	109,316	38,214	68,566	24,902
Derivatives (see note 11)	279,467	288,506	281,206	285,318
	415,723	**337,224**	**369,629**	**319,056**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

11. DERIVATIVES

Group	2025				2024			
in $ millions	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total
Derivative assets:								
Interest rate contracts	69,356	272	—	**69,628**	70,787	23	8	**70,818**
Credit contracts	10,125	2,036	—	**12,161**	8,963	1,522	—	**10,485**
Foreign exchange and gold contracts	107,746	4,354	—	**112,100**	133,536	4,425	—	**137,961**
Equity contracts	66,172	—	11,330	**77,502**	49,622	—	7,658	**57,280**
Commodity contracts	7,272	—	804	**8,076**	4,193	—	469	**4,662**
	260,671	**6,662**	**12,134**	**279,467**	**267,101**	**5,970**	**8,135**	**281,206**
Derivative liabilities:								
Interest rate contracts	66,133	92	5	**66,230**	71,659	37	14	**71,710**
Credit contracts	9,944	1,927	—	**11,871**	8,295	1,634	—	**9,929**
Foreign exchange and gold contracts	106,747	4,268	8	**111,023**	132,847	4,090	10	**136,947**
Equity contracts	82,568	—	8,508	**91,076**	55,618	—	6,282	**61,900**
Commodity contracts	7,570	—	736	**8,306**	4,359	—	473	**4,832**
	272,962	**6,287**	**9,257**	**288,506**	**272,778**	**5,761**	**6,779**	**285,318**

Company	2025				2024			
in $ millions	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total	Bilateral OTC	Cleared OTC	Listed derivative contracts	Total
Derivative assets:								
Interest rate contracts	69,356	272	—	**69,628**	70,787	23	8	**70,818**
Credit contracts	10,125	2,036	—	**12,161**	8,963	1,522	—	**10,485**
Foreign exchange and gold contracts	107,746	4,354	—	**112,100**	133,536	4,425	—	**137,961**
Equity contracts	66,172	—	11,330	**77,502**	49,622	—	7,658	**57,280**
Commodity contracts	7,272	—	804	**8,076**	4,193	—	469	**4,662**
	260,671	**6,662**	**12,134**	**279,467**	**267,101**	**5,970**	**8,135**	**281,206**
Derivative liabilities:								
Interest rate contracts	66,133	92	5	**66,230**	71,659	37	14	**71,710**
Credit contracts	9,944	1,927	—	**11,871**	8,295	1,634	—	**9,929**
Foreign exchange and gold contracts	106,747	4,268	8	**111,023**	132,847	4,090	10	**136,947**
Equity contracts	82,568	—	8,508	**91,076**	55,618	—	6,282	**61,900**
Commodity contracts	7,570	—	736	**8,306**	4,359	—	473	**4,832**
	272,962	**6,287**	**9,257**	**288,506**	**272,778**	**5,761**	**6,779**	**285,318**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

12. TRADE AND OTHER RECEIVABLES

in $ millions	Group		Company	
	2025	2024	2025	2024
Trade and other receivables (amortised cost)				
Trade receivables:				
Contracts with customers	255	162	255	162
Due from other Morgan Stanley Group undertakings	48,566	36,017	49,034	36,378
Trading receivables	41,502	34,622	41,395	34,536
Less: ECL	(9)	(44)	(9)	(44)
	90,314	**70,757**	**90,675**	**71,032**
Other receivables[(1)]:				
Held at exchanges	4,271	3,613	3,988	3,389
Due from other Morgan Stanley Group undertakings	363	202	524	335
Other amounts receivable	30	107	27	66
	4,664	**3,922**	**4,539**	**3,790**
	94,978	**74,679**	**95,214**	**74,822**
Trade and other receivables (FVPL)				
Prepaid OTC contracts	81	223	81	223
Other	61	336	61	336
	142	**559**	**142**	**559**
Total	**95,120**	**75,238**	**95,356**	**75,381**

(1) The ECL on these amounts is considered to be de-minimis as at 31 December 2025 and 31 December 2024.

13. INVESTMENT IN SUBSIDIARIES

Composition of the Group

Details of all subsidiary undertakings are provided in the Appendix, including changes in holdings of subsidiaries.

Company

in $ millions	2025	2024
Cost		
At 1 January	1,354	1,257
Capital Infusion	11	97
Disposals	(10)	—
Dissolution	—	—
At 31 December	**1,355**	**1,354**
Impairment Provisions		
At 1 January	(1,215)	(1,129)
Provisions made in the year	(21)	(86)
Disposals	10	—
At 31 December	**(1,226)**	**(1,215)**
Carrying Amount		
At 31 December	**129**	**139**

On 18 December 2025, the Directors approved a $11 million capital infusion into Morgan Stanley Longcross Limited, a direct subsidiary of the Company. The Company impaired its investment in this subsidiary by $11 million. This change had no impact to the Group.

Morgan Stanley Langton Limited is a 100% subsidiary of the Company and has 10 direct and indirect subsidiaries that were used for structured equity trades which all unwound by 2012. These subsidiaries are no longer actively trading externally. During August 2025, various capital actions and dividends have been made to simplify the structure under the Langton chain ahead of the legal closure of these entities. There is no impact to the Group as a result of these actions.

All subsidiaries are included in the Group's consolidated financial statements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

14. INTERESTS IN STRUCTURED ENTITIES

The Group is involved with various special purpose entities in the normal course of business. In most cases, these entities are deemed to be structured entities. The Group's interests in structured entities include certain debt and equity interests, commitments, guarantees, and derivative instruments.

The Group's involvement with structured entities arises primarily from:

- Loans made to, and investments in, structured entities that hold debt, equity, real estate or other assets;

- Interests purchased in connection with market-making activities and retained interests held as a result of securitisation activities, including re-securitisation transactions;

- Structuring of asset-repackaged notes designed to meet the investment objectives of clients; and

- Certain derivatives entered into with structured entities.

The risks associated with derivatives entered into with structured entities are essentially the same as similar derivatives with non-structured entity counterparties and are managed as part of the Company's overall derivative exposure.

The Group determines whether it controls, and therefore should consolidate, a structured entity upon its initial involvement with the structured entity and reassesses whether it should continue to consolidate on an ongoing basis, as long as it has any continuing involvement with the structured entity. Control is the ability to direct the activities of the entity which most significantly affect the returns of the entity and to determine the parties which benefit from these returns. Control can be exercised by a number of mechanisms, including the ability to direct the activities of the entity at the time of establishment, to manage the assets of the entity and to determine the time and method of its termination. The identification of control is based upon an analysis of the design of the structured entity, including the structured entity's structure and activities; assessment of the significance of the powers to make economic decisions which are held by the Group and its related parties and whether such powers may be used to affect its

investor returns; and consideration of the significance of direct and indirect interests in the structured entity which are held by the Group and its related parties.

14.1 Consolidated Structured Entities

The table below shows information about the structured entities which the Group consolidated. Consolidated structured entity assets and liabilities are presented after intercompany eliminations and include assets financed on a non-recourse basis.

Mortgage and asset-backed securitisations

in $ millions	31 December 2025	31 December 2024
Assets of structured entities	217	316
Liabilities of structured entities	—	224

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

14.2 Unconsolidated Structured Entities

The Group has interests in structured entities that the Group does not control and which are therefore not consolidated.

The table below shows certain non-consolidated structured entities in which the Group has an interest at 31 December 2025 and at 31 December 2024. The table includes all structured entities in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria. In addition the table includes structured entities sponsored by unrelated parties, as well as structured entities sponsored by the Group; an example of the Group's involvement with these structured entities is its secondary market-making activities.

The Group's maximum exposure to loss is dependent on the nature of the Group's interest in the structured entity and is limited to notional amounts of certain liquidity facilities, total return swaps, as well as the fair value of certain other derivatives and investments the Group has made in the structured entity. The reported exposure does not include the offsetting benefit of hedges, including total return swaps in relation to fund investments and other entities, or any reductions associated with the collateral held as part of a transaction with the structured entity or with any party to the structured entity. Where notional amounts are used to quantify the maximum exposure related to derivatives, such amounts do not reflect changes in fair value already recorded by the Group. Liabilities issued by structured entities generally are non-recourse to the Group.

in $ millions	Client intermed-iation	Mortgage and asset-backed securitis-ations	Collateral-ised debt obligations	Total
31 December 2025				
Assets of the structured entity	19,117	4,853	1,600	**25,570**
Maximum exposure to loss:				
Debt and equity interests	789	257	108	**1,154**
Derivative and other contracts	3,457	—	—	**3,457**
Total maximum exposure to loss	**4,246**	**257**	**108**	**4,611**
Carrying value of interests - assets[1]:				
Debt and equity interests	789	257	108	**1,154**
Derivative and other contracts	1,861	—	—	**1,861**
Total carrying value of exposure to loss - assets	**2,650**	**257**	**108**	**3,015**
Carrying value of interests - liabilities[1]:				
Debt and equity interests	1,348	—	—	**1,348**
Derivative and other contracts	745	—	—	**745**
Total carrying value of exposure to loss - liabilities	**2,093**	**—**	**—**	**2,093**
Additional interests in structured entities - Other[2]				**406**

(1) The carrying value of the interests in structured entities are recognised in the consolidated statement of financial position in Trading financial assets or Trading financial liabilities - derivatives or Trading financial liabilities - Corporate and other debt.

(2) Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific thresholds noted earlier.

Docusign Envelope ID: BA59E4BF-318C-4C2B-8930-022EF2CFE012

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions	Client intermed -iation	Mortgage and asset-backed securitis-ations	Collateral-ised debt obligations	Total
31 December 2024				
Assets of the structured entity	15,768	7,253	850	**23,871**
Maximum exposure to loss:				
Debt and equity interests	237	349	17	**603**
Derivative and other contracts	3,347	—	—	**3,347**
Total maximum exposure to loss	**3,584**	**349**	**17**	**3,950**
Carrying value of interests - assets[1]:				
Debt and equity interests	237	349	17	**603**
Derivative and other contracts	1,609	—	—	**1,609**
Total carrying value of exposure to loss - assets	**1,846**	**349**	**17**	**2,212**
Carrying value of interests - liabilities[1]:				
Debt and equity interests	1,335	—	—	**1,335**
Derivative and other contracts	420	—	—	**420**
Total carrying value of exposure to loss - liabilities	**1,755**	—	—	**1,755**
Additional interests in structured entities - Other[2]				397

(1) The carrying value of the interests in structured entities are recognised in the consolidated statement of financial position in Trading financial assets or Trading financial liabilities - derivatives or Trading financial liabilities - Corporate and other debt.

(2) Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific thresholds noted earlier.

Client intermediation transactions represent a range of transactions designed to provide investors with returns based on the returns of underlying securities, referenced assets or indexes. The Group's involvement in these transactions is to act as the intermediary between the Structured Entity and the client, generally either through a derivative or by intermediating financing.

Securitisation transactions generally involve structured entities. Primarily as a result of its secondary market-making activities, the Group owned additional securities issued by securitisation structured entities for which the maximum exposure to loss is less than the specific threshold noted earlier.

Collateralised Debt Obligations ("CDOs") are structured entities that purchase a pool of assets consisting of corporate loans ("collateralised loan obligations"), corporate bonds, Asset-backed Securities ("ABS") or synthetic exposures on similar assets through derivatives, and issue multiple tranches of debt and equity securities to investors. Although not obligated, the Group generally makes a market in the securities issued by structured entities in these transactions and may retain unsold securities. These beneficial interests are included in 'Trading financial assets' and are measured at fair value.

The Group's primary risk exposure is to the securities issued by the structured entity owned by the Group, with the risk highest on the most subordinate class of beneficial interests. These securities generally are included in 'Trading financial assets – corporate and other debt'. The Group does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. The Group's maximum exposure to loss generally equals the fair value of the securities owned.

The Group has not provided financial support to, or otherwise agreed to be responsible for supporting financially, any unconsolidated structured entity.

14.3 Sponsored Unconsolidated Structured Entities

The Group considers itself the sponsor of certain non-consolidated structured entities where it was primarily involved in the establishment of a structured entity and where, additionally, the Group has been involved in the transfer of assets; servicer of the assets; ability to access the assets; marketing; managing activities; purchasing protection or providing explicit guarantees; when Morgan Stanley's name is

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

associated with the structured entity or where market participants may generally expect Morgan Stanley to be associated with the structured entity.

In some sponsored entities, the Group has been involved with the structured entity through establishing the structured entity, marketing of products associated with the structured entity in its own name, and / or through involvement in the design of the structured entity. The Group has no interest in or exposure to loss from these entities as at 31 December 2025 (2024: $nil).

During 2025, $483 million (2024: $2,287 million) of assets were transferred to sponsored structured entities. It is the investors in the structured entity, rather than the Group, that are exposed to the carrying value of assets transferred. The Group's exposure to the sponsored entities is limited to net amounts receivable from swap transactions with the entity and is not directly linked to the transferred assets themselves. The loss that the Group incurred in relation to transactions with sponsored entities during 2025 was $142 million (2024: loss of $144 million). Gains or losses are reported within 'Net gains from financial instruments at FVPL' in the consolidated income statement. The Group may hedge its exposure to these transactions and the gains or losses of this hedging activity are also presented within 'Net gains from financial instruments at FVPL', offsetting the gains or losses incurred.

15. TRADE AND OTHER PAYABLES

	Group		Company	
in $ millions	2025	2024	2025	2024
Trade and other payables (amortised cost)				
Trade payables	91,237	76,946	91,225	76,933
Other payables				
Due to other Morgan Stanley Group undertakings	1,035	1,054	1,202	1,210
Other amounts payable	92	69	82	60
Other taxation and social security	24	22	24	22
Accruals and Deferred Income	644	446	640	443
	93,032	**78,537**	**93,173**	**78,668**
Trade and other payables (designated at FVPL)				
Prepaid OTC contracts	248	348	248	348
	248	**348**	**248**	**348**
Total	**93,280**	**78,885**	**93,421**	**79,016**

16. DEBT AND OTHER BORROWINGS

	Group	
in $ millions	2025	2024
Debt and other borrowings (amortised cost)		
Other borrowings[1]	41,423	23,509
Debt and other borrowings (designated FVPL)		
Issued structured notes	21,702	16,014
Total	**63,125**	**39,523**

	Company	
in $ millions	2025	2024
Debt and other borrowings (amortised cost)		
Other borrowings[1]	41,396	23,523
Debt and other borrowings (designated FVPL)		
Issued structured notes	21,702	16,014
Total	**63,098**	**39,537**

(1) There is a floating charge over a pool of assets in favour of MSIUK to secure certain intercompany loans which MSIUK has provided to the Company and which are presented within 'Other borrowings'. The value of assets subject to this charge at 31 December 2025 was $41,015 million (2024: $23,363 million). The floating charge is limited to $34,148 million (2024: $18,138 million) being the amount of the funding received by MSI down the ownership chain into the Company.

MORGAN STANLEY & CO. INTERNATIONAL plc
NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2025

17. SUBORDINATED DEBT

in $ millions	Group/Company 2025	2024
Subordinated Debt (amortised cost)		
Subordinated debt	5,224	5,098
Senior subordinated debt	10,402	6,700
Total	**15,626**	**11,798**

(1)For 31 December 2025, the presentation of accrued interest is included within Subordinated debt and Senior Subordinated debt. For further details please refer to section f) Change in Presentation within note 1, Basis of Preparation.

The amounts subject to subordinated debt agreements are wholly repayable as shown below:

in $ millions			2025	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	11 August 2032	SOFR(1) plus 1.44%	31	1,400
MSIUK	13 June 2033	SOFR(1) plus 2.34%	91	2,500
MSIUK	15 December 2034	SOFR(1) plus 2.29%	3	1,200

in $ millions			2024	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	11 August 2032	SOFR[(1)] plus 1.44%	35	1,400
MSIUK	13 June 2033	SOFR[(1)] plus 2.34%	103	2,500
MSIUK	15 December 2034	SOFR[(1)] plus 2.29%	4	1,200

(1) Secured Overnight Financing Rate ("SOFR")

The amounts subject to senior subordinated debt agreements are wholly repayable as shown below:

in $ millions			2025	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	30 January 2027[(1)]	MS Proxy[(2)]	2	10,400

in $ millions			2024	
Counterparty	Repayment date	Interest rate	Accrued interest	Balance
MSIUK	30 January 2026[(1)]	MS Proxy[(2)]	—	6,700

(1) The repayment date can be extended for 395 days on each business day but no later than 49 years from utilisation date.
(2) Interest rate at which Morgan Stanley is offering loans, in the relevant currency, to members of the Morgan Stanley Group on such day, which counterparties have acknowledged and agreed to apply to any loan, acting on an arm's length basis.

The senior subordinated debt, including accrued interest, may be bailed in by the BOE in certain circumstances.

The Group has issued a total of $3,700 million in Senior Subordinated debt, with $1,000 million issued on 3 June 2025, $1,200 million on 27 June 2025 and $1,500 million on 30 October 2025.

The Group has not defaulted on principal, interest or breached any terms of its subordinated debt or senior subordinated debt during the year.

All amounts outstanding under subordinated debt agreements are repayable on the repayment date. Prepayment of Subordinated Debt instrument is at the Group's discretion from the contractual call option date. PRA consent is required prior to any repayment.

18. PROVISIONS AND CONTINGENT LIABILITIES

	Group/Company			
in $ millions	Property	Litigation	Taxes	Total
At 1 January 2025	2	87	2	**91**
Provisions utilised	—	(40)	—	**(40)**
Unused provisions reversed	—	(29)	(2)	**(31)**
Foreign exchange revaluation	—	6	—	**6**
At 31 December 2025	**2**	**24**	**—**	**26**

18.1 Litigation Matters

In addition to the matters described below, in the normal course of business, the Group has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the third-party entities that are, or would otherwise be, the primary defendants in such cases are bankrupt, in financial distress, or may not honour applicable indemnification obligations. These actions have included, but are not limited to, antitrust claims,

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

and matters arising from the Group's sales and trading businesses and activities in the capital markets.

The Group is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental or other regulatory agencies regarding the Group's business, and involving, among other matters, sales, trading, financing, prime brokerage, market-making activities, investment banking advisory services, capital markets activities, financial products or offerings sponsored, underwritten or sold by the Group, and tax, accounting, and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, disgorgement, restitution, forfeiture, injunctions, limitations on the Group's ability to conduct certain business, or other relief.

The Group contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Group can reliably estimate the amount of that loss, or the range of loss, the Group accrues an estimated loss by a charge to income, including with respect to certain of the individual proceedings or investigations described below.

The Group's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government or regulatory agency investigations and private litigation affecting global financial services firms, including the Group.

In many legal proceedings and investigations, it is inherently difficult to determine whether any loss is probable or more than remotely possible, or to estimate the amount of any loss. In addition, even where the Group has determined that a loss is probable or more than remotely possible, the Group may be unable to reliably estimate the amount of the loss or range of loss. It is particularly difficult to determine if a loss is probable or more than remotely possible, or to reliably estimate the amount of loss, where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, forfeiture, disgorgement or penalties. Numerous issues may need to be resolved in an investigation or proceeding before a determination can be made that a loss or

additional loss (or range of loss or range of additional loss) is probable or more than remotely possible, or to reliably estimate the amount of loss, including through potentially lengthy discovery or determination of important factual matters, determination of issues related to class certification, the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

The Group has identified below any individual proceedings or investigations where the Group believes a material economic outflow to be more than remotely possible. In certain legal proceedings, in which the Group has determined that a material economic outflow is more than remotely possible, the Group is unable to reliably estimate the loss or range of loss. There are other matters in which the Group has determined a loss or range of loss to be more than remotely possible, but the Group does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the Group's financial statements as a whole, although the outcome of such proceedings or investigations may significantly impact the Group's business or results of operations for any particular reporting period, or cause significant reputational harm.

The Group disclosure of the financial impact of litigation is made by individual matter, where material, except when it is not practicable or it is seriously prejudicial to do so.

While the Group has identified below certain proceedings or investigations that the Group believes to be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or more than remotely possible.

The Group and other financial institutions are responding to a number of governmental investigations and civil litigation matters related to allegations of anticompetitive conduct in various aspects of the financial services industry, including the matters described below.

Beginning in February of 2016, the Group and certain Morgan Stanley Group affiliates were named as a defendant in multiple purported antitrust class actions now consolidated into a single proceeding in the United States District

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Court for the Southern District of New York ("SDNY") styled *In Re: Interest Rate Swaps Antitrust Litigation*. Plaintiffs allege, inter alia, that the Group and certain Morgan Stanley Group affiliates, together with a number of other financial institution defendants, violated US and New York state antitrust laws from 2008 through December of 2016 in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for interest rate swaps trading. Complaints were filed both on behalf of a purported class of investors who purchased interest rate swaps from defendants, as well as on behalf of three operators of swap execution facilities that allegedly were thwarted by the defendants in their efforts to develop such platforms. The consolidated complaints seek, inter alia, certification of the investor class of plaintiffs and treble damages. On 28 July 2017, the court granted in part and denied in part the defendants' motion to dismiss the complaints. On 15 December 2023, the court denied the class plaintiffs' motion for class certification. On 29 December 2023, the class plaintiffs petitioned the United States Court of Appeals for the Second Circuit for leave to appeal that decision. On 28 February 2024, the parties reached an agreement in principle to settle the class claims. On 11 July 2024, the court granted preliminary approval of the settlement. On 17 July 2025, the court granted final approval of the settlement of the class claims. The claims brought by the three operators of swap execution facilities remain pending.

On 21 February 2025, the UK Competition and Markets Authority announced a settlement with the Company and Morgan Stanley, as well as other financial institutions, in connection with its investigation of suspected anti-competitive arrangements in the financial services sector, specifically regarding the Company and Morgan Stanley's activities concerning certain liquid fixed income products between 2009 and 2012. Separately, on 16 June 2023, the Company and a Morgan Stanley Group undertaking were named as defendants in a purported antitrust class action in the United States District Court for the SDNY styled *Oklahoma Firefighters Pension and Retirement System v. Deutsche Bank Aktiengesellschaft, et al.*, alleging, inter alia, that the Company and a Morgan Stanley Group undertaking, together with a number of other financial institution defendants, violated US antitrust laws in connection with their alleged

effort to fix prices of gilts traded in the United States between 2009 and 2013. The complaint seeks, inter alia, certification of the class of plaintiffs and treble damages. On 16 September 2024, the court granted defendants' joint motion to dismiss, and the complaint was dismissed without prejudice. The Company, the Morgan Stanley Group undertaking and certain other defendants have reached an agreement in principle to settle the US litigation. On 17 March 2025, the court granted preliminary approval of the settlement.

18.2 Tax Matters

The Group is responding to inquiries from authorities in relation to tax matters in various jurisdictions, including requests for information and documents.

The Group is responding to requests for information and documents from authorities in Germany related to the period 2006 to 2022, including from the Federal Tax Office and the Cologne Public Prosecutor, in relation to certain equities transactions over dividend record dates and related tax matters. The Group is cooperating with the relevant authorities.

In matters styled *Case number 15/3637* and *Case number 15/4353*, the Dutch Tax Authority ("Dutch Authority") challenged in the Dutch courts the prior set-off by a subsidiary undertaking of the Group of approximately €124 million (approximately $128 million) plus accrued interest of withholding tax credits against the subsidiary undertaking of the Group's corporation tax liabilities for the tax years 2007 to 2012. The Dutch Authority alleged that the subsidiary undertaking of the Group was not entitled to receive the withholding tax credits on the basis, inter alia, that the subsidiary undertaking of the Group did not hold legal title to certain securities subject to withholding tax on the relevant dates. On 26 April 2018, the District Court in Amsterdam issued a decision dismissing the Dutch Authority's claims with respect to certain of the tax years in dispute. On 12 May 2020, the Court of Appeal in Amsterdam granted the Dutch Authority's appeal in matters re-styled *Case number 18/00318* and *Case number 18/00319*. On 19 January 2024, the Dutch High Court granted the subsidiary undertaking of the Group's appeal in matters re-styled *Case number 20/01884* and referred the case to the Court of Appeal in The Hague. On 11 November 2024, the Morgan Stanley Group reached an

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

agreement to settle the Dutch Authority's challenges for the tax years 2007 to 2012, and made payment of the prior set-off amounts and interest indicated above. The case has been withdrawn.

On 22 June 2021, Dutch criminal authorities sought various documents in connection with an investigation of the subsidiary undertaking of the Group related to the civil claims asserted by the Dutch Authority concerning the accuracy of the subsidiary undertaking of the Group's tax returns for 2007 to 2012. On 30 September 2025, the Dutch Public Prosecutor served the subsidiary undertaking of the Group and the Group with indictments, bringing charges of filing false tax returns for 2007 to 2012. The matter was resolved on 27 November 2025, when the Dutch Public Prosecutor announced the imposition of penalty orders totalling €101 million (approximately $117 million) on the subsidiary undertaking of the Group and the Group, which amounts were paid in November 2025.

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions regarding the outcome of matters that are uncertain, including those relating to tax. The Group has reserves arising on a number of uncertain tax matters, for which management has made judgements and interpretations about the application of inherently complex tax laws when determining these reserves. Whilst a range of outcomes is foreseeable, management considers the amount reserved to be a reliable estimate of expected future liabilities after consideration of all pertinent facts.

Refer to accounting policy note 3(k) for more details on the Group's accounting policy on provisions. Tax provisions are included within Current tax liabilities. Refer to note 8 for further details.

19. DEFERRED TAX ASSETS AND LIABILITIES

Deferred taxes are calculated on all temporary differences under the liability method. The movement in the deferred tax account is as follows:

	Group		Company	
	2025	2024	2025	2024
in $ millions	Deferred tax asset/ (liability)	Deferred tax asset/ (liability)	Deferred tax asset/ (liability)	Deferred tax asset/ (liability)
At 1 January	288	231	287	230
Amount recognised in the consolidated income statement	7	(5)	7	(5)
Amount recognised in consolidated statement of other comprehensive income	51	24	51	24
Amount recognised directly in equity	48	38	48	38
At 31 December	**394**	**288**	**393**	**287**

For the purposes of presentation in the consolidated statement of financial position, certain deferred tax assets and liabilities have been offset in accordance with IAS 12.

The deferred tax included in the consolidated statement of financial position and changes recorded in 'Income tax expense' are detailed below:

in $ millions	Group		
2025	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Deferred compensation	202	(8)	(46)
Transitional adjustment	(3)	—	(1)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	194	—	(51)
Other temporary differences	1	—	—
	394	**(8)**	**(98)**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions	Group		
2024	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	148	8	(36)
Transitional adjustment	(4)	—	(2)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	143	—	(24)
Unrealised gains/ (losses)	—	(3)	—
	288	**5**	**(62)**

in $ millions	Company		
2025	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	—		
Deferred compensation	202	(8)	(46)
Transitional adjustment	(3)	—	(1)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	194	—	(51)
Unrealised gains/ (losses)	—	—	—
	393	**(8)**	**(98)**

in $ millions	Company		
2024	Deferred tax asset/ (liability)	Consolidated income statement	Other comprehensive income / Equity
Accelerated capital allowances	1	—	—
Deferred compensation	147	8	(36)
Transitional adjustment	(4)	—	(2)
Temporary differences arising in respect of changes in Group's and Company's own credit risk	143	—	(24)
Unrealised gains/ (losses)	—	(3)	—
	287	**5**	**(62)**

The UK blended statutory rate is 28% for the year, including an 3% corporation tax surcharge on the profits of banking companies.

The net deferred tax asset shown above has been recognised based on management's assessment that it is probable that the Group will have taxable profits against which the temporary differences can be utilised.

20. COMMITMENTS

At 31 December 2025 and 2024, the Group and Company had the following outstanding commitments arising from off-balance sheet financial instruments:

in $ millions	2025	2024
Commitments[1]		
Loan commitments	21	207
Guarantees	317	357
Unsettled securities purchased under agreements to resell[2]	59,283	47,788
Unsettled securities sold under agreements to repurchase[2]	47,827	36,467
Other commitments	13	16

(1) Certain loan commitments, forward starting securities sold under agreements to repurchase and guarantees are classified as financial instruments mandatorily at fair value through profit or loss or financial instruments designated at fair value through profit or loss in accordance with note 3(c)(i) and 3(c)(ii).
(2) Unsettled securities purchased under agreements to resell and sold under agreements to repurchase have a trade date at or prior to 31 December and settle after the year end. The amounts shown reflect the obligation to transfer or receive cash payments at a future date.

21. EQUITY INSTRUMENTS

in $ millions	2025	2024
Authorised, Issued and fully paid:		
Ordinary shares of $1 each[1]	**10,935**	**10,935**
Ordinary shares of £1 each[1]	**30**	**30**
Class A ordinary shares of $1 each[2]	**1,500**	**1,500**
Additional Tier 1 capital[2]	**4,300**	**4,300**
Total equity instruments at 31 December	**16,765**	**16,765**

(1) (1) Ordinary shares of $1 each carry 99.8% of the voting rights (2024: 99.8%)
Ordinary shares of £1 each carry 0.2% of the voting rights (2024: 0.2%)
Ordinary shares are pari passu with each other regardless of currency.
(2) (2) Class A ordinary shares and Additional Tier 1 capital do not carry any voting rights (2024: Non-voting)

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Equity Instruments

At 31 December 2025, the total equity instruments which the Company authorised and had in issue amounted to $16,765 million (31 December 2024: $16,765 million) comprising 10,935,105,148 ordinary shares of $1 each, 17,615,107 ordinary shares of £1 each, 1,500,000,000 Class A Non-voting ordinary shares of $1 each and Additional Tier 1 capital instruments of $4,300 million (31 December 2024: $4,300 million). All equity instruments are fully paid. There have been no changes to equity instruments for the Company from 1 January 2025 (2024: no change).

Ordinary Shares

The holders of the ordinary shares are entitled to receive dividends as declared from time to time and, excluding holders of the Class A ordinary shares, are entitled, on a show of hands, to one vote and, on a poll, one vote per share at meetings of the shareholders of the Company. All shares rank equally with regard to the Company's residual net assets. All ordinary shares are recorded at the rates of exchange ruling at the date the shares were paid up.

AT1 Capital

AT1 capital issued by the Company comprises three separate Instruments, with balances of $2,200 million, $1,300 million and $800 million, respectively. The Instruments include a trigger mechanism whereby, if the Common Equity Tier 1 capital ratio of the Company or MSI Group falls below 7%, the BOE as the UK Resolution Authority also has the authority to trigger the write down of the instruments upon the exercise of statutory powers in a resolution scenario. In this situation, Morgan Stanley International Limited, the holder of the AT1, would have no further rights against the Group in respect of the AT1.

The Instruments have no defined maturity and are subordinated to senior creditors and subordinated debt creditors of the Company. The Instruments are not entitled to any participation in the residual net assets of the Company. The Instruments are callable at the Company's discretion, from 30 November 2023 for the $2,200 million instrument, from 30 November 2025 for the $1,300 million instrument and from 30 November 2027 for the $800 million instrument.

Coupons on the Instruments are non-cumulative. Coupons are payable at a fixed rate of 7.5% per annum for the $2,200 million instrument, 5.45% per annum for the $1,300 million instrument and 7.42% per annum for the $800 million instrument. Payment of the coupon is wholly at the discretion of the Company.

Coupon interest on the $2,200 million, $1,300 million and $800 million instruments was paid on 1 December 2025 (see note 22).

Reserves

Share Premium

The 'Share premium account' comprises the capital raised in an issue of shares that exceeds the nominal value of the shares.

Currency Translation Reserve

The 'Currency translation reserve' comprises all foreign exchange differences arising from the translation of the total assets less total liabilities of foreign operations. The tax effect of these movements is also included in the 'Currency translation reserve'.

Capital Contribution Reserve

The 'Capital contribution reserve' comprises contributions of capital from the Group's parent company to subsidiaries of the Group.

Capital Redemption Reserve

The 'Capital redemption reserve' represents transfers in prior years from retained earnings in accordance with relevant legislation.

Pension Reserve

The 'Pension reserve' comprises cumulative actuarial gains or losses on scheme assets and obligations net of current tax and the impact of the asset surplus ceiling (see note 33).

Debt Valuation Adjustment Reserve

The 'Debt valuation adjustment reserve' includes the cumulative change in fair value of certain financial liabilities designated at fair value through profit or loss that is attributable to changes in the credit risk of those liabilities at the reporting date, together with the tax effect of these movements.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

22. DIVIDENDS

22.1 Dividends on ordinary shares paid to MSIUK

$ in millions		2025	
Type	Date	Amount ($MM)	Per share ($)
Ordinary	3 April 2025	160	0.013
Total		**160**	

$ in millions		2024	
Type	Date	Amount ($MM)	Per share ($)
Ordinary	18 April 2024	180	0.014
Ordinary	19 September 2024	345	0.028
Extra-Ordinary	19 September 2024	500	0.040
Total		**1,025**	

22.2 Coupons on on AT1 instruments

AT1 dividends were paid to MSI out of reserves available for distribution on 1 December 2025 (2024: 2 December).

$ in millions		
Instrument	2025	2024
$2,200 million AT1	165	165
$1,300 million AT1	71	71
$800 million AT1	59	59
Total	**295**	**295**

23. ADDITIONAL CASH FLOW INFORMATION

23.1 Cash and Cash Equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise the following balances, which have less than three months to maturity from the date of acquisition:

in $ millions	2025	2024
Cash and short term deposits	18,976	16,711
Bank loans and overdrafts	(1)	(2)
	18,975	**16,709**

Included within Group and Company 'Cash and short term deposits' is $8,021 million (2024: $6,758 million) of segregated client money, held in accordance with the FCA's Client Money Rules. Additionally, an amount for the Group of $192 million (2024: 172 million) and for the Company of $76 million (2024: $93 million) represents other client money, that is not available for use. The corresponding payable is recognised and included in 'Trade and other payables'

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

23.2 Reconciliation of Cash Flows from Operating Activities

in $ millions	Note	2025	2024
Profit for the year		1,754	1,425
Adjustments for:			
Net Impairment reversal on financial instruments		3	(1)
Depreciation on property, plant and equipment		8	7
Provisions	18	(31)	(18)
Interest income	6	(12,081)	(12,697)
Interest expense	6	13,799	14,385
Income tax expense	8	668	534
Income tax - current and deferred tax		75	47
Loss/(Gain) on modification of subordinated debt		—	2
Difference between pension contributions paid and amount recognised in the consolidated income statement		3	—
Operating cash flows before changes in operating assets and liabilities		**4,198**	**3,684**
Changes in operating assets			
Net (increase)/ decrease in secured financing		(22,416)	4,515
Net (increase)/ decrease in loans and advances		(35)	50
Net increase in trade and other receivables		(19,719)	(1,576)
Net decrease in investment securities		14	99
Net increase in trading financial assets		(45,949)	(32,960)
Net increase in other assets		(576)	(374)
		(88,681)	**(30,246)**
Changes in operating liabilities			
Net increase/ (decrease) in secured borrowing		29,671	(311)
Net increase/ (decrease) in trade and other payables		14,422	(7,588)
Net increase/(decrease) in debt and other borrowings		23,469	(8,487)
Net decrease in subordinated debt		(14)	—
Net increase in trading financial liabilities		18,168	44,518
Net decrease in other liabilities		(15)	(48)
Net decrease in provisions		(40)	(14)
		85,661	**28,070**
Interest received		11,957	12,866
Interest paid		(12,872)	(13,601)
Income taxes paid		(415)	(169)
Effect of foreign exchange movements		(1,411)	613
Net cash flows from operating activities		**(1,563)**	**1,217**

23.3 Reconciliation of Equity and Liabilities arising from Financing Activities

in $ millions	Note	AT1	Senior subordinated debt	Subordinated debt	Total equity and liabilities from financing activities
Balance as at 1 January 2024		4,300	6,700	5,096	16,096
Gain on modification of subordinated debt		—	—	2	2
Balance as at 31 December 2024 and 1 January 2025		**4,300**	**6,700**	**5,098**	**16,098**
Issuance	17	—	3,700	—	3,700
Balance as at 31 December 2025		**4,300**	**10,400**	**5,098**	**19,798**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

24. EXPECTED MATURITY OF ASSETS AND LIABILITIES

The table below shows an analysis of assets and liabilities analysed according to when they are expected to be recovered, realised or settled.

Group	2025			2024		
in $ millions	Less than or equal to twelve months	More than twelve months	Total	Less than or equal to twelve months	More than twelve months	Total
ASSETS						
Cash and short-term deposits	18,976	—	**18,976**	16,711	—	**16,711**
Trading financial assets	415,802	—	**415,802**	369,853	—	**369,853**
Secured financing	137,782	87	**137,869**	115,154	299	**115,453**
Loans and advances	9	109	**118**	26	57	**83**
Investment securities	—	13	**13**	—	27	**27**
Trade and other receivables	94,963	157	**95,120**	75,103	135	**75,238**
Current tax assets	308	258	**566**	360	—	**360**
Deferred tax assets	79	315	**394**	58	230	**288**
Property, plant and equipment	—	41	**41**	—	35	**35**
Other	39	2	**41**	28	2	**30**
	667,958	**982**	**668,940**	**577,293**	**785**	**578,078**
LIABILITIES						
Trading financial liabilities	337,224	—	**337,224**	319,056	—	**319,056**
Secured borrowing	131,106	3,632	**134,738**	102,796	2,271	**105,067**
Trade and other payables	93,000	280	**93,280**	78,662	223	**78,885**
Debt and other borrowings	15,944	47,181	**63,125**	7,142	32,381	**39,523**
Subordinated debt	126	15,500	**15,626**	—	11,798	**11,798**
Post-employment benefit obligations	—	7	**7**	—	5	**5**
Other	14	37	**51**	111	21	**132**
	577,414	**66,637**	**644,051**	**507,767**	**46,699**	**554,466**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Company	2025			2024		
in $ millions	Less than or equal to twelve months	More than twelve months	Total	Less than or equal to twelve months	More than twelve months	Total
ASSETS						
Cash and short-term deposits	18,533	—	**18,533**	16,336	—	**16,336**
Trading financial assets	415,723	—	**415,723**	369,628	—	**369,628**
Secured financing	137,782	87	**137,869**	115,154	299	**115,453**
Loans and advances	9	22	**31**	26	14	**40**
Investment securities	—	12	**12**	—	26	**26**
Trade and other receivables	95,222	134	**95,356**	75,264	117	**75,381**
Current tax assets	449	258	**707**	522	—	**522**
Deferred tax assets	79	314	**393**	58	229	**287**
Investments in subsidiaries	—	129	**129**	—	139	**139**
Property, plant and equipment	—	27	**27**	—	21	**21**
Other	39	2	**41**	28	2	**30**
	667,836	**985**	**668,821**	**577,016**	**847**	**577,863**
LIABILITIES						
Trading financial liabilities	337,224	—	**337,224**	319,056	—	**319,056**
Secured borrowing	131,106	3,553	**134,659**	102,796	2,046	**104,842**
Trade and other payables	93,141	280	**93,421**	78,793	223	**79,016**
Debt and other borrowings	15,944	47,154	**63,098**	7,142	32,395	**39,537**
Subordinated debt	126	15,500	**15,626**	—	11,798	**11,798**
Post-employment benefit obligations	—	1	**1**	—	2	**2**
Other	14	33	**47**	100	21	**121**
	577,555	**66,521**	**644,076**	**507,887**	**46,485**	**554,372**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

25. SEGMENT REPORTING

Segment information is presented for the Group's reportable operating segments and geographical information. The operating segments and geographical information are based on the Group's management and internal reporting structure. Transactions between business segments are on normal commercial terms and conditions.

Reportable Operating Segment

Morgan Stanley structures its operating segments primarily based upon the nature of the financial products and services provided to customers and Morgan Stanley's internal management structure. The Group's own operating segments are consistent with those of Morgan Stanley.

The Group has one reportable operating segment, Institutional Securities, which includes capital raising and financial advisory services; corporate lending; sales, trading, financing and market-making activities in equity and fixed income securities and related products, including global macro, credit and commodities products and investment activities. The Group is a key contributor to the execution of the Morgan Stanley Group's global Institutional Securities segment strategy.

Geographical Information

The Group operates in three geographic regions, being EMEA, the Americas and Asia.

The following table presents selected consolidated income statement and consolidated statement of financial position information of the Group's operations by geographic area. The net revenues, profit before tax and total assets reported in the tables below are based on the financial information that is used to produce the Group's financial statements. This reflects the regional managed view of the Group's operations based on the location where the transactions are recorded.

Geographical Information	Net Revenue		Profit before Tax	
in $ millions	2025	2024	2025	2024
EMEA	5,567	4,699	981	751
Asia	3,094	2,324	1,112	938
Americas	665	552	329	270
Total	**9,326**	**7,575**	**2,422**	**1,959**

Geographical Information	Total Assets	
in $ millions	2025	2024
EMEA	321,495	274,204
Asia	160,802	116,143
Americas	186,643	187,731
Total	**668,940**	**578,078**

The majority of the Group's net revenue is attributed to the United Kingdom based on the country of incorporation, with smaller amounts attributed to the Company's non-UK branches and subsidiaries.

26. RISK MANAGEMENT

26.1 Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, spreads, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio.

Additional information on primary market risk exposures, market risk management as well as VaR methodology, assumptions and limitations is presented in the 'Market risk' sub-section of the 'Risk Management' section of the Strategic Report.

26.1.1 Primary Market Risk Exposures

During the year, the Company had exposures to a wide range of market risk factors related to the global markets in which it conducts its trading activities. These market risk factors include interest rate and credit spread risk, equity prices, foreign exchange rates and commodity prices and the associated implied volatilities.

The Company is exposed to interest rate and credit spread risk, as well as associated implied volatility risks, as a result of its market making activities in interest rate or credit sensitive financial instruments (e.g. risk arising from changes in the level of interest rates, the shape of the yield curve and credit spreads). The activities from which those exposures arise and the markets in which the Company is active include, but are not limited to: interest rate and credit derivatives, corporate and government debt across both developed and emerging markets and asset-backed debt (including mortgage-related securities).

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

The Company is exposed to equity price and implied volatility risk as a result of making markets in equity securities and derivatives and maintaining other positions (including positions in non-public entities). Positions in non-public entities may include, but are not limited to, exposures to private equity, venture capital, private partnerships, real estate funds and other funds. Such positions are less liquid, have longer investment horizons and are more difficult to hedge than listed equities.

The Company is exposed to foreign exchange rate and implied volatility risk as a result of making markets in foreign currencies and foreign currency derivatives, from maintaining foreign exchange positions and from holding non-US dollar-denominated financial instruments.

The Company has exposure to commodities. This exposure is due to price and implied volatility risk as a result of market-making activities in crude and refined oil products, natural gas, electricity, emissions, and precious and base metals.

26.1.2 Risk Management

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g. futures, forwards, swaps and options). Hedging activities may not always provide effective mitigation against trading losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the risk exposure that is being hedged. Risk models are designed to ensure these differences are captured and appropriately capitalised.

The Company manages and monitors its market risk exposures, including outright and basis risks, in such a way as to maintain a portfolio that the Company believes is well-diversified in the aggregate with respect to market risk factors and that reflects the Company's aggregate risk tolerance, as established by the Board. The effectiveness of hedges and mitigants is monitored using processes such as risk and limit reporting.

Aggregate market risk limits have been approved for the Company in line with the risk appetite set by the Board. Additional market risk limits are assigned, as appropriate, to trading desks, products and / or regions and are commensurate with the aggregate limits. MRD monitors market risk measures against limits in accordance with policies set by the MSI Board and senior management.

26.1.3 Measurement - Value at Risk

The Company uses the statistical technique known as VaR as one of the tools used to measure, monitor and review the market risk exposures of its trading portfolios. MRD calculates and distributes daily VaR-based risk measures to various levels of management.

The Company calculates VaR using a model based on historical simulation for general market risk factors and name-specific equity risk, and a Monte Carlo simulation for name-specific risk in corporate bonds, loans and related derivatives. Market risk factors daily moves are modelled either as absolute changes or relative changes, dependent on the most suitable stochastic process (normal or log normal diffusion process) to describe the daily risk factor changes. The model constructs a distribution of hypothetical daily changes in the value of trading portfolios based on: historical observation of daily changes in key market indices or other market risk factors; and information on the sensitivity of the portfolio values to these market risk factor changes.

26.1.4 VaR Methodology, Assumptions and Limitations

The methodology for VaR at Morgan Stanley Group is historical simulation. VaR profit or losses are composed of greek and full-revaluation grid-based risk measures in combination with complete full-revaluation based profit or losses. Historical simulations cover both systematic and specific risk components. The time series data is updated on a weekly basis, with the exception of idiosyncratic risk factors which are updated quarterly.

A set of internal processes and controls ensure that all trading positions booked by the Company are included in VaR. Management VaR is computed at a 95% level of confidence over a one-day time horizon, which is a useful indicator of possible trading losses resulting from adverse daily market moves. The 95%/one-day VaR corresponds to the unrealised loss in portfolio value that, based on historically observed market risk factor movements, could have been

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

exceeded with a frequency of five times in every 100 trading days, if the portfolio were held constant for one day.

The Company uses VaR as one of a range of risk management tools. Among their benefits, VaR models permit estimation of a portfolio's aggregate market risk exposure, incorporating a range of market risks and portfolio assets. One key element of the VaR model is that it reflects portfolio diversification or hedging activities.

However, VaR has various limitations, which include but are not limited to: use of historical changes in market risk factors, which may not be accurate predictors of future market conditions, and may not fully incorporate the risk of extreme market events that are outsized relative to observed historical market behaviour or reflect the historical distribution of results beyond the 95% confidence interval; and reporting of losses in a single day, which does not reflect the risk of positions that cannot be liquidated or hedged in one day. A small proportion of market risk generated by trading positions is not included in VaR.

The modelling of the risk characteristics of some positions relies on approximations that, under certain circumstances, could produce significantly different results from those produced using more precise measures. VaR is most appropriate as a risk measure for trading positions in liquid financial markets and will understate the risk associated with severe events, such as periods of extreme illiquidity. The Company is aware of these and other limitations and, therefore, uses VaR as only one component in its risk management oversight process. This process also incorporates stress testing and scenario analyses and extensive risk monitoring, analysis, quantification of risk not captured in VaR, and control at the trading desk, division, entity and Company levels.

The Company is committed to continuous review and enhancement of VaR methodologies and assumptions to capture evolving risks associated with changes in market structure and dynamics. As part of regular process improvement, additional systematic and name-specific risk factors may be added to improve the VaR model's ability to estimate more accurately risks to specific asset classes or industry sectors.

Since the reported VaR statistics are estimates based on historical data, VaR should not be viewed as predictive of the Company's future revenues or financial performance or of its ability to manage risk. There can be no assurance that the Company's actual losses on a particular day will not exceed the VaR amounts indicated in the following paragraphs or that such losses will not occur more than five times in 100 trading days for a 95%/one-day VaR. VaR does not predict the magnitude of losses which, should they occur, may be significantly greater than the VaR amount.

VaR statistics are not readily comparable across firms because of differences in the firms' portfolios, modelling assumptions and methodologies. These differences can result in materially-different VaR estimates across firms for similar portfolios. The impact of such differences varies depending on the factor history assumptions, the frequency with which the factor history is updated and the confidence level. As a result, VaR statistics are more useful when interpreted as indicators of trends in a firm's risk profile rather than as an absolute measure of risk to be compared across firms.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

26.1.5 VaR for the Year Ended 31 December 2025

The table below presents the Management VaR for the Company's trading portfolio on a year-end, average and annual high and low basis for 31 December 2025 and 31 December 2024. See 'Risk Management - Market Risk – Year end VaR' in the Strategic Report for further details on movements.

in $ millions	95%/ one-day VaR for the year ended 31 December 2025				95%/ one-day VaR for the year ended 31 December 2024			
	Period end	Average	High	Low	Period end	Average	High	Low
Market risk category:								
Interest rate and credit spread	11	12	20	9	10	13	21	9
Equity price	17	23	30	12	12	16	23	10
Foreign exchange rate	3	5	15	2	14	7	15	3
Commodity price	2	1	9	—	1	2	10	—
Less diversification benefit[1][2]	(11)	(13)	N/A	N/A	(16)	(15)	N/A	N/A
Primary Market Risk Categories	22	28	36	20	21	23	28	17
Credit Portfolio[3]	5	5	7	4	4	5	6	4
Less diversification benefit[1][2]	(4)	(4)	N/A	N/A	(5)	(4)	N/A	N/A
Total Management VaR	**23**	**29**	**37**	**20**	**20**	**24**	**30**	**18**

(1) Diversification benefit equals the difference between total trading VaR and the sum of the VaRs for the four risk categories. This benefit arises because the simulated one-day losses for each of the four primary market risk categories occur on different days; similar diversification benefits also are taken into account within each category.

(2) N/A - Not Applicable. The minimum and maximum VaR values for the total VaR and each of the component VaRs might have occurred on different days during the year and therefore the diversification benefit is not an applicable measure.

(3) The Credit Portfolio VaR is disclosed as a separate category from the Primary Risk Categories and includes loans that are carried at fair value and associated hedges as well as counterparty credit valuation adjustments and related hedges.

26.1.6 Non-trading Risks for the Year Ended 31 December 2025

The Company believes that sensitivity analysis is an appropriate representation of the Company's non-trading risks. Reflected below is this analysis, which covers substantially all of the non-trading risks in the Company's portfolio, with the exception of counterparty credit valuation adjustments, which are covered in the previous section.

26.1.7 Interest Rate Risk

The Company's VaR excludes certain funding liabilities and money market transactions that are in the Banking Book.

The application of a parallel shift in interest rates of 200 basis points increase or decrease to these positions would result in a net loss or gain, respectively, of $41.5 million as at 31 December 2025. This compares to a net loss or gain of $46.5 million as at 31 December 2024.

26.1.8 Funding Liabilities

The credit spread risk sensitivity of the Company's mark-to-market funding liabilities corresponds to an increase in value of approximately $8.5 million and $6.8 million for each 1 basis point widening in the Group's credit spread level at 31 December 2025 and 31 December 2024 respectively.

26.1.9 Equity Investments Price Risk

The Group and Company are exposed to equity price risk as a result of changes in the fair value of its investments in listed and private equities classified as FVPL financial assets. These investments are predominantly equity positions with long investment horizons, the majority of which are for business facilitation purposes. The market risk related to these investments is measured by estimating the potential reduction in net revenues associated with a 10% decline in asset values as shown in the table below.

in $ millions	2025 10% sensitivity	2024 10% sensitivity
Investment securities	1	3

26.1.10 Currency Risk

The Group and Company have foreign currency exposure arising from foreign operations. The majority of this foreign currency risk has been hedged by other members of the Morgan Stanley Group, primarily Morgan Stanley, by utilising forward foreign currency exchange contracts.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

The Group and Company also have foreign currency exposure arising from its trading activities in currencies other than US dollars. The Group and Company actively manage this exposure by hedging with other Morgan Stanley Group undertakings.

The analysis below details the foreign currency exposure for the Group and Company, by foreign currency, relating to the retranslation of branches and subsidiaries which are not denominated in US dollars. The largest foreign currency exposures for Group and Company are driven by the Company's South Korean branch and Morgan Stanley Taiwan Limited, a direct subsidiary of the Company. The analysis calculates the impact on total comprehensive income of a reasonably possible parallel shift of the foreign currency in relation to the US dollar, with all other variables held constant. This analysis does not take into account the effect of the foreign currency hedges held by other members of the Morgan Stanley Group.

Group	2025	Sensitivity to applied percentage change in currency (+/-)		2024	Sensitivity to applied percentage change in currency (+/-)	
in $ millions	Foreign currency exposure	Percentage change applied	Other comprehensive income	Foreign currency exposure	Percentage change applied	Other comprehensive income
Euro	60	13%	8	64	9%	6
New Taiwan Dollar	239	11%	26	211	11%	23
South Korean Won	452	14%	63	394	14%	55
Swiss Franc	57	13%	7	45	9%	4
	808		**104**	**714**		**88**

Company	2025	Sensitivity to applied percentage change in currency (+/-)		2024	Sensitivity to applied percentage change in currency (+/-)	
in $ millions	Foreign currency exposure	Percentage change applied	Other comprehensive income	Foreign currency exposure	Percentage change applied	Other comprehensive income
Euro	61	13%	8	52	9%	5
South Korean Won	452	14%	63	394	14%	55
Swiss Franc	57	13%	7	45	9%	4
	570		**78**	**491**		**64**

The reasonably possible percentage change in the currency rate in relation to US dollars has been calculated based on the greatest annual percentage change over the 5 year period from 1 January 2020 to 31 December 2025 (2024: 1 January 2019 to 31 December 2024).

The Group also has foreign currency exposure arising from its trading activities and assets and liabilities in currencies other than US dollars, which it actively manages by hedging with other Morgan Stanley Group undertakings.

26.2 Credit Risk

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations to the MSI Group. Credit risk includes country risk, which is further described below. Additional information on credit risk monitoring, control and mitigation is presented in the 'Credit risk' sub-section of the 'Risk Management' section of the Strategic Report. The 'Country and Sovereign Risk Exposure' sub-section does not form part of the audited financial statements.

26.2.1 Risk Management and Measurement

26.2.1.1 Monitoring and Control

In order to help protect the Group from losses resulting from its business activities, the Credit Risk Management Department identifies, measures, monitors, reports, challenges and escalates, credit risk at the transaction, obligor and portfolio levels. The Credit Risk Management Department also helps to ensure that the creditworthiness of the Group's counterparties is reviewed on a regular basis. The evaluation of counterparties includes an assessment of the probability that an obligor will default on its financial obligations and any subsequent losses that may occur when an obligor defaults. Credit risk exposure is also actively managed through various risk

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

committees, whose membership includes individuals from the Credit Risk Management Department.

The MSI Group Credit Limits Framework is one of the primary tools used to identify, measure, monitor, report, challenge and escalate credit risk exposures. The MSI Board approves limits that reflect the credit risk tolerance of the MSI Group and serve as a basis from which more detailed limits are established. The Credit Limits Framework includes single-name limits and portfolio concentration limits by country, industry and product type. Limits are assigned based on multiple factors including the size of counterparty and the counterparty's Probability of Default.

The Credit Risk Management Department also works closely with the Market Risk Department and applicable Business Units to monitor risk exposures and to perform stress tests to identify, analyse and control credit risk concentrations. The stress tests shock market factors (e.g. interest rates, commodity prices, credit spreads), and risk parameters (e.g. default probabilities and loss given default) to assess the impact of stresses on exposures, profit or loss, and the Group's capital position. Stress tests are conducted in accordance with established MSI Group policies and procedures.

26.2.1.2 Credit Evaluation

The evaluation of counterparties includes assigning obligor credit ratings, which reflect an assessment of an obligor's probability of default and loss given default. Credit evaluations typically involve the assessment of financial statements, leverage, liquidity, capital strength, asset composition and quality, market capitalisation, access to capital markets, and in the case of certain loans, cash flow projections and debt service requirements. The Credit Risk Management Department also evaluates strategy, market position, industry dynamics, management and other factors that could affect the obligor's risk profile. Additionally, the Credit Risk Management Department evaluates the relative position of the Group's exposure in the borrower's capital structure and relative recovery prospects, as well as adequacy of collateral (if applicable) and other structural elements of the particular transaction.

In addition to assessing and monitoring its credit exposure and risk at the individual obligor level, the Group also reviews its credit exposure and

risk to geographic regions. As at 31 December 2025, the Group had no significant geographical concentration of risk but had credit exposure to North America, Asia and Western Europe. In addition, the Group pays particular attention to smaller exposures in emerging markets given their unique risk profile. Sovereign ceiling ratings i.e. the maximum credit rating that can be assigned to a counterparty with a designated country of risk, are derived using methodologies generally consistent with those employed by external rating agencies.

At 31 December 2025, the Group's material credit exposures were to Corporates, Financial Institutions (including Central Clearing Counterparties), Central Governments, and Central Banks through its Institutional Securities business segment. The risk may be incurred through a variety of activities, including, but not limited to, the following:

- entering into derivative contracts under which counterparties may have obligations to make payments to the Group;

- providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the repayment amount;

- posting margin and/or collateral to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties;

- placing funds on deposit at other financial institutions to support the Group's clearing and settlement obligations; and

- investing or trading in securities and loan pools, whereby the value of these assets may fluctuate based on realised or expected defaults on the underlying obligations or loans.

Meanwhile, at 31 December 2025, the Group's risk to industries identified as having high climate transition and physical risk was not material.

26.2.2 Risk Mitigation

The Credit Risk Management Department may seek to mitigate credit risk in multiple ways. At the transaction level, the Credit Risk Management Department seeks to mitigate risk through management of key risk elements such as size, tenor, financial covenants, seniority, netting and collateral. At the obligor level, the

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Group may reduce credit risk to a direct obligor by means of third-party guarantees. Additionally, the Group may actively hedge its credit exposure through various financial instruments that may include single-name, portfolio, and structured credit derivatives.

26.2.2.1 Netting

The MSI Group has policies in place for assessing the validity, enforceability and treatment of netting agreements with clients in connection with its derivative trading activities and repo-style transactions. In order to net a group of similar exposures with a counterparty, a valid and legally enforceable master netting agreement must be in place between the Group and the counterparty.

26.2.2.2 Collateral

The amount and type of collateral required by the Group depends on an assessment of the creditworthiness of the counterparty, and any relevant regulation. The main types of collateral held are cash or similarly highly-liquid assets. The MSI Group has internal policies on the acceptability of specific classes of collateral or credit risk mitigation. The Group closely monitors collateral held for financial assets considered to be credit-impaired, as in such cases it is considered more likely that the Group will take possession of collateral to mitigate potential credit losses.

26.2.2.3 Guarantees

A guarantee may reduce the Group's credit risk to a direct obligor through a documented arrangement in which a third party agrees to be responsible for some portion, or all, of the debt or obligation of a counterparty. The MSI Group maintains policies and procedures which set out the process for determining the eligibility of the guarantee. Only eligible guarantees can be used for risk mitigation purposes.

26.2.2.4 Participations

The Group may also use participation as risk mitigation technique. A participation is a documented agreement through which a lender transfers to a third party (which may include an affiliate), certain rights and obligations of the lender under the applicable credit agreements, or a portion thereof, without transferring record ownership.

26.2.2.5 Securities Purchased Under Agreements to Resell and Securities Borrowed

The Group manages credit exposure arising from securities purchased under agreements to resell and securities borrowed transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Group, in the event of a counterparty default, with the right to net a counterparty's rights and obligations under such agreements and to liquidate and set off collateral held by the Group against the net amount owed by the counterparty. To resell and borrow securities, the Group receives collateral, including United States government and agency securities, other sovereign government obligations, corporate and other debt and corporate equities. The Group also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralised.

26.2.2.6 Derivatives

In connection with its derivatives trading activities, The Group may enter into master netting agreements and collateral arrangements with counterparties. These master netting agreements and collateral arrangements may provide the Group with the ability to demand collateral, as well as to liquidate collateral and offset receivables and payables covered under the same master netting agreement in the event of counterparty default. The Group monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral in accordance with collateral arrangements when deemed necessary.

26.2.3 Exposure to Credit Risk

The maximum exposure to credit risk ("gross credit exposure") of the Group as at 31 December 2025 is disclosed below, based on the carrying amounts of the financial assets and the maximum amount that the Group could have to pay in relation to unrecognised financial instruments, which the Group believes are subject to credit risk. The table includes financial instruments subject to Expected Credit Loss ("ECL") and not subject to ECL.

Where the Group enters into credit enhancements, including receiving cash and security as collateral and master netting

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

agreements, to manage the credit exposure on these financial instruments the financial effect of the credit enhancements is disclosed below. The net credit exposure represents the credit exposure remaining after the effect of the credit enhancements.

Trading financial assets are subject to traded credit risk through exposure to the issuer of the financial asset; the Group manages this issuer credit risk through its market risk management infrastructure and this traded credit risk is incorporated within the VaR based risk measures included in the market risk disclosure. However, listed derivatives are included below as they are recognised as having credit risk exposure to central counterparties.

Exposure to Credit Risk by Class

| Group | 2025 | | | 2024 | | |
Class in $ millions	Gross credit exposure [1]	Credit enhance-ments	Net credit exposure[3]	Gross credit exposure [1]	Credit enhance-ments	Net credit exposure[3]
Subject to ECL:						
Cash and short-term deposits	18,976	—	18,976	16,711	—	16,711
Loans and advances	109	—	109	76	—	76
Trade and other receivables[2]	94,956	—	94,956	74,578	—	74,578
Not subject to ECL:						
Trading financial assets:						
Derivatives	279,467	(267,167)	12,300	281,206	(270,311)	10,895
Secured financing	137,869	(136,734)	1,135	115,453	(114,572)	881
Loans and advances	9	—	9	7	—	7
Trade and other receivables[2]	142	(49)	93	559	(181)	378
	531,528	(403,950)	127,578	488,590	(385,064)	103,526
Unrecognised financial instruments						
Not subject to ECL:						
Loan commitments	21	—	21	207	(103)	104
Unsettled securities purchased under agreements to resell[4]	59,283	—	59,283	47,788	—	47,788
Total unrecognised financial instruments	**59,304**	**—**	**59,304**	**47,995**	**(103)**	**47,892**
	590,832	**(403,950)**	**186,882**	**536,585**	**(385,167)**	**151,418**

(1) The carrying amount presented in the consolidated statement of financial position, and in case of unrecognised financial instruments, nominal amount, best represents the Group's maximum exposure to credit risk.

(2) Trade and other receivables primarily include cash collateral pledged against the payable on OTC derivative positions $27,563 million (2024 $27,195 million). These derivative liabilities are included within trading financial liabilities in the consolidated statement of financial position.

(3) Of the residual net credit exposure, intercompany cross product netting arrangements are in place which would allow Group an additional $3,584 million of an available $41,673million (31 December 2024: $11,886 million of an available $36,067 million) related to Trade and Other Receivables and Trade and Other Payables to be offset in the event of default by certain Morgan Stanley counterparties.

(4) For unsettled securities purchased under agreements to resell, collateral in the form of securities will be received at the point of settlement. Since the value of collateral is determined at a future date, it is currently unquantifiable and not included in the table

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Company Class in $ millions	2025 Gross credit exposure [1]	Credit enhance-ments	Net credit exposure[3]	2024 Gross credit exposure [1]	Credit enhance-ments	Net credit exposure[3]
Subject to ECL:						
Cash and short-term deposits	18,533	—	18,533	16,336	—	16,336
Loans and advances	22	—	22	33	—	33
Trade and other receivables[2]	95,192	—	95,192	74,762	—	74,762
Not subject to ECL:						
Trading financial assets						
Derivatives	279,467	(267,167)	12,300	281,206	(270,311)	10,895
Secured financing	137,869	(136,734)	1,135	115,453	(114,572)	881
Loans and advances	9	—	9	7	—	7
Trade and other receivables[2]	142	(49)	93	559	(181)	378
	531,234	**(403,950)**	**127,284**	**488,356**	**(385,064)**	**103,292**
Unrecognised financial instruments						
Not subject to ECL:						
Loan commitments	21	—	21	207	(103)	104
Unsettled securities purchased under agreements to resell[4]	59,283	—	59,283	47,788	—	47,788
Total unrecognised financial instruments	**59,304**	**—**	**59,304**	**47,995**	**(103)**	**47,892**
	590,538	**(403,950)**	**186,588**	**536,351**	**(385,167)**	**151,184**

(1) The carrying amount presented in the consolidated statement of financial position, and in case of unrecognised financial instruments, nominal amount, best represents the Company's maximum exposure to credit risk.

(2) Trade and other receivables primarily include cash collateral pledged against the payable on OTC derivative positions of $27,563 million (2024 $27,195 million). These derivative liabilities are included within trading financial liabilities in the statement of financial position

(3) Of the residual net credit exposure, intercompany cross product netting arrangements are in place which would allow an additional $3,553 million of an available $41,668million (31 December 2024: $11,867 million of an available $36,027 million) related to Trade and Other

(4) For unsettled securities purchased under agreements to resell, collateral in the form of securities will be received at the point of settlement. Since the value of collateral is determined at a future date, it is currently unquantifiable and not included in the table

The impact of master netting arrangements and similar agreements on the Group's ability to offset financial assets and financial liabilities is disclosed in note 29.

Exposure to Credit Risk by Internal Rating Grades

Internal credit ratings are derived using methodologies generally consistent with those used by external agencies:

Investment grade: AAA - BBB

Non-investment grade: BB – CCC

Default: D

The table below presents gross carrying/nominal amount by internal rating grade. All exposures subject to ECL are Stage 1, unless otherwise shown.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

		Group						
		Investment Grade			Non-Investment	Unrated[1] /		
31 December 2025	AAA	AA	A	BBB	Grade	Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	7,938	9,615	1,169	254	—	18,976	18,976
Stage 3	—	—	—	—	136	—	136	—
Loans and advances								
Stage 1	—	—	39	70	—	—	109	109
Trade and other receivables								
Stage 1	2,588	4,368	59,047	14,931	13,055	948	94,937	94,937
Stage 3	2	2	5	3	4	12	28	19
	2,590	12,308	68,706	16,173	13,449	960	114,186	114,041
Not subject to ECL:								
Trading financial assets - derivatives	2,782	14,061	208,426	40,112	13,536	550	279,467	279,467
Secured financing	1,846	7,998	106,109	6,562	15,255	99	137,869	137,869
Loans and advances	—	—	—	—	9	—	9	9
Trade and other receivables	61	5	67	—	—	9	142	142
	4,689	22,064	314,602	46,674	28,800	658	417,487	417,487
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	6,292	48,170	1,653	3,168	—	59,283	59,283
Loan commitments	—	—	—	—	21	—	21	21
	—	6,292	48,170	1,653	3,189	—	59,304	59,304

(1) For the unrated receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2025 there were $nil of Stage 3 in default.

The Cash and short term deposit loss allowance as at 31 December 2025 is $136 million (31 December 2024: $64 million) and Trade and other receivables loss allowance as at 31 December 2025 is $4 million (31 December 2024: $41 million).

Table of contents
MORGAN STANLEY & CO. INTERNATIONAL plc
NOTES TO THE FINANCIAL STATEMENTS
Year ended 31 December 2025

	Group							
	Investment Grade							
31 December 2024	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1] / Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	7,268	8,469	830	144	—	16,711	16,711
Stage 3	—	—	—	—	64	—	64	—
Loans and advances								
Stage 1	—	—	76	—	—	—	76	76
Stage 2	—	—	—	—	—	—	—	—
Trade and other receivables								
Stage 1	2,053	4,577	47,574	10,753	8,411	1,195	74,563	74,563
Stage 3	2	3	7	2	2	43	59	15
	2,055	**11,848**	**56,126**	**11,585**	**8,621**	**1,238**	**91,473**	**91,365**
Not subject to ECL:								
Trading financial assets - derivatives	3,630	14,809	207,837	41,066	13,427	437	281,206	281,206
Secured financing	921	6,941	91,030	5,610	10,930	21	115,453	115,453
Loans and advances	—	—	—	—	7	—	7	7
Trade and other receivables	295	—	251	9	—	4	559	559
	4,846	**21,750**	**299,118**	**46,685**	**24,364**	**462**	**397,225**	**397,225**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	6,928	34,127	1,313	5,420	—	47,788	47,788
Loan commitments	—	3	—	—	145	59	207	207
	—	**6,931**	**34,127**	**1,313**	**5,565**	**59**	**47,995**	**47,995**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2024 there were $nil of Stage 3 in default.

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

		Company						
		Investment grade						
31 December 2025	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/ Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	7,938	9,639	701	254	—	18,532	18,533
Stage 3	—	—	—	—	136	—	136	—
Loans and advances								
Stage 1	—	—	16	6	—	—	22	22
Trade and other receivables								
Stage 1	2,589	4,368	59,287	14,905	13,055	970	95,174	95,174
Stage 3	2	2	5	3	4	11	27	18
	2,591	**12,308**	**68,947**	**15,615**	**13,449**	**981**	**113,891**	**113,747**
Not subject to ECL:								
Trading financial assets - derivatives	2,782	14,061	208,426	40,112	13,536	550	279,467	279,467
Secured financing	1,846	7,998	106,109	6,562	15,255	99	137,869	137,869
Loans and advances	—	—	—	—	9	—	9	9
Trade and other receivables	61	5	67	—	—	9	142	142
	4,689	**22,064**	**314,602**	**46,674**	**28,800**	**658**	**417,487**	**417,487**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	6,292	48,170	1,653	3,168	—	59,283	59,283
Loan commitments	—	—	—	—	21	—	21	21
	—	**6,292**	**48,170**	**1,653**	**3,189**	**—**	**59,304**	**59,304**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2025 there were $nil of Stage 3 in default.

The Cash and short term deposit loss allowance as at 31 December 2025 is $136 million (31 December 2024: $64 million) and Trade and other receivables loss allowance as at 31 December 2025 is $4 million (31 December 2024: $41 million).

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

		Company						
		Investment grade						
31 December 2024	AAA	AA	A	BBB	Non-Investment Grade	Unrated[1]/Default[2]	Total	Net of ECL
in $ millions								
Subject to ECL:								
Cash and short term deposit								
Stage 1	—	7,264	8,440	490	142	—	16,336	16,336
Stage 3	—	—	—	—	64	—	64	—
Loans and advances								
Stage 1	—	—	33	—	—	—	33	33
Trade and other receivables								
Stage 1	2,053	4,577	47,736	10,753	8,411	1,217	74,747	74,747
Stage 3	2	3	7	2	2	43	59	15
	2,055	**11,844**	**56,216**	**11,245**	**8,619**	**1,260**	**91,239**	**91,131**
Not subject to ECL:								
Trading financial assets - derivatives	3,630	14,809	207,837	41,066	13,427	437	281,206	281,206
Secured financing	921	6,941	91,030	5,610	10,930	21	115,453	115,453
Loans and advances	—	—	—	—	7	—	7	7
Trade and other receivables	295	—	251	9	—	4	559	559
	4,846	**21,750**	**299,118**	**46,685**	**24,364**	**462**	**397,225**	**397,225**
Unrecognised financial instruments not subject to ECL:								
Unsettled securities purchased under agreements to resell	—	6,928	34,127	1,313	5,420	—	47,788	47,788
Loan commitments	—	3	—	—	145	59	207	207
	—	**6,931**	**34,127**	**1,313**	**5,565**	**59**	**47,995**	**47,995**

(1) For the unrated trade receivables, a lifetime ECL is calculated without considering whether SICR has occurred.
(2) At 31 December 2024 there were $nil of Stage 3 in default.

26.3 Liquidity Risk

Liquidity risk is the risk that the Group's financial condition or overall soundness is adversely affected by an inability or perceived inability to meet its financial obligations in a timely manner. Liquidity risk encompasses the associated funding risks triggered by stress events, which may cause unexpected changes in funding needs or an inability to raise new funding. Additional information on liquidity risk monitoring, control and mitigation is presented in the 'Liquidity risk' sub-section of the 'Risk Management' section of the Strategic Report.

26.3.1 Required Liquidity Framework

The MSI Group's Liquidity Risk Limit Framework is critical to helping ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet its daily obligations and to withstand unanticipated stress events. The core component of the Liquidity Risk Management Framework is the Required Liquidity Framework, which considers Liquidity Stress Tests and Liquidity Resources. Liquidity Risk Department ("LRD"), as second line of defence, has a comprehensive limit and KRI framework in place.

The Required Liquidity Framework establishes the amount of liquidity the Company must hold in both normal and stressed environments to ensure that the entity's financial condition and overall soundness are not adversely affected by an inability (or perceived inability) to meet financial obligations in a timely manner.

The Required Liquidity Framework ensures the Company holds sufficient liquidity to meet both the regulatory and internal stress test requirements at the legal entity level. In order to measure liquidity risk the MSI Group uses a range of approaches (point-in-time, forward-

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

looking and backward looking) at product and Business Unit levels.

The Company maintains sufficient Liquidity Resources to cover daily funding needs and to meet strategic liquidity targets sized by the Required Liquidity Framework and Liquidity Stress Tests. The total amount of Liquidity Resources is actively managed considering the following components: maturity profile, balance sheet size and composition; funding needs in a stressed environment, inclusive of contingent cash outflows; funding currency, collateral requirements and regulatory requirements.

26.3.2 Liquidity Limits

The Group has a comprehensive set of limits, KRIs and targets to manage liquidity risk within the defined liquidity risk appetite. The Liquidity risk limit and KRI framework is owned by LRD, who then recommend and set the Company's liquidity risk limits and KRIs taking into consideration the risk profile, complexity, activities and size. LRD maintains limits at various levels of governance structure to support linkages between overall risk appetite, which is determined by the MSI Board, and more granular risk-taking decisions and activities. Liquidity limits are set to manage various risk drivers, e.g. Minimum Liquidity requirements, Minimum Cash requirements, Secured Funding, Unsecured funding, Prime Brokerage, Derivatives and Currency risk.

LRD ensures transparency of material liquidity risks, compliance with established risk limits and KRIs as well as escalation of risk concentrations to appropriate senior management. The liquidity risk metrics and limits are summarised in reports produced by LRD that are circulated to and discussed with the EMEA ALCO, EMEA Risk Committee and the MSI Risk Committee as appropriate.

26.3.3 Maturity Analysis

In the following maturity analysis of financial liabilities, derivative contracts and other financial liabilities held as part of the Group's and Company's trading activities are presented at fair value, consistent with how these financial liabilities are managed, and disclosed as on demand. Derivatives not held as part of the Group's trading activities and financial liabilities designated at fair value through profit or loss which contain an embedded derivative are disclosed according to their earliest contractual maturity; all such amounts are presented at their fair value, consistent with how these financial liabilities are managed. All other amounts represent undiscounted cash flows payable by the Group or Company arising from its financial liabilities to their earliest contractual maturities as at 31 December 2025 and 31 December 2024. Repayments of financial liabilities that are subject to immediate notice are treated as if notice were given immediately and are classified as on demand. This presentation is considered by the Group and Company to appropriately reflect the liquidity risk arising from those financial liabilities, and is consistent with how the liquidity risk on these financial liabilities is managed by the Group and Company.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions

Group

31 December 2025	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	1	—	—	—	—	—	**1**
Trading financial liabilities:							
Derivatives	288,506	—	—	—	—	—	**288,506**
Other	48,718	—	—	—	—	—	**48,718**
Secured borrowing	107,829	10,940	4,659	8,074	3,701	79	**135,282**
Trade and other payables	91,746	—	2	174	80	17	**92,019**
Debt and other borrowings	6,264	414	7,239	3,232	38,740	8,540	**64,429**
Subordinated debt	—	44	87	670	11,520	5,957	**18,278**
Total financial liabilities	**543,064**	**11,398**	**11,987**	**12,150**	**54,041**	**14,593**	**647,233**
Unrecognised financial instruments							
Guarantees	317	—	—	—	—	—	**317**
Loan commitments	21	—	—	—	—	—	**21**
Other commitments	13	—	—	—	—	—	**13**
Unsettled securities purchased under agreements to resell[1]	53,992	221	—	2,731	2,339	—	**59,283**
Total unrecognised financial instruments	**54,343**	**221**	**—**	**2,731**	**2,339**	**—**	**59,634**
31 December 2024							
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	285,318	—	—	—	—	—	**285,318**
Other	33,738	—	—	—	—	—	**33,738**
Secured borrowing	83,144	9,358	3,976	6,692	2,301	106	**105,577**
Trade and other payables	77,412	—	41	412	15	22	**77,902**
Debt and other borrowings	2,557	356	1,853	3,355	26,445	6,017	**40,583**
Subordinated debt	—	235	64	475	7,936	6,231	**14,941**
Total financial liabilities	**482,171**	**9,949**	**5,934**	**10,934**	**36,697**	**12,376**	**558,061**
Unrecognised financial instruments							
Guarantees	357	—	—	—	—	—	**357**
Loan commitments	207	—	—	—	—	—	**207**
Other commitments	16	—	—	—	—	—	**16**
Unsettled securities purchased under agreements to resell[1]	43,249	1,905	275	1,280	1,079	—	**47,788**
Total unrecognised financial instruments	**43,829**	**1,905**	**275**	**1,280**	**1,079**	**—**	**48,368**

[1] The Company enters into forward starting reverse repurchase agreements (agreements which have a trade date at or prior to 31 December and settle subsequent to period end).

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions   Company

31 December 2025	On demand	Less than 1 month	1 month - 3 months	3 months - 1 year	1 year - 5 years	Greater than 5 years	Total
Financial liabilities							
Bank loans and overdrafts	1	—	—	—	—	—	**1**
Trading financial liabilities:							
Derivatives	288,506	—	—	—	—	—	**288,506**
Other	48,718	—	—	—	—	—	**48,718**
Secured borrowing	107,829	10,940	4,659	8,074	3,701	—	**135,203**
Trade and other payables	91,756	—	1	174	73	17	**92,021**
Debt and other borrowings	6,263	415	7,241	3,241	38,714	8,541	**64,415**
Subordinated debt	—	44	87	670	11,520	5,957	**18,278**
Total financial liabilities	**543,073**	**11,399**	**11,988**	**12,159**	**54,008**	**14,515**	**647,142**
Unrecognised financial instruments							
Guarantees	317	—	—	—	—	—	**317**
Loan commitments	21	—	—	—	—	—	**21**
Other commitments	13	—	—	—	—	—	**13**
Unsettled securities purchased under agreements to resell[1]	53,992	221	—	2,731	2,339	—	**59,283**
Total unrecognised financial instruments	**54,343**	**221**	**—**	**2,731**	**2,339**	**—**	**59,634**

31 December 2024							
Financial liabilities							
Bank loans and overdrafts	2	—	—	—	—	—	**2**
Trading financial liabilities:							
Derivatives	285,318	—	—	—	—	—	**285,318**
Other	33,738	—	—	—	—	—	**33,738**
Secured borrowing	83,144	9,358	3,976	6,692	2,183	—	**105,353**
Trade and other payables	77,422	—	41	412	15	22	**77,912**
Debt and other borrowings	2,557	357	1,854	3,364	26,460	6,017	**40,609**
Subordinated debt	—	235	64	475	7,936	6,231	**14,941**
Total financial liabilities	**482,181**	**9,950**	**5,935**	**10,943**	**36,594**	**12,270**	**557,873**
Unrecognised financial instruments							
Guarantees	357	—	—	—	—	—	**357**
Loan commitments	207	—	—	—	—	—	**207**
Other commitments	16	—	—	—	—	—	**16**
Unsettled securities purchased under agreements to resell[1]	43,249	1,905	275	1,280	1,079	—	**47,788**
Total unrecognised financial instruments	**43,829**	**1,905**	**275**	**1,280**	**1,079**	**—**	**48,368**

The Group does not expect that all of the cash flows associated with financial guarantees, letters of credits and loan commitments will be required.

26.4 Operational Risk

26.4.1 Priority Non Financial Risks ("NFRs") Pathways and End Risks

The MSI Group has an annual structured process in place to determine its Priority Non-Financial Risks ("PNFR") End Risks which are risks of particular significance to the Group (based on a number of factors, including the level of inherent risk and the output of the risk identification process). Pathways are defined as

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

a means or threat by which a detrimental impact to the firm, markets or clients is generated. End Risks are defined as the final manifestation of risks and/or an event with a frequency or magnitude that has definitive business impact.

The MSI Group's Second Line Non-Financial Risk Organisation reviews PNFR data elements and form an understanding of the risk issues within the business units and infrastructure areas. 2Lod NFR Department propose additions, edits, and deletions of the MSI Group's PNFRs End Risk and Pathways, supported by the assessment of relevant information and analytics. These proposals are presented to the governance committees (refer to Note 26.4.4) to review, challenge and ultimately to recommend for adoption by the MSI Board.

As of 31 December 2025, the MSI Group Board approved PNFRs Pathways and End Risks are as follows:

Pathways:

- Cyber

- Third Party

- Conduct

- Technology

End Risks:

- Business Disruption and Resilience

- Financial Crimes

- Information Security

- Market Abuse and Trading Practices

- Reporting Errors

- Sales Practice, Product and Investment Advisory Risk

- Transaction Processing and Execution

- Unauthorised Trading, Theft and Fraud

26.4.2 Risk Management and Measurement

A variety of risk processes and mitigants are used to manage operational risk exposures. These include a strong governance framework, a comprehensive risk management programme and insurance.

Operational risks and associated risk exposures are assessed relative to the risk tolerance established by the Board and are prioritised accordingly.

26.4.3 Risk Mitigation

The breadth and variety of operational risks are such that the types of mitigating activities are wide-ranging. Examples of such activities include continuous enhancement of defences against cyber-attacks; maintaining global programmes for Business Continuity Management and Disaster Recovery; use of legal agreements and contracts to transfer and/or limit operational risk exposures; due diligence; implementation of enhanced policies and procedures; exception management processing controls; and segregation of duties.

The Operational Risk Department ("ORD") provides second line independent oversight of operational risk management as part of the Non-Financial Risk department and independently identifying, measuring, monitoring, reporting, challenging and escalating non-financial risks across the MSI Group. The ORD works with the Business Units and control groups to help ensure a transparent, consistent and comprehensive framework for managing operational risk within each area and across the MSI Group. The ORD scope includes oversight of the technology and data risk management programmes (e.g. cybersecurity), fraud risk management and prevention programme and a third-party risk management programme.

26.4.4 Operational Risk Governance

The responsibilities of key individuals and committees for the governance of Operational Risk, up to and including the MSI Board, are clearly understood and followed throughout the MSI Group. The implementation and operation of the Operational Risk Framework is overseen by forums at different levels in the MSI Group's governance structure. Key forums are:

- The EMEA Operational Risk Oversight Committee

- The EMEA Non-Financial Risk Management Committee

- The EMEA Risk Committee

- The MSI Risk and Audit Committees

Committees and governance forums that provide oversight of particular Priority NFR End Risks, Pathways, Risk Themes and the effectiveness of their respective management frameworks include:

- EMEA Third Party Governance Committee

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

- EMEA Electronic Trading Governance Committee

26.4.5 Operational Risk Framework

The Morgan Stanley Group's Operational Risk Policy and MSI Group's Operational Risk Policy Supplement and Procedures are renewed at least annually to articulate clearly the current design and implementation of the Operational Risk Management Framework. In particular:

- Key elements of the framework covered by the Morgan Stanley Group's Operational Risk Management Policy include: Risk Appetite and Tolerance; Risk Assessment and Remediation; Scenario Analysis; Operational Risk Incident Management; Industry Incident Data; Operational Risk Metrics; Risk Measurement and Operational Risk Modelling; and Reporting and Escalation; and

- Key elements of the Framework covered by the MSI Group's Operational Risk Policy Supplement include: Horizon Scanning; Remote Booking; Governance; and Roles and Responsibilities; and

- Underlying Procedures set out in detail the key processes which underpin the framework. In particular: the EMEA Escalation & Notification procedures; the Non-Financial Risk Assessment ("NFRA"); identification of Horizon Risks and the Scenario Analysis workshops for Priority NFRs.

26.4.6 Operational Risk Reporting, Management Information and Escalation

Reporting and management information provide awareness and escalation of Operational Risk levels up through the governance chain, ensuring appropriate budget to address control environment concerns, and enabling the MSI Group's senior management and the Board to take action if Operational Risk becomes elevated within risk tolerance levels. Key management information reports include:

- Escalated incidents on a weekly basis;

- Lessons learned for selected incidents including the actions planned or taken to mitigate the Operational Risk going forward;

- Overall incident trends, emerging risks and outsourcing;

- Operational Risk capital updates;

- Operational Risk levels versus tolerance and key remedial actions and timelines.

26.4.7 Business Continuity Management and Disaster Recovery

MSI Group's critical processes and businesses could be disrupted by events including cyberattacks, failure or loss of access to technology and/or associated data, military conflicts, acts of terror, natural disasters, severe weather events and infectious disease. Morgan Stanley maintains a firmwide resilience programme that is designed to provide for operational resilience and enable it to respond to disruptions impacting our people, technology, facilities and third parties and recover critical processes and supporting assets. The key elements of MSI Group's resilience programme include business continuity management, technology disaster recovery, third party resilience and key business service resilience. Resilience testing is performed both internally and with critical third parties to validate recovery capability in accordance with business requirements. MSI Group is subject to the operational resilience requirements of the FCA and the PRA. The UK regulatory requirements are incorporated within the broader firmwide resilience programme.

Morgan Stanley's Firm Resilience organisation is responsible for maintaining global programmes for Business Continuity Management and Disaster Recovery. The programmes are designed to identify key risks and threats to the Group's operational resiliency to ensure that recovery strategies and required resources are in place for the resumption of critical business functions following a disaster or other business interruption. Disaster recovery plans are in place for critical technology assets and resources on a MSI Group-wide basis, and redundancies are built into the systems as deemed appropriate.

26.4.8 Third-party Risk Management

Exposures to services provided by third parties including external vendors are managed through a variety of means, such as, the performance of due diligence, consideration of operational risk, implementation of service level and other contractual agreements, and ongoing monitoring of third parties' performance. The MSI Group maintains a third-party risk management programme with policies, organisation,

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

governance and supporting technology that aligns with our risk tolerance and is designed to meet regulatory requirements.

The MSI Group, principally through the Legal and Compliance Division, has established procedures based on legal and regulatory requirements on a worldwide basis that are designed to facilitate compliance with applicable statutory and regulatory requirements and to require that the MSI Group's policies relating to business conduct, ethics and practices are followed globally.

In addition, the MSI Group has established procedures to mitigate the risk that a counterparty's performance obligations will be unenforceable, including consideration of counterparty legal authority and capacity, adequacy of legal documentation, the permissibility of a transaction under applicable law and whether applicable bankruptcy or insolvency laws limit or alter contractual remedies.

27. TRANSFERS OF FINANCIAL ASSETS, INCLUDING PLEDGES OF COLLATERAL

Transferred Financial Assets that are not Derecognised in Their Entirety

In the ordinary course of business, the Group and Company enter into various arrangements including selling securities under agreements to repurchase, purchasing securities under agreements to resell, securities borrowed and securities loaned to, amongst other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Group and Company's inventory positions.

The Group and Company pledges certain financial instruments to collateralise repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as trading financial instruments (pledged to various parties) in the statement of financial position. The Group and Company has determined that it retains substantially all the risks and rewards of these financial instruments including credit risk, settlement risk, country risk and market risk, and therefore has not derecognised them. In addition, it recognises a financial liability in respect of the consideration received.

Other financial assets transferred that continue to be recognised for accounting purposes include pledges of securities as collateral for derivative transactions or otherwise, as well as certain sales of securities with related transactions, such as derivatives, that result in the Group and Company retaining substantially all the risks and rewards of the financial assets transferred. In addition, the Group and Company recognise a financial liability in respect of the consideration received.

All of these transactions are mostly conducted under standard agreements used by financial market participants and are undertaken with counterparties subject to the Group and Company's normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralisation of the positions. The carrying amount of the associated financial liabilities related to financial assets transferred that continue to be recognised is $63,065 million (2024: $49,612 million).

The following table presents those financial assets which have been sold or otherwise transferred, but which for accounting purposes remain recognised in the consolidated statement of financial position.

There was no difference between Company and Group in respect of the assets presented below at 31 December 2025 or 31 December 2024.

in $ millions	2025	2024
Trading financial assets		
Debt securities	23,751	15,809
Equity instruments	66,895	47,470
	90,646	**63,279**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

28. FINANCIAL ASSETS ACCEPTED AS COLLATERAL

The Group and Company's policy is generally to take possession of securities received as collateral, securities purchased under agreements to resell and securities borrowed. The Group and Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralised. Where deemed appropriate, the Group and Company agreements with third parties specify its rights to request additional collateral. These transactions are generally conducted under standard documentation used by financial market participants.

The fair value of collateral accepted under these arrangements for Group and Company as at 31 December 2025 was $490,151 million (2024: 371,993). Of this amount, $428,927 million (2024: $329,229 million) has been sold or repledged to third parties in connection with financing activities, or to comply with commitments under short sale transactions.

29. FINANCIAL ASSETS AND FINANCIAL LIABILITIES SUBJECT TO OFFSETTING

In order to manage credit exposure arising from its business activities, the Group and Company apply various credit risk management policies and procedures, see note 26 for further details. Primarily in connection with securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed and securities loaned transactions and derivative transactions, the Group and Company enter into master netting arrangements and collateral arrangements with their counterparties. These agreements provide the Group and Company with the right, in the ordinary course of business and / or in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), to net a counterparty's rights and obligations under such agreement and, in the event of counterparty default, set off collateral held by the Group or Company against the net amount owed by the counterparty.

However, in certain circumstances, the Group and Company may not have such an agreement in place; the relevant insolvency regime (which is based on type of counterparty of the entity and the jurisdiction of organisation of the counterparty) may not support the enforceability of the agreement; or the Group and Company may not have sought legal advice to support the enforceability of the agreement.

In the statement of financial position, financial assets and financial liabilities are only offset and presented on a net basis where there is a current legally enforceable right to set off the recognised amounts and an intention to either settle on a net basis or to realise the asset and the liability simultaneously. In the absence of such conditions, financial assets and financial liabilities are presented on a gross basis.

The following tables present information about the offsetting of financial instruments and related collateral amounts. The tables do not include information about financial instruments that are subject only to a collateral agreement. The effect of master netting arrangements, collateral agreements and other credit enhancements, on the Group and Company's exposure to credit risk is disclosed in note 26.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Group

in $ millions	Gross amounts	Amount offset Counterparty netting	Amount offset Derivatives Cash collateral netting [1]	Net amounts	Amounts not offset Financial instruments	Amounts not offset Cash collateral	Net exposure [2]	Not subject to legally enforceable master netting agreement
31 December 2025								
Secured Financing:								
Cash collateral on securities borrowed	37,570	(14,418)	—	23,152	(22,442)	—	710	26
Securities purchased under agreement to resell	238,738	(135,055)	—	103,683	(103,258)	—	425	412
Other secured financing	17,138	(6,104)	—	11,034	(11,034)	—	—	—
Trading financial assets - derivatives	541,809	(255,966)	(6,376)	279,467	(240,069)	(27,098)	12,300	1,303
Total Assets	**835,255**	**(411,543)**	**(6,376)**	**417,336**	**(376,803)**	**(27,098)**	**13,435**	**1,741**
Secured borrowing:								
Cash collateral on securities loaned	58,491	(14,418)	—	44,073	(44,038)	—	35	—
Securities sold under agreement to repurchase	199,424	(135,055)	—	64,369	(63,506)	—	863	787
Other secured borrowing	27,663	(6,104)	—	21,559	(21,559)	—	—	—
Trading financial liabilities - derivatives	550,795	(255,966)	(6,323)	288,506	(245,342)	(27,563)	15,601	1,649
Total Liabilities	**836,373**	**(411,543)**	**(6,323)**	**418,507**	**(374,445)**	**(27,563)**	**16,499**	**2,436**
31 December 2024								
Secured Financing:								
Cash collateral on securities borrowed	21,654	(8,493)	—	13,161	(12,626)	—	535	207
Securities purchased under agreement to resell	197,340	(107,507)	—	89,833	(89,533)	—	300	263
Other secured financing	15,627	(3,168)	—	12,459	(12,413)	—	46	—
Trading financial assets - derivatives	530,549	(228,594)	(20,749)	281,206	(242,205)	(28,106)	10,895	2,192
Total Assets	**765,170**	**(347,762)**	**(20,749)**	**396,659**	**(356,777)**	**(28,106)**	**11,776**	**2,662**
Secured borrowing:								
Cash collateral on securities loaned	36,033	(8,493)	—	27,540	(27,539)	—	1	—
Securities sold under agreement to repurchase	153,509	(107,507)	—	46,002	(45,762)	—	240	195
Other secured borrowing	30,019	(3,168)	—	26,851	(26,807)	—	44	—
Trading financial liabilities - derivatives	521,493	(228,593)	(7,582)	285,318	(243,995)	(27,195)	14,128	2,195
Total Liabilities	**741,054**	**(347,761)**	**(7,582)**	**385,711**	**(344,103)**	**(27,195)**	**14,413**	**2,390**

(1) Derivatives cash collateral netting relates to the margin posted or received being offset against the derivative balance where all offsetting criteria is met. All Cash Collateral are recognised within Trade and other receivables and Trade and other payables whether it is offset or not and represents the total variation margin paid or received by counterparties.

(2) Of the residual net credit exposure, Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $3,584 million (31 December 2024: $11,886 million) related to Trade and Other Receivables and Trade and Other Payables, to be offset in the ordinary course of business and/or in the event of default by certain Morgan Stanley counterparties.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Company

in $ millions	Gross amounts	Amount offset Counterparty netting	Amount offset Derivatives Cash collateral netting [1]	Net amounts	Amounts not offset Financial instruments	Amounts not offset Cash collateral	Net exposure [2]	Not subject to legally enforceable master netting agreement
31 December 2025								
Secured Financing:								
Cash collateral on securities borrowed	37,570	(14,418)	—	23,152	(22,442)	—	710	26
Securities purchased under agreement to resell	238,738	(135,055)	—	103,683	(103,258)	—	425	412
Other secured financing	17,138	(6,104)	—	11,034	(11,034)	—	—	—
Trading financial assets - derivatives	541,809	(255,966)	(6,376)	279,467	(240,069)	(27,098)	12,300	1,303
Total Assets	**835,255**	**(411,543)**	**(6,376)**	**417,336**	**(376,803)**	**(27,098)**	**13,435**	**1,741**
Secured borrowing:								
Cash collateral on securities loaned	58,491	(14,418)	—	44,073	(44,038)	—	35	—
Securities sold under agreement to repurchase	199,424	(135,055)	—	64,369	(63,506)	—	863	787
Other secured borrowing	27,663	(6,104)	—	21,559	(21,559)	—	—	—
Trading financial liabilities - derivatives	550,795	(255,966)	(6,323)	288,506	(245,342)	(27,563)	15,601	1,649
Total Liabilities	**836,373**	**(411,543)**	**(6,323)**	**418,507**	**(374,445)**	**(27,563)**	**16,499**	**2,436**
31 December 2024								
Secured Financing:								
Cash collateral on securities borrowed	21,654	(8,493)	—	13,161	(12,626)	—	535	207
Securities purchased under agreement to resell	197,340	(107,507)	—	89,833	(89,533)	—	300	263
Other secured financing	15,627	(3,168)	—	12,459	(12,413)	—	46	—
Trading financial assets - derivatives	530,549	(228,594)	(20,749)	281,206	(242,205)	(28,106)	10,895	2,192
Total Assets	**765,170**	**(347,762)**	**(20,749)**	**396,659**	**(356,777)**	**(28,106)**	**11,776**	**2,662**
Secured borrowing:								
Cash collateral on securities loaned	36,033	(8,493)	—	27,540	(27,539)	—	1	—
Securities sold under agreement to repurchase	153,509	(107,507)	—	46,002	(45,762)	—	240	195
Other secured borrowing	30,019	(3,168)	—	26,851	(26,807)	—	44	—
Trading financial liabilities - derivatives	521,493	(228,593)	(7,582)	285,318	(243,995)	(27,195)	14,128	2,195
Total Liabilities	**741,054**	**(347,761)**	**(7,582)**	**385,711**	**(344,103)**	**(27,195)**	**14,413**	**2,390**

(1) Derivatives cash collateral netting relates to the margin posted or received being offset against the derivative balance where all offsetting criteria is met. All Cash Collateral are recognised within Trade and other receivables and Trade and other payables whether it is offset or not and represents the total variation margin paid or received by counterparties.

(2) Of the residual net credit exposure, Intercompany cross-product legally enforceable netting arrangements are in place which would allow for an additional $3,553 million (31 December 2024: $11,867 million) related to Trade and Other Receivables and Trade and Other Payables, to be offset in the ordinary course of business and/or in the event of default by certain Morgan Stanley counterparties.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

30. FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

30.1 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the carrying value of the Group's financial assets and financial liabilities recognised at fair value on a recurring basis, classified according to the fair value hierarchy. At 31 December 2025 and 31 December 2024, there were no significant differences between Group and Company in respect of the below table.

Group 2025 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	14,287	232	27	**14,546**
Corporate and other debt	3,451	7,756	1,266	**12,473**
Corporate equities	107,838	1,299	179	**109,316**
Derivatives:				
Interest rate contracts	—	68,927	701	**69,628**
Credit contracts	—	12,037	124	**12,161**
Foreign exchange and gold contracts	—	111,798	302	**112,100**
Equity contracts	4,367	72,251	884	**77,502**
Commodity contracts	23	7,889	164	**8,076**
Total trading financial assets	**129,966**	**282,189**	**3,647**	**415,802**
Secured financing:				
Cash collateral on securities borrowed	—	23,152	—	**23,152**
Securities purchased under agreements to resell	—	103,460	223	**103,683**
Other secured financing	—	11,034	—	**11,034**
Total secured financing	**—**	**137,646**	**223**	**137,869**
Loans and advances - corporate loans	**—**	**9**	**—**	**9**
Investment securities - corporate equities	**—**	**—**	**13**	**13**
Trade and other receivables:				
Prepaid OTC contracts	—	81	—	**81**
Other	—	61	—	**61**
Total trade and other receivables	**—**	**142**	**—**	**142**
Total financial assets measured at fair value	**129,966**	**419,986**	**3,883**	**553,835**
Trading financial liabilities:				
Government debt securities	6,449	23	—	**6,472**
Corporate and other debt	1,339	2,650	43	**4,032**
Corporate equities	38,194	15	5	**38,214**
Derivatives:				
Interest rate contracts	3	65,082	1,145	**66,230**
Credit contracts	—	11,811	60	**11,871**
Foreign exchange and gold contracts	2	110,691	330	**111,023**
Equity contracts	2,251	87,055	1,770	**91,076**
Commodity contracts	37	8,115	154	**8,306**
Total trading financial liabilities	**48,275**	**285,442**	**3,507**	**337,224**
Secured borrowing:				
Cash collateral on securities loaned	—	26,923	—	**26,923**
Securities sold under agreements to repurchase	—	26,255	—	**26,255**
Other secured borrowing	—	21,559	—	**21,559**
Total secured borrowing	**—**	**74,737**	**—**	**74,737**
Trade and other payables - prepaid OTC contracts	**—**	**248**	**—**	**248**
Debt and other borrowings - issued structured notes	**—**	**21,652**	**50**	**21,702**
Total financial liabilities measured at fair value	**48,275**	**382,079**	**3,557**	**433,911**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Company 2025 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	14,287	232	27	**14,546**
Corporate and other debt	3,451	7,677	1,266	**12,394**
Corporate equities	107,838	1,299	179	**109,316**
Derivatives:				
Interest rate contracts	—	68,927	701	**69,628**
Credit contracts	—	12,037	124	**12,161**
Foreign exchange and gold contracts	—	111,798	302	**112,100**
Equity contracts	4,367	72,251	884	**77,502**
Commodity contracts	23	7,889	164	**8,076**
Total trading financial assets	**129,966**	**282,110**	**3,647**	**415,723**
Secured financing:				
Cash collateral on securities borrowed	—	23,152	—	**23,152**
Securities purchased under agreements to resell	—	103,460	223	**103,683**
Other secured financing	—	11,034	—	**11,034**
Total secured financing	**—**	**137,646**	**223**	**137,869**
Loans and advances - corporate loans	—	9	—	**9**
Investment securities - corporate equities	**—**	**—**	**12**	**12**
Trade and other receivables:				
Prepaid OTC contracts	—	81	—	**81**
Other	—	61	—	**61**
Total trade and other receivables	**—**	**142**	**—**	**142**
Total financial assets measured at fair value	**129,966**	**419,907**	**3,882**	**553,755**
Trading financial liabilities:				
Government debt securities	6,449	23	—	**6,472**
Corporate and other debt	1,339	2,650	43	**4,032**
Corporate equities	38,194	15	5	**38,214**
Derivatives:				
Interest rate contracts	3	65,082	1,145	**66,230**
Credit contracts	—	11,811	60	**11,871**
Foreign exchange and gold contracts	2	110,691	330	**111,023**
Equity contracts	2,250	87,056	1,770	**91,076**
Commodity contracts	37	8,115	154	**8,306**
Total trading financial liabilities	**48,274**	**285,443**	**3,507**	**337,224**
Secured borrowing:				
Cash collateral on securities loaned	—	26,923	—	**26,923**
Securities sold under agreements to repurchase	—	26,255	—	**26,255**
Other secured borrowing	—	21,559	—	**21,559**
Total secured borrowing	**—**	**74,737**	**—**	**74,737**
Trade and other payables - prepaid OTC contracts	**—**	**248**	**—**	**248**
Debt and other borrowings - issued structured notes	**—**	**21,652**	**50**	**21,702**
Total financial liabilities measured at fair value	**48,274**	**382,080**	**3,557**	**433,911**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Group 2024 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	6,293	5,867	16	**12,176**
Corporate and other debt	—	7,115	790	**7,905**
Corporate equities	68,236	300	30	**68,566**
Derivatives:				
Interest rate contracts	9	70,459	350	**70,818**
Credit contracts	—	10,286	199	**10,485**
Foreign exchange and gold contracts	—	137,251	710	**137,961**
Equity contracts	1,473	55,009	798	**57,280**
Commodity contracts	308	4,300	54	**4,662**
Total trading financial assets	**76,319**	**290,587**	**2,947**	**369,853**
Secured financing:				
Cash collateral on securities borrowed	—	13,161	—	**13,161**
Securities purchased under agreements to resell	—	89,122	711	**89,833**
Other secured financing	—	12,459	—	**12,459**
Total secured financing	**—**	**114,742**	**711**	**115,453**
Loans and advances - corporate loans	—	7	—	**7**
Investment securities - corporate equities	**—**	**15**	**12**	**27**
Trade and other receivables:				
Prepaid OTC contracts	—	132	133	**265**
Other	—	294	—	**294**
Total trade and other receivables	**—**	**426**	**133**	**559**
Total financial assets measured at fair value	**76,319**	**405,777**	**3,803**	**485,899**
Trading financial liabilities:				
Government debt securities	4,625	1,529	10	**6,164**
Corporate and other debt	—	2,669	3	**2,672**
Corporate equities	24,858	39	5	**24,902**
Derivatives:				
Interest rate contracts	13	71,111	586	**71,710**
Credit contracts	—	9,799	130	**9,929**
Foreign exchange and gold contracts	7	136,226	714	**136,947**
Equity contracts	636	60,166	1,098	**61,900**
Commodity contracts	207	4,572	53	**4,832**
Total trading financial liabilities	**30,346**	**286,111**	**2,599**	**319,056**
Secured borrowing:				
Cash collateral on securities loaned	—	20,688	—	**20,688**
Securities sold under agreements to repurchase	—	19,198	—	**19,198**
Other secured borrowing	—	26,851	—	**26,851**
Total secured borrowing	**—**	**66,737**	**—**	**66,737**
Trade and other payables - prepaid OTC contracts	**—**	**215**	**133**	**348**
Debt and other borrowings - issued structured notes	**—**	**15,897**	**117**	**16,014**
Total financial liabilities measured at fair value	**30,346**	**368,960**	**2,849**	**402,155**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Company 2024 in $ millions	Quoted prices in active market (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading financial assets:				
Government debt securities	6,293	5,867	16	**12,176**
Corporate and other debt	—	6,898	783	**7,681**
Corporate equities	68,236	300	30	**68,566**
Derivatives:				
Interest rate contracts	9	70,459	350	**70,818**
Credit contracts	—	10,286	199	**10,485**
Foreign exchange and gold contracts	—	137,251	710	**137,961**
Equity contracts	1,473	55,009	798	**57,280**
Commodity contracts	308	4,300	54	**4,662**
Total trading financial assets	**76,319**	**290,370**	**2,940**	**369,629**
Secured financing:				
Cash collateral on securities borrowed	—	13,161	—	**13,161**
Securities purchased under agreements to resell	—	89,122	711	**89,833**
Other secured financing	—	12,459	—	**12,459**
Total secured financing	**—**	**114,742**	**711**	**115,453**
Loans and advances - corporate loans	—	7	—	**7**
Investment securities - corporate equities	**—**	**14**	**12**	**26**
Trade and other receivables:				
Prepaid OTC contracts	—	132	133	**265**
Other	—	294	—	**294**
Total trade and other receivables	**—**	**426**	**133**	**559**
Total financial assets measured at fair value	**76,319**	**405,559**	**3,796**	**485,674**
Trading financial liabilities:				
Government debt securities	4,625	1,529	10	**6,164**
Corporate and other debt	—	2,669	3	**2,672**
Corporate equities	24,858	39	5	**24,902**
Derivatives:				
Interest rate contracts	13	71,111	586	**71,710**
Credit contracts	—	9,799	130	**9,929**
Foreign exchange and gold contracts	7	136,226	714	**136,947**
Equity contracts	636	60,166	1,098	**61,900**
Commodity contracts	207	4,572	53	**4,832**
Total trading financial liabilities	**30,346**	**286,111**	**2,599**	**319,056**
Secured borrowing:				
Cash collateral on securities loaned	—	20,688	—	**20,688**
Securities sold under agreements to repurchase	—	19,198	—	**19,198**
Other secured borrowing	—	26,851	—	**26,851**
Total secured borrowing	**—**	**66,737**	**—**	**66,737**
Trade and other payables - prepaid OTC contracts	**—**	**215**	**133**	**348**
Debt and other borrowings - issued structured notes	**—**	**15,897**	**117**	**16,014**
Total financial liabilities measured at fair value	**30,346**	**368,960**	**2,849**	**402,155**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

The Group's valuation approach and fair value hierarchy categorisation for certain significant classes of financial instruments recognised at fair value on a recurring basis is as follows:

30.1.1 Government Debt Securities

US Treasury Securities

Valuation Technique:

- Fair value is determined using quoted market prices

Valuation Hierarchy Classification:

- Level 1 - as actively traded and inputs are observable

Non US Government Obligations

Valuation Technique:

- Fair value is determined using quoted prices in active markets when available. When not available, quoted prices in less-active markets are used. In the absence of position-specific quoted prices, fair value may be determined through benchmarking from comparable instruments.

Valuation Hierarchy Classification:

- Level 1 – if actively traded and prices are observable

- Level 2 – if the market is less active or prices are dispersed

- Level 3 – in instances where the trading activity is limited or prices are unobservable

30.1.2 Corporate and Other Debt and Corporate Loans

Mortgage- and Asset-backed Securities ("MABS")

Valuation Technique:

- MABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers.

- When position-specific external price data are not observable, the fair value determination may require benchmarking to comparable instruments, and/or analysing ECL, default and recovery rates, and/or applying discounted cash flow techniques. When evaluating the comparable instruments for use in the valuation of each security, security collateral-specific attributes, including

payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity, are considered. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are considered.

- Market standard cash flow models may be utilised to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category.

- Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments

- Level 3 – if external prices or significant spread inputs are unobservable, or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance or other inputs

Supranational and Government Regional Bonds

Valuation Technique:

- Fair value is determined using quoted prices in active markets when available. When not available, quoted prices in less-active markets are used. In the absence of position-specific quoted prices, fair value may be determined through benchmarking from comparable instruments.

Valuation Hierarchy Classification:

- Level 1 – if actively traded and prices are observable

- Level 2 – if the market is less active or prices are dispersed

- Level 3 – in instances where the trading activity is limited or prices are unobservable

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

30.1.3 Corporate Bonds

Valuation Techniques:

- Fair value is determined using recently executed transactions, market price quotations, bond spreads and CDS spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments

- The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference comparable issuers are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to comparable instruments or cash flow models with yield curves, bond or single-name CDS spreads and recovery rates as significant inputs.

Valuation Hierarchy Classification:

- Level 2 – if value based on observable market data for comparable instruments

- Level 3 – in instances where prices or significant spread inputs are unobservable or not supported by market liquidity if the comparability assessment involves significant sensitivity

30.1.4 Collateralised Debt Obligations ("CDO")

Valuation Techniques:

- The Group holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of single name CDS spreads collateralised by corporate bonds ("credit-linked notes") or cash portfolio of asset-backed securities/loans ("asset-backed CDOs")

- Credit correlation, a primary input used to determine the fair value of credit-linked notes, is usually unobservable and derived using a benchmarking technique. Other model inputs, such as credit spreads, including collateral spreads, and interest rates are typically observable

- Asset-backed CDOs are valued based on an evaluation of the market and model input parameters sourced from comparable instruments as indicated by market activity. Each asset-backed CDO position is evaluated

independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures and liquidity

Valuation Hierarchy Classification:

- Level 2 – when either comparable market transactions are observable, or credit correlation input is insignificant

- Level 3 – when either comparable market transactions are unobservable, or the credit correlation input is significant

30.1.5 Loans and Lending Commitments

Valuation Techniques:

- Fair value of corporate loans is determined using recently executed transactions, market price quotations (where observable), implied yields from comparable debt, market observable CDS spread levels obtained from independent external parties adjusted for any basis difference between cash and derivative instruments, along with proprietary valuation models and default recovery analysis where such transactions and quotations are unobservable

Valuation Hierarchy Classifications:

- Level 2 – if value based on observable market data for comparable instruments

- Level 3 – in instances where significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity

30.1.6 Corporate Equities and Equity Investments

Valuation Techniques:

- Exchange traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied

- Unlisted equity securities are generally valued based on an assessment of each security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

- Listed fund units are generally marked to the exchange-traded price if actively traded or Net Asset Value ("NAV") if not. Unlisted fund units are generally marked to NAV

Valuation Hierarchy Classification:

- Level 1 – actively traded exchange-traded securities and fund units

- Level 2 – if not actively traded, inputs are observable, or if undergoing a recent mergers and acquisitions event or corporate action;

- Level 3 – if not actively traded, inputs are observable, or if undergoing an aged mergers and acquisitions event or corporate action

30.1.7 Derivatives

Exchange-Traded Derivative Contracts

Valuation Techniques:

- Exchange-Traded derivatives that are actively traded are valued based on quoted prices from the exchange.

- Exchange-Traded derivatives that are not actively traded are valued using the same techniques as those applied to OTC derivatives.

Valuation Hierarchy Classification:

- Level 1 – when actively traded.

- Level 2 – when not actively traded.

- Level 3 - when not actively traded and inputs are unobservable.

OTC Derivative Contracts

Valuation Techniques:

- OTC derivative contracts include forward, swap and option contacts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices

- Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modelled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgement, since model inputs may be observed from actively quoted markets, as

is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Group are widely accepted by the financial services industry.

- More complex OTC derivative products are typically less liquid and require more judgement in the implementation of the valuation technique since direct trading activity or quotes are unobservable. This includes certain types of interest rate derivatives with both volatility and correlation exposure, equity, commodity or foreign currency derivatives that are either longer-dated or include exposure to multiple underlyings and credit derivatives, including credit default swaps on certain mortgage or asset-backed securities, basket CDS. Where required inputs are unobservable, relationships to observable data points, based on historical and/or implied observations, may be employed as a technique to estimate the model input values.

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant

- Level 3 – if the unobservable input is deemed significant

30.1.8 Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase and Cash Collateral on Securities Borrowed and Securities Loaned and Other Secured Financings and Secured Borrowings

Valuation Techniques:

- Fair value is computed using a standard cash flow discounting methodology

- The inputs to the valuation include contractual cash flows and collateral funding spreads, which are the incremental spread over the overnight indexed swap ("OIS") rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral)

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Valuation Hierarchy Classification:

- Level 2 – when the valuation inputs are observable and supported by market liquidity

- Level 3 – in instances where the valuation input is observable but not supported by market liquidity or if an unobservable inputs are deemed significant

30.1.9 Prepaid OTC Contracts and Issued Structured Notes

Valuation Techniques:

- The Group carries structured notes and prepaid OTC contracts which are primarily composed of instruments whose payments and redemption values are linked to the performance of a specific index, a basket of stocks, a specific security, a commodity, a credit exposure or basket of credit exposures, and instruments with various interest-rate-related features including step-ups, step-downs, and zero coupons

- Fair value is determined using valuation models for the derivative and debt portions of the instruments. These models incorporate observable inputs referencing identical or comparable securities, including prices to which the instruments are linked, interest rate yield curve, option volatility and currency rates, and commodity or equity prices

- Independent, external and traded prices for the instruments are considered as well as the impact of the Company's own credit spreads which are based on observed secondary bond market spreads

Valuation Hierarchy Classification:

- Level 2 – when valued using observable inputs, or where the unobservable input is not deemed significant

- Level 3 – in instances where the unobservable inputs are deemed significant

30.2 Transfers Between Level 1 and Level 2 of the Fair Value Hierarchy for Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

During the year, the increase in the Group and Company Level 1 balances on Government debt securities and Corporate and other debt includes both increased trading balances and the reclassification of $5,243 million (2024: $519 million of European government debt assets reclassified from Level 1 to Level 2) in assets and $1,885 million (2024: $330 million of government debt securities) in liabilities from Level 2 to Level 1 due to an increased level of observable transactions.

30.3 Changes in Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following tables present the changes in the fair value of the Group's Level 3 financial assets and financial liabilities for the years ended 31 December 2025 and 31 December 2024. Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. The realised and unrealised gains/(losses) for assets and liabilities within the Level 3 category presented in the following tables do not reflect the related realised and unrealised gains/(losses) on hedging instruments that have been classified by the Group within the Level 1 and/or Level 2 categories.

There were no differences at 31 December 2025 or 31 December 2024 between Group and Company in respect of the table below.

Unrealised gains/(losses) during the year for assets and liabilities within the Level 3 category presented in the following tables herein may include changes in fair value during the period that were attributable to both observable and unobservable inputs.

The Morgan Stanley Group operates a number of intra-group policies to ensure that, where possible, revenues and related costs are matched. Where the trading positions included in the below table are risk managed using financial instruments held by other Morgan Stanley Group undertakings, these policies potentially result in the recognition of offsetting gains or losses in the Group.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions	2025	2024
TRADING FINANCIAL ASSETS		
Government debt securities		
Beginning balance	16	61
Total gains/(losses) recognised in the consolidated income statement[1]	(1)	(6)
Purchases	9	1
Sales	(7)	(5)
Gross transfers in[2]	20	2
Gross transfers out[2]	(10)	(37)
Ending balance	**27**	**16**
Unrealised gains/(losses)[3]	(1)	(3)
Corporate and other debt		
Beginning balance	790	1,338
Total losses recognised in the consolidated income statement[1]	(9)	(279)
Purchases	683	492
Sales	(294)	(247)
Gross transfers in[2]	248	138
Gross transfers out[2]	(152)	(652)
Ending balance	**1,266**	**790**
Unrealised gains/(losses)(3)	29	(150)
Corporate equities		
Beginning balance	30	68
Total gains/(losses) recognised in the consolidated income statement[1]	(9)	(65)
Purchases	69	20
Sales	(62)	(7)
Gross transfers in[2]	158	34
Gross transfers out[2]	(7)	(20)
Ending balance	**179**	**30**
Unrealised gains/(losses)[3]	(5)	—
Net derivative contracts[4]		
Beginning balance	(470)	(273)
Total (losses)/gains recognised in the consolidated income statement[1]	(329)	(127)
Purchases	465	321
Issuances	(745)	(541)
Settlements	(452)	194
Gross transfers in[2]	55	36
Gross transfers out[2]	192	(80)
Ending balance	**(1,284)**	**(470)**
Unrealised (losses)/gains[3]	(296)	39

in $ millions	2025	2024
SECURED FINANCING		
Securities purchased under agreements to resell		
Beginning balance	711	832
Purchases	223	711
Sales	(711)	(832)
Ending balance	**223**	**711**
INVESTMENT SECURITIES		
Corporate equities		
Beginning balance	12	126
Purchases	3	2
Sales	(2)	(116)
Ending balance	**13**	**12**
TRADE AND OTHER RECEIVABLES		
Prepaid OTC contracts		
Beginning balance	133	150
Total gains/(losses) recognised in the consolidated income statement[1]	(56)	(69)
Purchases	—	52
Sales	(77)	—
Ending balance	**—**	**133**
Unrealised gains/(losses)[3]	—	(69)
TRADING FINANCIAL LIABILITIES		
Government debt securities		
Beginning balance	10	1
Total gains recognised in the consolidated income statement[1]	—	(3)
Sales	—	9
Gross transfers in[2]	—	3
Gross transfers out[2]	(10)	—
Ending balance	**—**	**10**
Unrealised gains/(losses)[3]	—	(3)
Corporate and other debt		
Beginning balance	3	8
Purchases	(1)	(3)
Sales	41	1
Gross transfers out[2]	—	(3)
Ending balance	**43**	**3**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions	2025	2024
Corporate equities		
Beginning balance	5	12
Total losses recognised in the consolidated income statement[1]	—	(5)
Purchases	(5)	(3)
Sales	5	5
Gross transfers in[2]	(3)	1
Gross transfers out[2]	3	(5)
Ending balance	**5**	**5**
Unrealised (losses)/gains[3]	—	(4)
TRADE AND OTHER PAYABLES		
Prepaid OTC contracts		
Beginning balance	133	150
Total losses recognised in the consolidated income statement[1]	(56)	(69)
Issuances	—	52
Settlements	(77)	—
Ending balance	**—**	**133**
Unrealised losses[3]	—	(69)
DEBT AND OTHER BORROWINGS		
Issued structured notes		
Beginning balance	117	176
Total gains/(losses) recognised in the consolidated income statement[1]	22	(11)
Total gains/(losses) recognised in consolidated statement of comprehensive income[1]	1	1
Issuances	52	105
Settlements	(60)	(47)
Gross transfers in[2]	3	22
Gross transfers out[2]	(85)	(129)
Ending balance	**50**	**117**
Unrealised gains/(losses)	—	(19)

(1) The total gains or losses are recognised in the consolidated income statement as detailed in the financial instruments accounting policy (note 3c).

(2) For financial assets and financial liabilities that were transferred into or out of Level 3 during the year, gains or (losses) are presented as if the assets or liabilities had been transferred into or out of Level 3 as at the beginning of the year.

(3) Amounts represent unrealised gains or (losses) for the year ended 31 December 2024 related to assets and liabilities still outstanding at 31 December 2024. The unrealised gains or (losses) are recognised in the consolidated income statement or consolidated statement of comprehensive income as detailed in the financial instruments accounting policy (note 3c)

(4) Net derivative contracts represent trading financial liabilities derivative contracts net of trading financial assets - derivative contracts.

During the year, there were no material transfers from Level 3 to Level 2 in the Group and Company (2024: $652 million of Corporate and other debt securities from Level 3 to Level 2). There were no material transfers from Level 2 to Level 3 during the year and prior year.

30.4 Valuation of Level 3 Financial Assets and Liabilities Recognised at Fair Value on a Recurring Basis

The following disclosures provide information on the sensitivity of fair value measurements to key inputs and assumptions.

30.4.1 Quantitative information about and qualitative sensitivity of signficant unobservable inputs

The following table provides information on the valuation techniques, significant unobservable inputs and their ranges and averages for each material category of assets and liabilities measured at fair value on a recurring basis.

The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across groups in the financial services industry because of diversity in the types of products included in each group's inventory. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

There are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique. A single amount is disclosed when there is no significant difference between the minimum, maximum and average (weighted average or similar average/median).

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

31 December 2025	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
ASSETS			
Trading financial assets:			
Government debt securities	27	Comparable pricing	
		Comparable bond price	N/M (N/M)
Corporate and other debt:			
Mortgage and asset-backed securities	101	Comparable pricing	
		Comparable bond price	0 to 96 pts (51 pts)
Corporate bonds	731	Comparable pricing	
		Comparable bond price	1 to 153 pts (79 pts)
Loans and lending commitments	423	Comparable pricing	
		Comparable loan price	40 to 120 pts (86 pts)
Other Debt	—	Comparable pricing	
		Comparable bond price	N/M (N/M)
Corporate equities	179	Comparable pricing	
		Comparable equity price	100% (100%)
Investment securities:			
Corporate equities	13	Comparable pricing	
		Comparable equity price	N/M (N/M)
		Discounted Cash Flow	
		Implied Weighted Average Cost of Capital ("WACC")	N/M (N/M)
Secured financing			
Securities purchased under agreements to resell	223	Discounted cash flows	
		Funding spread	72 to 105 bps (95bps)
Trade and other receivables:			
Prepaid OTC contracts	—	Discounted cash flows	
		Loss Given Default	N/A (N/A)

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

31 December 2025	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
LIABILITIES			
Trading financial liabilities			
Corporate and other debt:	(43)		
		Option Model	
		Equity volatility	19% to 58% (43%)
		Equity volatility skew	-5% to 1%(0%)
		Equity correlation	21% to 90% (74%)
		Equity FX correlation	-48% to 90% (45%)
Net derivatives contracts:[2]			
Interest rate	(444)	Option Model	
		Inflation Volatility	32% to 67% (44%, 40%)
		Interest Rate Curve Correlation	75% to 89% (80%, 79%)
		Interest rate Volatility Skew	47% to 113% (88%, 97%)
		Currency Basis	N/M (N/M)
		Deal Contingent Probability	N/M (N/M)
		Bond Volatility	59 to 79 bps (71 bps, 71 bps)
Credit	65	Credit default swap model	
		Credit spread	2 to 300 bps (73 bps)
		Comparable pricing	
		Comparable bond price	1 to 96 pts (38 pts)
		Discounted cash flows	
		Funding spread	N/M (N/M)
Foreign exchange and gold[3]	(29)	Option model	
		Deal execution probability	95% to 95% (95%, 95%)
		Interest rate volatility skew	75% to 89% (80%, 79%)
		Foreign exchange volatility skew	5% to 14% (8%, 8%)
		Currency basis	-1% to 19%(2%,0%)
Equity	(886)	Option model	
		Equity volatility	3% to 108% (21%)
		Equity volatility skew	-11% to 2% (-2%)
		Equity correlation	0% to 100% (58%)
		Equity FX correlation	-90% to 60% (-25%)
Debt and other borrowings:			
Issued structured notes	(50)	Option model	
		Equity volatility	23% to 80% (44%)
		Equity volatility skew	-1% to 1% (-1%)
		Equity correlation	22% to 100% (78%)
		Equity FX correlation	-55% to 23% (-20%)
Trade and other payables:			
Prepaid OTC contracts	—	Discounted cash flow	
		Loss Given Default	N/A (N/A)

N/M - Not Material

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.
(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts
(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

31 December 2024	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
ASSETS			
Trading financial assets:			
Government debt securities	16	Comparable pricing	
		Comparable bond price	N/M(N/M)
Corporate and other debt:			
Mortgage and asset-backed securities	86	Comparable pricing	
		Comparable bond price	0 to 81 pts (33 pts)
Corporate bonds	547	Comparable pricing	
		Comparable bond price	1 to 153 pts (66 pts)
Loans and lending commitments	154	Comparable pricing	
		Comparable loan price	50 to 121 pts (88 pts)
Other Debt	3	Comparable pricing	
		Comparable bond price	N/M(N/M)
Corporate equities	30	Comparable pricing	
		Comparable equity price	100%(100%)
Investment securities:			
Corporate equities	12	Comparable pricing	
		Comparable equity price	100% to 100% (100%)
		Discounted Cash Flow	
		Implied Weighted Average Cost of Capital ("WACC")	16% (16%)
Secured financing			
Securities purchased under agreements to resell	711	Discounted cash flows	
		Funding spread	32 bps to 107 bps (67 bps)
Trade and other receivables:			
Prepaid OTC contracts	133	Discounted cash flows	
		Loss Given Default	54%-84% (68%/54%)
LIABILITIES			
Trading financial liabilities			
Net derivatives contracts:[2]			
Interest rate	(236)	Option Model	
		Inflation Volatility	30% to 68% (44%/38%)
		Interest Rate Curve Correlation	23% to 94% (76%/81%)
		Interest rate Volatility Skew	59% to 86% (69%/67%)
		Currency Basis	N/M(N/M)
		Deal Contingent Probability	N/M(N/M)
		Bond Volatility	78% to 148% (92%/92%)
		Credit default swap model	
		Credit spread	2 to 299 bps (102 bps)
Credit	69	Comparable pricing	
		Comparable bond price	1 to 91 pts (46 pts)
		Discounted cash flows	
		Funding spread	99 to 113 bps (112 bps)
Foreign exchange and gold[3]	(4)	Option model	
		Deal execution probability	90% to 95% (95%/95%)
		Currency basis	5% to 10% (8%/8%)

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

31 December 2024	Fair value $ millions	Predominant valuation techniques/ Significant unobservable inputs	Range (Average)[1]
Equity	(300)	Option model	
		Equity volatility	1% to 73% (18%)
		Equity volatility skew	-3% to 1% (-1%)
		Equity correlation	15% to 100% (60%)
		Equity FX correlation	-68% to 60% (-29%)
Debt and other borrowings:			
Issued structured notes	(117)	Option model	
		Equity volatility	14% to 71% (26%)
		Equity volatility skew	-2% to 0% (-1%)
		Equity correlation	38% to 85% (61%)
		Equity FX correlation	-52% to -1% (-11%)
Trade and other payables:			
Prepaid OTC contracts	(133)	Discounted cash flow	
		Loss Given Default	54%-84% (62%/54%)

(1) A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum and average. Amounts represent weighted averages, except where simple averages and the median of the inputs, respectively, are provided when more relevant.
(2) Net derivative contracts represent trading financial liabilities – derivative contracts net of trading financial assets – derivative contracts
(3) Includes derivative contracts with multiple risks (i.e. hybrid products)

30.4.2 Significant Unobservable Inputs – Description and Sensitivity

During 2025, there were no significant revisions made to the descriptions of the significant unobservable inputs.

An increase/(decrease) to the following inputs would generally result in a higher/(lower) fair value:

- *Comparable Bond or Loan Price:* A pricing input used when prices for the identical instrument are not available for comparable instruments. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond or loan, then adjusting that yield (or spread) to derive a value for the bond or loan. The adjustment to yield (or spread) should account for the relevant differences in the bonds or loans such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond or loan.

- *Comparable Equity Price:* A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

- *Contingency Probability:* Probability associated with the realization of an underlying event upon which the value of an asset is contingent.

- *Loss Given Default:* Amount expressed as a percentage of par that is the expected loss when a credit event occurs.

- *WACC.* WACC represents the theoretical rate of return required to debt and equity investors. The WACC is used in a discounted cash flow model that calculates the value of the equity. The model assumes that the cash flow assumptions, including projections, are fully reflected in the current equity value, while the debt to equity ratio is held constant.

An increase/(decrease) to the following inputs would generally result in a lower/(higher) fair value:

- *Credit Spread:* The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk. The credit spread of a particular security is often quoted in relation to the yield on a credit risk-free benchmark security or reference rate.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

- *Funding Spread:* The cost of borrowing defined as the incremental spread over the OIS rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral).

An increase/(decrease) to the following inputs would generally result in an impact to the fair value, but the magnitude and direction of the impact would depend on whether the Group is long or short the exposure:

- *Correlation:* A pricing input where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable).

- *Interest rate curve:* The term structure of interest rates (relationship between interest rates and the time to maturity) and a market's measure of future interest rates at the time of observation. An interest rate curve is used to set interest rate and foreign exchange derivative cash flows and is a pricing input used in the discounting of any OTC derivative cash flow.

- *Volatility*: The measure of the variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options, and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option, the tenor and the strike price of the option.

- *Volatility skew*: The measure of the difference in implied volatility for options with identical underliers and expiry dates but with different strikes.

- *Currency Basis:* Cross-currency basis reflects the difference between the interest paid to borrow one currency by swapping it against another currency in relation to the rate of directly borrowing this currency in the respective cash market.

30.4.3 Sensitivity of fair values to changing significant assumptions to reasonably possible alternatives

As detailed in note 3, the valuation of Level 3 financial instruments requires the application of critical accounting judgement, involving estimations and assumptions and it is recognised that there could be a range of reasonably-possible alternative values.

The Group has reviewed the unobservable parameters to identify those which would change the fair value measurement significantly if replaced by a reasonably possible alternative assumption.

In estimating the potential variability, the unobservable parameters were varied individually using statistical techniques and historic data. The potential variability estimated is likely to be greater than the actual uncertainty relating to the financial instruments, as any diversification effect has been excluded.

The following table presents the potential impact of both favourable and unfavourable changes, both of which would be reflected in the income statement.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

	31 December 2025		31 December 2024	
in $ millions	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
Trading financial assets:				
Corporate and other debt	28	(19)	25	(23)
Corporate equities	46	(46)	26	(26)
Net derivative contracts[1]	124	(157)	180	(193)
Investment securities:				
Corporate equities	—	—	5	(3)
Debt and other borrowings:				
Issued structured notes	—	—	1	(2)
	198	**(222)**	**237**	**(247)**

(1) Net derivative contracts represent trading financial assets – derivative contracts net of trading financial liabilities – derivative contracts.

30.5 Financial Instruments Valued Using Unobservable Market Data

The amounts not recognised in the consolidated income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amounts determined at initial recognition using valuation techniques are as follows:

$ millions	2025	2024
At 1 January	437	463
New transactions	295	226
Amounts recognised in the consolidated income statement during the year	(275)	(252)
At 31 December	**457**	**437**

The balance above predominately relates to derivatives. The Group has financial instruments valued using unobservable market data of $42 million (2024: $89 million) related to other Morgan Stanley Group undertakings.

30.6 Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis.

Non-recurring fair value measurements of assets and liabilities are those which are required or permitted in the consolidated statement of financial position in particular circumstances.

There were no assets or liabilities measured at fair value on a non-recurring basis during the current or prior year.

31. FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

The tables below present the carrying value, fair value and fair value hierarchy category of certain financial assets and financial liabilities that are not measured at fair value in the statement of financial position.

Financial assets and financial liabilities not measured at fair value for which the carrying value is considered a reasonable approximation of fair value are excluded from the following table.

$ millions (Group)			Fair value measurement using:
31 December 2025	Carrying value	Fair value	Observable inputs (Level 2)
Other Borrowings	41,423	41,766	41,766

$ millions (Company)			
31 December 2025	Carrying value	Fair value	Observable inputs (Level 2)
Other Borrowings	41,396	41,739	41,739

$ millions (Group & Company)			
31 December 2024	Carrying value	Fair value	Observable inputs (Level 2)
Subordinated debt	5,098	5,395	5,395

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

32. EMPLOYEE COMPENSATION PLANS

Morgan Stanley maintains various equity-settled share-based compensation plans for the benefit of employees. Awards under these plans are generally granted in January following the performance year.

Equity-settled Share-based Compensation Plans

Morgan Stanley has granted RSU awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain employees' incentive compensation, with awards made in the form of restricted common stock. Awards under these plans are subject to vesting over time, generally six months to seven years, and are generally contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All, or a portion of, an award may be forfeited if employment is terminated before the end of the relevant vesting period or cancelled after the vesting period in certain situations. Recipients of equity-based awards may have voting rights, at Morgan Stanley's discretion, and generally receive dividend equivalents if the award vests, unless this is prohibited by regulation.

Group:

During the year, Morgan Stanley granted 2,167,830 RSUs (2024: 2,723,397 RSUs) to employees of the Group with a weighted average fair value per unit of $130.21 (2024: $78.76), based on the market value of Morgan Stanley common stock at grant date.

Equity-based compensation expense of $233 million (2024: $184 million) was recognised within 'Direct staff costs'.

The related liability due to Morgan Stanley at the end of the year, reported within 'Trade and other payables' in the consolidated statement of financial position, is $350 million (2024: $319 million) of which $147 million (2024: $134 million) is expected to be settled wholly within one year and $203 million (2024: $185million) thereafter.

The unrecognised compensation cost related to unvested equity-based awards is shown in the table below:

in $ millions	Unvested awards granted:		
	To 31 December 2025	In January 2026	Total
Expense expected to be recognised in:			
2026	58	194	252
2027	25	49	74
2028	6	22	28
Thereafter	1	6	7
	90	271	361

Amounts above do not reflect forfeitures, cancellations or accelerations.

Company:

During the year, Morgan Stanley granted 2,166,107 RSUs (2024: 2,721,461 RSUs) to employees of the Company with a weighted average fair value per unit of $130.21 (2024: $78.76), based on the market value of Morgan Stanley common stock at grant date. The equity-based compensation expense recognised in the year is $ 233 million (2024: $183 million).

The related liability due to Morgan Stanley at the end of the year, reported within 'Trade and other payables' in the statement of financial position, is $349 million (2024: $318 million) of which $147 million (2024: $133 million) is expected to be settled wholly within one year and $202 million (2024: $185 million) thereafter.

Management Charges

As described in note 7, the Group and Company utilise the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of these employee services which may include the cost of equity-settled share-based and deferred cash-based compensation plans.

33. POST EMPLOYMENT BENEFITS

Defined Contribution Plans

The Group operates several Morgan Stanley defined contribution plans, which require contributions to be made to funds held in trust or with an independent provider, separate from the assets of the Group.

The defined contribution plans are as follows:

- Morgan Stanley DIFC Workplace Savings Scheme (Dubai and Abu Dhabi);

- Morgan Stanley Asia Limited Retirement Benefit Plan (Taiwan);

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

- Morgan Stanley & Co. International plc, Seoul Branch Defined Contribution Plan; and

- Morgan Stanley & Co. International plc Zurich Branch Top-up Plan

The Group pays fixed contributions to the plans, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge in relation to the above plans recognised within 'Direct staff costs' in 'Operating expense' in the consolidated income statement was $4 million for the year (2024: $4 million) of which $nil was accrued at 31 December 2025 (2024: $nil).

Defined Benefit Plans

The Group also operates several Morgan Stanley defined benefit plans, which provide post-employment benefits that are based on length of service and salary.

The defined benefits plans are as follows:

- Morgan Stanley Asia (Taiwan) Limited Retirement Scheme;

- Morgan Stanley Asia (Taiwan) Limited Book Reserve Plan;

- Morgan Stanley Asia (Taiwan) Limited Grandfather Plan;

- Morgan Stanley & Co. International plc Zurich Branch Base Plan;

- Morgan Stanley & Co. International plc Dubai Branch End of Service Gratuity;

- Morgan Stanley & Co. International plc Qatar Branch End of Service Gratuity

The Group's cumulative amount of actuarial gains and losses recognised in the consolidated statement of comprehensive income is $Nil (2024: $1 million loss). A liability of $5 million (2024: $5 million liability) is recognised in the Group's consolidated statement of financial position in respect of these plans.

Plans Operated by Fellow Morgan Stanley Undertakings

In addition to the above, the Group incurs direct expenses and management charges from fellow Morgan Stanley undertakings for post-employment benefit costs related to the Morgan Stanley UK Group Pension Plan ("the Plan") operated by Morgan Stanley UK Limited

("MSUKL"). The Plan is a defined contribution scheme with a closed defined benefit section.

Defined Contribution Section of the Plan

MSUKL pays fixed contributions to the plan, with no legal or constructive obligation to pay further contributions.

The defined contribution pension charge, in relation to this plan, recognised within 'Direct Staff costs' in 'Operating expense' in the Consolidated income statement was $25 million for the year (2024: $24 million) of which $nil was accrued at 31 December 2025 (2024: $nil).

As described in note 7, the Group utilises the services of staff who are employed by other Morgan Stanley Group undertakings. Management charges are incurred in respect of the services of these employees which include the cost of the Plan.

Defined Benefit Section of the Plan ("DB Plan")

Under contractual group recharging arrangements, a material proportion of the net defined benefit cost for the DB Plan as a whole, whether recognised in the profit or loss for the year or other comprehensive income, is recharged to the Group. Information on the DB Plan is provided below.

The DB Plan has been closed to new members and future accrual since 1996. The DB Plan was previously open to permanent employees of the Morgan Stanley Group employed in the UK, and with the consent of the Trustees, other Morgan Stanley employees located outside of the UK who had previously been employed in the UK and who at some point had been members of the DB Plan.

The DB Plan provides post-employment benefits to members on retirement which are dependent on years of service and salary at the time of closure of the DB Plan in 1996. Additionally, the DB Plan also includes a Guaranteed Minimum Pension ("GMP") underpin in respect of certain defined contribution members who transferred their benefits from the DB Plan into the defined contribution section in the past. Under the GMP underpin, if the value of each member's investment at retirement is less than the amount needed to secure the GMP benefits, which would have been accrued under the DB Plan, the shortfall must be covered by the DB Plan. This

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

shortfall has been presented net within the defined benefit obligation in the tables below.

The DB Plan is administered by the Trustee and the assets are held in a fund which is legally separate from MSUKL. The Trustee is required by law to act in the interest of the members and of all relevant stakeholders in the Plan. The Trustee is responsible for the investment policy with regards to the Plan assets.

The DB Plan exposes MSUKL to actuarial risks such as: investment risk, interest rate risk, inflation risk, longevity risk, liquidity risk and credit risk. As a result of the DB Plan's investment strategy outlined on page 151, the interest rate and inflation risks are largely hedged for the majority of the defined benefit liabilities on a funding basis as described below. The GMP underpin liabilities can be volatile because they represent the difference between a defined benefit liability and the value of members' defined contribution assets, which are dependent upon each individual member's investment choices, and are only approximately hedged.

As required by the UK regulatory framework, a full actuarial valuation of the DB Plan is conducted at least every three years, and an approximate funding value is provided quarterly between full triennial valuations, to determine the position of the DB Plan on a funding basis. The most recent full actuarial valuation of the DB Plan, carried out at 31 December 2021 showed a funding surplus of DB Plan assets over liabilities. The funding basis used assumptions reflective of the cost of securing the benefits built up in the DB Plan with an insurance company. The 31 December 2024 valuation is underway. As formally approved, the funding basis will use assumptions aligned to the cost of paying benefits from plan assets, reflecting the change in strategy from the 2021 valuation. The results are expected to continue to show a funding surplus of DB Plan assets over liabilities. A new schedule of contributions will be agreed as part of the 31 December 2024 valuation. There were $nil contributions payable to the DB Plan during 2025 (2024: $nil).

In addition, an actuarial valuation of the DB Plan is carried out annually on an accounting basis by a qualified actuary. Under the accounting basis, the obligations are measured by discounting the best estimate of future cash flows to be paid out by the DB Plan using the projected unit credit method. Consistent with the change in funding strategy described above, the 2025 accounting basis uses assumptions reflective of the cost of paying benefits from the DB Plan assets, rather than securing benefits with an insurance company. As accrual of future benefits ceased in 1996, no further benefit has been attributed to service during subsequent reporting periods. The accumulated benefit obligation is therefore an actuarial measure of the present value of benefits for service already rendered.

On an accounting basis, the DB Plan has a surplus of scheme assets over liabilities.

The following table provides a summary of the present value of the defined benefit obligation and fair value of DB Plan assets included in the statement of financial position:

in $ millions	2025	2024
Present value of the defined benefit obligation[1]	(138)	(142)
Fair value of plan assets	233	210
Plan surplus[1]	95	68
Impact of asset ceiling	(82)	(56)
Net DB Plan Asset	**13**	**12**

(1) In aggregate, member DC funds relating to the DB underpins are $57 million (2024: $50 million). The corresponding aggregate DB underpin gross liabilities are $67 million (2024: $65 million). The aggregate value of members DB underpin in excess of DC funds of $9 million (2024: $15 million) has been presented net within the defined benefit obligation in the 2025 financial statements.

The net defined benefit asset recognised in the statement of financial position is limited to the amount of future economic benefits available to the entity in the form of reduced contributions.

Of the defined benefit obligation, $120 million (2024: $129 million) relates to deferred members and $18 million (2024: $13 million) relates to retired members. Upon reaching retirement, up until 31 December 2018, most retiring members were settled through the purchase of an annuity contract in the name of the member, with the Company having no further obligation. Following a High Court ruling on 26 October 2018 confirming that pension schemes are required to equalise male and female members' GMP benefits ("GMP equalisation"), the Trustee temporarily suspended the practice of individually buying out members' benefits until the legal position and benefit entitlements with respect to GMP equalisation were clearer. Therefore since the end of 2018, individuals who have reached benefit age have been retained as members in the DB Plan. In 2025, the Trustee set a new strategy to continue this practice permanently.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

The weighted average duration of the defined benefit obligation at 31 December 2025 is 15 years (2024: 21 years).

The following tables provide a summary of the present value of the obligation, the fair value of the DB Plan assets and the impact of the asset ceiling:

Movement in the Net Defined Benefit Asset and Impact of Asset Ceiling

2025 in $ millions	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2025	(142)	210	68	(56)	12
Net interest (expense)/income	(7)	11	4	(3)	1
Amounts recognised in the income statement	**(7)**	**11**	**4**	**(3)**	**1**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(1)	(1)	—	(1)
Actuarial gain arising from changes in demographic assumptions	1	—	1	—	1
Actuarial gain arising from changes in financial assumptions	25	—	25	—	25
Actuarial gain arising from experience adjustments	(8)	—	(8)	—	(8)
Adjustments for restrictions on the defined benefit asset	—	—	—	(17)	(17)
Amounts recognised in the statement of comprehensive income	**18**	**(1)**	**17**	**(17)**	**—**
Foreign exchange rate changes	(10)	16	6	(6)	—
Benefit payments	3	(3)	—	—	—
At 31 December 2025	**(138)**	**233**	**95**	**(82)**	**13**

2024 in $ millions	Present value of obligation	Fair value of plan assets	Total	Impact of asset ceiling	Total
At 1 January 2024	(151)	232	81	(68)	13
Net interest (expense)/income	(7)	10	3	(3)	—
Amounts recognised in the income statement	**(7)**	**10**	**3**	**(3)**	**—**
Remeasurements:					
The return on scheme assets (excluding amounts included in net interest expense)	—	(26)	(26)	—	(26)
Actuarial gain arising from changes in demographic assumptions	1	—	1	—	1
Actuarial gain arising from changes in financial assumptions	8	—	8	—	8
Actuarial gain arising from experience adjustments	2	—	2	—	2
Adjustments for restrictions on the defined benefit asset	—	—	—	14	14
Amounts recognised in the statement of comprehensive income	**11**	**(26)**	**(15)**	**14**	**(1)**
Foreign exchange rate changes	3	(4)	(1)	1	—
Benefit payments	2	(2)	—	—	—
At 31 December 2024	**(142)**	**210**	**68**	**(56)**	**12**

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

Actuarial Assumptions

The following table presents the principal weighted average actuarial assumptions at the end of the reporting period:

	2025 %	2024 %
Pre-retirement discount rate	5.60%	5.10%
Post-retirement discount rate (RPI)[1]	5.60%	4.80%
Inflation (RPI)	2.85%	3.20%
Revaluation in deferment - inflation(CPI)	2.45%	2.70%

(1) The post-retirement discount rate reflects the payment of benefits from plan assets in 2025 and securing benefits with an insurer in 2024.

The mortality assumptions used give the following life expectancy:

	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:	
	Aged 65	Aged 45	Aged 65	Aged 45
At 31 December 2025				
UK	88.5	89.5	89.4	91.2
At 31 December 2024				
UK	88.1	90.1	89.2	90.7

The sensitivities regarding the principal assumptions used to measure the defined benefit obligation are as follows:

2025

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/ increase by 3.70%/3.91%
Inflation assumption	Increase/decrease by 0.25%	Increase/ decrease by 1.34%/1.34%
Mortality Age Rating	Increase/decrease by 1 year	Increase/ decrease 1.64%/1.71%

2024

Assumption	Change in assumption	Impact on scheme liabilities
Discount rate	Increase/decrease by 0.25%	Decrease/ increase by 4.99%/5.31%
Inflation assumption	Increase/decrease by 0.25%	Increase/ decrease by 0.85%/0.90%
Mortality Age Rating	Increase/decrease by 1 year	Increase/ decrease 3.05%/3.11%

The sensitivity analysis presented above has been determined based on reasonably possible changes of the assumptions occurring at 31 December 2025 and 31 December 2024, assuming that all other assumptions are held constant. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior year.

DB Plan Assets

The Plan's Trustee, having considered professional advice from its independent investment consultant and the Plan's actuary, determines the asset allocation targets based on their assessment of a range of relevant factors, such as expected long-term financial conditions, demographic data and trends, current funding position and related risk factors. The Trustee consults with MSUKL on any changes to the investment strategy. The overall primary investment objective is to minimise the volatility of the Plan's surplus or deficit through asset-liability matching. The investment strategy is considered to be low risk.

Specific risks which are managed through the asset allocation targets include:

- Interest rate and inflation risk
- Asset volatility
- Credit risk
- Liquidity risk
- Longevity risk

The Trustee conducts a full asset-liability review every three years. The last review was conducted during 2022 with underlying investments updated in December 2022. The next scheduled review is currently taking place as part of the 31 December 2024 valuation. These studies are used to assist the Trustee in determining the optimal long-term asset allocation with regards to the structure of liabilities within the Plan.

The main investment strategies formulated in the actuarial and technical policy documents of the DB Plan are to invest DB Plan assets as follows:

- Debt instruments, such as gilts, to reduce interest rate sensitivity caused by the duration of the defined benefit obligation;
- AAA asset-backed securities, to provide a level of return above cash whilst remaining stable;
- Cash to provide liquidity to fund ongoing transaction costs.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

In line with the investment objective, the DB Plan holds investments in a range of pooled investment vehicles of varying maturities intended to broadly reflect the expected liability profile of the DB Plan. The pooled fund nature of the investments provides liquidity as Plan assets can be disinvested readily. The major categories and fair values of Plan assets at the end of the reporting period are set out below.

| | Fair value of Plan assets | | | | | |
| | 2025 | | | 2024 | | |
in $ millions	Quoted in an active market	Other	Total	Quoted in an active market	Other	Total
Cash and Asset backed securities	—	40	**40**	—	36	**36**
Government bonds	193	—	**193**	174	—	**174**
	193	**40**	**233**	**174**	**36**	**210**

The actual return on DB Plan assets was a $10 million gain (2024: $16 million loss).

34. RELATED PARTY DISCLOSURES

Parent and Subsidiary Relationships

Parent and ultimate controlling entity

For information on the Group's parent and ultimate controlling entity, refer to note 1.

34.1 Key Management Compensation

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The Morgan Stanley Group's corporate governance framework gives consideration to legal, geographical and business lines through a combination of boards of directors, and regional and global management committees. Accordingly, in addition to the Directors of the Company, key management personnel of the Group is considered to include: the boards of Directors of certain parent companies, including that of Morgan Stanley, certain members of key Morgan Stanley Group management committees, those designated as senior managers under the UK's Senior Manager regime and certain executive officers of Morgan Stanley.

The boards of the Group's parent companies, the management committees and the executive officers cover the full range of the Morgan Stanley Group's business activities. Only those members with responsibility for the Institutional Securities business, being the reportable operating segment of the Group, are considered to be key management personnel of the Group. The aggregate compensation below represents the proportion of compensation paid to these key management personnel, including the Directors of the Company, in respect of their services to the Group.

Key management personnel compensation in respect of their services rendered to the Group comprised the following:

in $ millions	2025	2024
Short-term employee benefits	74	72
Share-based payments	67	49
	141	**121**

The share-based payment costs disclosed above reflect the amortisation of equity-based awards granted to key management personnel and are therefore not directly aligned with other staff costs in the current year.

Key management personnel compensation is borne directly by the Group as well as other Morgan Stanley Group undertakings in the current year. Management recharges in respect of key management personnel compensation borne by other Morgan Stanley Group undertakings are included in 'Management charges from other Morgan Stanley Group undertakings relating to staff costs' within 'Operating expense', as disclosed in note 7.

34.2 Directors' Remuneration

in $ millions	2025	2024
Total remuneration of all Directors:		
Aggregate remuneration	18	21
Long term incentive schemes	1	2
	19	**23**
Disclosures in respect of the highest paid Director:		
Aggregate remuneration	5	6
	5	**6**

Directors' remuneration has been calculated as the sum of cash, bonuses and benefits in kind.

All Directors who are employees of the Morgan Stanley Group are eligible to receive shares of

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

the parent company, Morgan Stanley, awarded under the Morgan Stanley Group's equity-based long term incentive schemes. In accordance with Schedule 5 paragraph 1(3)(a) of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the above disclosures do not include the value of shares awarded under long term incentive schemes. During the year, nine Directors received awards under the Morgan Stanley Group's equity-based long term incentive schemes in respect of qualifying services (2024: eight), including the highest paid Director in both 2025 and 2024.

The value of assets (other than shares) awarded under other long term incentive schemes has been included in the above disclosures when the awards vest, which is generally within one to seven years from the date of the award.

Two directors are members of non-UK defined benefit schemes, which are now closed to new entrants and no longer accruing future benefits (2024: two).

The Morgan Stanley Group operates a defined contribution pension scheme, the Morgan Stanley UK Group Pension Plan. There are eight Directors to whom retirement benefits are accruing under this scheme (2024: seven). One Director has benefits accruing under a non-UK defined contribution scheme (2024: one).

The Group has provided no loans or other credit advances to its Directors during the year (2024: $nil).

34.3 Transactions with Related Parties

The Morgan Stanley Group conducts business for clients globally through a combination of both functional and legal entity organisational structures. Accordingly, the Group is closely integrated with the operations of the Morgan Stanley Group and enters into transactions with other Morgan Stanley Group undertakings on an arm's length basis for the purposes of utilising financing, trading and risk management, and infrastructure services. The nature of these relationships along with information about the transactions and outstanding balances is given below. The Group has not recognised any expense and has made no provision for impairment relating to the amount of outstanding balances from related parties (2024: $nil).

Cash

The Group places cash with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

in $ millions	2025 Interest	2025 Balance	2024 Interest	2024 Balance
Amounts due from other Morgan Stanley Group undertakings	27	(3)	36	1,112

34.4 Funding

The Group receives funding from and provides funding to other Morgan Stanley Group undertakings in the following forms:

General Funding

General funding is undated, unsecured, floating-rate lending, other than certain funding which is dated on a rolling 60, 190 or 395 day term. Funding may be received or provided for specific transaction related funding requirements, or for general operational purposes. The interest rates are established by the Morgan Stanley Group Treasury function for all entities within the Morgan Stanley Group and approximate the market rate of interest that the Morgan Stanley Group incurs in funding its business.

Details of the outstanding balances on these funding arrangements and the related interest income or expense recognised in the consolidated income statement during the year are shown in the table below:

in $ millions	2025 Interest	2025 Balance	2024 Interest	2024 Balance
Undated				
Amounts due from the Group's direct and indirect parent undertakings	2	242	—	80
Amounts due from other Morgan Stanley Group undertakings	1	121	3	122
	3	363	3	202
Rolling 395 day term				
Amounts due from other Morgan Stanley Group undertakings	4	109	3	57
	4	109	3	57

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions	2025 Interest	2025 Balance	2024 Interest	2024 Balance
Undated				
Amounts due to the Group's direct and indirect parent undertakings	381	3,353	—	317
Amounts due to other Morgan Stanley Group undertakings	3	496	7	441
	384	**3,849**	**7**	**758**
60 day termed				
Amounts due to the Group's direct and indirect parent undertakings	31	6,020	(761)	970
190 day termed				
Amounts due to the Group's direct and indirect parent undertakings	—	—	32	1
Rolling 395 day term				
Amounts due to the Group's direct and indirect parent undertakings	1,142	32,048	1,479	22,250
Amounts due to other Morgan Stanley Group undertakings	17	354	16	284
	1,159	**32,402**	**1,495**	**22,534**

34.5 Subordinated Debt

The Group received subordinated debt and senior subordinated debt from another Morgan Stanley Group undertaking. Details of the terms of these loans, including the contractual maturity and the interest rate are shown in note 17.

in $ millions	2025 Interest	2025 Balance	2024 Interest	2024 Balance
Subordinated debt liabilities				
Amounts due to the Group's direct parent undertaking	327	5,224	377	5,098
Senior subordinated debt liabilities				
Amounts due to the Group's direct parent undertaking	470	10,402	452	6,700

34.6 Trading and Risk Management

In the course of funding its business, the Group enters into collateralised financing transactions with other Morgan Stanley Group undertakings. All such transactions are entered into on an arm's length basis.

Details of the outstanding on such transactions and the related interest income/expense recognised in the consolidated income statement during the year are shown in the table below:

in $ millions	2025 Interest	2025 Balance	2024 Interest	2024 Balance
Financial assets measured at fair value				
Amounts due from the Group's direct and indirect parent undertakings	30	232	16	109
Amounts due from other Morgan Stanley Group undertakings	4,142	96,937	4,399	74,841
	4,172	**97,169**	**4,415**	**74,950**
Financial liabilities measured at amortised cost				
Amounts due to other Morgan Stanley Group undertakings	325	8,594	308	(880)
	325	**8,594**	**308**	**(880)**
Financial liabilities measured at fair value				
Amounts due to the Group's direct and indirect parent undertakings	216	8,096	67	2,395
Amounts due to other Morgan Stanley Group undertakings	2,175	37,128	2,432	27,478
	2,391	**45,224**	**2,499**	**29,873**

The Group enters into purchases and sales of securities and derivative transactions with other Morgan Stanley Group undertakings to facilitate the provision of financial services to clients on a global basis and to manage the market risks associated with such business. The Group also enters into derivative transactions with other Morgan Stanley Group undertakings to manage the market risks associated with certain of its compensation plans. All such transactions are entered into on an arm's length basis. The total amounts receivable and payable from such transactions not yet settled and the fair value of such derivatives contracts outstanding at the year end were as follows:

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2025

in $ millions	2025	2024
Amounts due from the Group's direct and indirect parent undertakings on securities and derivative transactions	1,875	1,888
Amounts due from other Morgan Stanley Group undertakings on securities and derivative transactions	155,216	157,188
	157,091	**159,076**
Amounts due to the Group's direct and indirect parent undertakings on securities and derivative transactions	1,971	1,927
Amounts due to other Morgan Stanley Group undertakings on securities and derivative transactions	156,767	157,595
	158,738	**159,522**

The Group has received and pledged collateral to mitigate credit risk on exposures arising under derivatives contracts between the Group and other Morgan Stanley Group undertakings. The total collateral received and pledged outstanding at the year end were as follows:

in $ millions	2025	2024
Collateral pledged		
Amounts recharged from the Group's direct and indirect parent undertakings	1,166	952
Amounts recharged from other Morgan Stanley Group undertakings	44,308	31,057
	45,474	**32,009**
Collateral received		
Amounts due to the Group's direct and indirect parent undertakings	155	216
Amounts due to other Morgan Stanley Group undertakings	11,686	11,258
	11,841	**11,474**

In addition, the management and execution of business strategies on a global basis results in many Morgan Stanley transactions impacting a number of Morgan Stanley Group entities. The Morgan Stanley Group has Global Transfer Pricing Policies in place among the Ultimate Parent and its consolidated subsidiaries to ensure arm's length pricing. These policies are consistent with the 2022 OECD Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Morgan Stanley Group has also engaged in negotiations of Advanced Pricing Agreements with selected tax authorities in respect of its key transfer pricing methodologies. Negotiations may result in changes to methodologies or inputs that could have an impact on the Group's revenues in the future.

For the year ended 31 December 2025, a net amount of $1,474 million was transferred to other Morgan Stanley Group undertakings relating to such revenue transfer pricing policies and recognised in the consolidated income statement arising from such policies (2024: net transfer to other Morgan Stanley Group undertakings of $1,540 million).

34.7 Infrastructure Services

The Group receives and incurs management charges to and from other Morgan Stanley Group undertakings for infrastructure services, including the provision of staff and office facilities. Management recharges received and incurred during the year are as follows:

	2025		2024	
in $ millions	Staff costs	Other services	Staff costs	Other services
Amounts recharged from the Group's direct and indirect parent undertakings	4	51	4	—
Amounts recharged from other Morgan Stanley Group undertakings[1]	679	1,880	600	1,747
	683	**1,931**	**604**	**1,747**

(1) Amounts related to Other services include expenses reported as 'Commission and other similar arrangements' of $287 million (2024: $255 million).

35. EVENTS AFTER REPORTING DATE

On 5 February 2026, the Board approved the equity issuance of a new AT1 instrument of $1,200 million. This Instrument has substantially the same trigger mechanism, and terms and conditions as the existing AT1 instruments. The Instrument was issued on 23 February 2026.

Refer to Equity Instruments (note 21) for details on the existing AT1 instruments.

On 26 February 2026, the Board approved an ordinary share issuance of $500 million to the Company's immediate parent and up the ownership chain to Morgan Stanley.

These capital issuances are to support ongoing business growth.

Table of contents

MORGAN STANLEY & CO. INTERNATIONAL plc

APPENDIX TO THE FINANCIAL STATEMENTS - Year ended 31 December 2025

List of subsidiaries, including indirect subsidiaries, as at 31 December 2025 and 31 December 2024:

Name of Company	Address of undertaking's registered office/ principal place of business	Proportion of shares held by the Group[1][2]		Nature of Business
		2025	2024	
Morgan Stanley Taiwan Limited	83F.& 83F-1. No.7, Xinyi Rd., Sec. 5 Taipei City 110, Taiwan	100%	100%	Financial Services
Morgan Stanley Strategic Investments Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Financial Services
Morgan Stanley Equity Investments (UK) Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Morgan Stanley Derivative Products (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam , Netherlands	100%	100%	Financial Services
Morgan Stanley Longcross Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Holding company
Morgan Stanley Equity Investments Unlimited Company	Custom House, Plaza Block 6, , International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Langton Limited	20 Bank Street, Canary Wharf, London , E14 4AD , UNITED KINGDOM	100%	100%	Holding company
Morgan Stanley Equity Finance (Malta) Limited	SmartCity Malta, SCM 01 TMF Group (Malta) 401, Ricasoli, Kalkara SCM 1001, Malta	100%	100%	Financial Services
Drake II Investments Limited	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	100%	100%	Financial Services
Morgan Stanley Grund S.a.r.L	46A, Avenue J.F. Kennedy, L-1855, Luxembourg	100%	100%	Financial Services
Morgan Stanley Heythorp Investments Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Equity Holding (Netherlands) B.V.	Luna Arena, Herikerbergweg 238, 1101 CM, Amsterdam, Netherlands	100%	100%	Financial Services
Morstan Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Global Equity High Yield Fund B.V.	De Lairessestraat 145 E, 1075 HJ Amsterdam, Netherlands	100%	100%	Financial Services
Morgan Stanley Client Securities Nominees Limited	25 Cabot Square, Canary Wharf, London, E14 4QA, United Kingdom	100%	100%	Nominee company
Morgan Stanley Euro Financing Unlimited Company	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	100%	100%	Holding company
Morgan Stanley Derivative Products Spain S.L. [3]	Serrano 55, 28006, Madrid, Spain	—%	100%	Financial Services
Morgan Stanley Corporate Holdings Unlimited Company [3]	Custom House, Plaza Block 6, International Financial Services Centre, Dublin, DUBLIN 1, Ireland	—%	100%	Holding company
Morgan Stanley Havel GmbH [4]	Grosse Gallusstrasse 18, 60312, Frankfurt am Main, Germany	—%	100%	Holding company

(1)The proportion of voting rights held by the Group is the same as the proportion of shares held by the Group unless otherwise stated
(2) All shares held in each Company are ordinary shares.
(3) During the year Morgan Stanley Derivatives Products Spain S.L and Morgan Stanley Corporate holdings Unlimited were dissolved
(4) Morgan Stanley Havel GmbH was sold during the year to an external third party.